07048422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 16, 2007

Commission file number 1-14400

Metso Corporation

(Translation of registrant's name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F____X_____ Form 40-F__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-__________

SIGNATURES

Date March 16, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo
Executive Vice President and CFO
Metso Corporation

Aleksanteri Lebedeff
Senior Vice President,
General Counsel
Metso Corporation

ANNUAL REPORT 2006



A year of profitable growth

metso

Year 2006

The good market situation and our enhanced operational efficiency contributed to our profitability improvement in 2006, and, financially, it was the best year in Metso's history. We implemented our profitable growth strategy in 2006 and grew our business both organically and through acquisitions.

Good market situation continued

Our operating environment remained favorable throughout the year. Order intake continued brisk, and the order backlog at year-end was very strong. The construction, mining and energy industry markets were excellent and the pulp and paper industry markets good. The demand for aftermarket services was also good. We estimate the overall favorable demand to continue also during 2007. Read more about operating environment and market situation on pages 13–19.





We increased local presence in emerging markets

We aim to increase our local presence in growing markets near our customers.

The paper machine factory we acquired in China, today Metso Paper Technology (Shanghai), strengthens our competitiveness in Asia's paper and board machine markets. Having the factory in China will enable us to also produce strategic core components for our paper machines in future. We expanded Metso Minerals' production facility in Tampere, Finland, and opened a new factory manufacturing crushing and screening equipment in Columbia, South Carolina, in the United States. We increased foundry capacity in Brazil, South Africa, India and Finland. During the year we also boosted the efficiency of procurements and outsourcing. Our procurement volumes have increased the most in South America and Asia. Our aim is to utilize global supply chains and countries with lower cost levels for our procurements.





We upgraded our financial targets

We upgraded our financial targets in October 2006. The raised financial targets are an indication that we have the resources to invest in growth, without compromising the continuous improvement of current operations. We also upgraded our dividend policy. Read more about our financial targets on pages 10–11.

Growth through complementary acquisitions

We are pursuing average annual net sales growth of over ten percent, both organically and through complementary, value-enhancing acquisitions. In line with our profitable growth strategy, in 2006 we made a few complementary acquisitions.

The biggest acquisition was the acquisition of Aker Kvaerner's Pulping and Power businesses. The acquired businesses were transferred to our ownership on December 29,





December 29, 2006. The acquisition enables us to deliver complete pulp mills, modernizations and maintenance services and to serve new customers in the power industry. Read more about the acquisition on page 7 and in Metso Paper's business review on page 30.

Focus on aftermarket services

Our aim is to transform from a product-focused company to a service company, and to strengthen the position of the aftermarket business throughout Metso.

During 2006 we supported growth in the aftermarket business by acquiring two companies in Sweden that specialize in the aftermarket business and serve the mining and paper industry. During the year Metso Paper opened a roll services site in Borlänge, Sweden, and finalized a decision to expand the Wuxi service center in China. Metso Minerals focused on the development of customer service products. The aim is to improve the selling of services, and to ensure service quality and competitive production. Metso Automation opened two new valve service centers, one in Concepcion, Chile, and the other in St. Petersburg, Russia. Additionally, the number of service personnel both in growing and in developed markets was increased.

Table of Contents

« Metso's Annual Report on Metso's website at www.metso.com/reports »

« We published also Sustainability Report of the Year 2006. Sustainability Report on Metso's website at www.metso.com/sustainability »

Metso at a glance



Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5.0 billion. Some 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and other selected industries.

Net sales by Business Area


Metso Paper
38% (2005: 39%)
Metso Ventures *
7% (2005: 7%)
Metso Automation
12% (2005: 14%)
Metso Minerals
43% (2005: 40%)

* Metso Ventures Business Area was dismantled on January 1, 2007

Net sales by customer industry


Pulp and Paper
47%
Other
5%
Energy
10%
Construction
15%
Mining & Recycling
23%

Net sales by market area


Other Nordic countries
6% (2005: 12%)
Finland
7% (2005: 8%)
Other countries
5% (2005: 5%)
Asia-Pacific
20% (2005: 17%)
Other European countries
28% (2005: 25%)
North America
20% (2005: 21%)
South and Central America
14% (2005: 12%)

Personnel by area


Finland
36% (2005: 38%)
Other countries
5% (2005: 6%)
Asia-Pacific
9% (2005: 7%)
South and Central America
10% (2005: 9%)
Other Nordic countries
14% (2005: 11%)
Other European countries
12% (2005: 13%)
North America
14% (2005: 16%)

Metso Paper

Key figures in 2006	Products and services	Breakdown of net sales
– Net sales: EUR 1,947 million – Operating profit: EUR 110.2 million – Orders received: EUR 2,139 million – Order backlog, Dec. 31*: EUR 2,165 million – Personnel, Dec. 31*: 10,867 * Includes acquired Pulping and Power businesses	– Equipment and machinery for mechanical and chemical pulp production – Paper machines, tissue machines, board machines, paper finishing systems – Production lines and equipment for the panelboard industry – Equipment for the power generation industry, and know-how, maintenance and aftermarket services	– Paper industry: 55% – Pulp industry: 35% – Power generation industry: 10% – New equipment and machinery: ~40% of net sales – Rebuilds: ~30% of net sales – Aftermarket business: ~30% of net sales

Metso Minerals

Key figures in 2006	Products and services	Breakdown of net sales
– Net sales: EUR 2,174 million – Operating profit: EUR 286.0 million – Orders received: EUR 2,630 million – Order backlog, Dec. 31: EUR 1,254 million – Personnel, Dec. 31: 9,170	– Rock and minerals processing systems, crushers, screens and conveyors – Mobile crushing and screening equipment, grinding mills – Mineral separation equipment – Metal recycling systems – Wear protection products and conveyor belts – Wear and spare parts and aftermarket services	– Mining industry: 50% – Construction industry: 40% – Metal recycling industry: 10% – New equipment and machinery: ~50% of net sales – Aftermarket business: ~50% of net sales

Metso Automation

Key figures in 2006	Products and services	Breakdown of net sales
– Net sales: EUR 613 million – Operating profit: EUR 86.7 million – Orders received: EUR 717 million – Order backlog, Dec. 31: EUR 276 million – Personnel, Dec. 31: 3,352	– Process industry – Automation and information management application networks and systems – Production process measurement systems and equipment – Control valves, and aftermarket and support services	– Pulp and paper industry: 50% – Energy industry: 50% – New equipment and machinery: ~75% of net sales – Aftermarket business: ~25% of net sales





Rauchgas E-Filter
459 mg/m3
Aussenluft
Sperrluft
165
Brauchwasser

1. Metso Paper has supplied the world's biggest magazine paper line to Stora Enso's Kvarnsveden paper mill in Borlänge, Sweden.
2. Infrastructure investments have boosted demand for Metso Minerals' crushing and screening equipment. Pictured is a cone crusher at the Pedreiras Basalto quarry in Brazil.
3. An automation system supplied by Metso Automation controls the processes of Welser Abfallsvertungs GmbH's WAV power plant in Austria.

Metso's operations are divided into three Business Areas: Metso Paper, Metso Minerals and Metso Automation. Metso's shares are listed on the Helsinki and New York stock exchanges.

Market position

- Global leader in papermaking, board and pulping lines
- Significant player in the power generation industry

Customers

- Mechanical and chemical pulp producers
- Paper, tissue and board producers
- Power producers
- Board industry

Net sales by market area



Other European countries 28% (2005: 19%)
North America 17% (2005: 19%)
South and Central America 12% (2005: 7%)
Asia-Pacific 26% (2005: 21%)
Rest of the world 2% (2005: 2%)
Finland 9% (2005: 12%)
Other Nordic countries 6% (2005: 20%)

Main competitors

- Andritz (Austria)
- Austrian Energy & Environment (Austria)
- Babcock & Wilcox (USA)
- Celli (Italy)
- Dieffenbacher (Germany)
- Foster Wheeler (USA)
- GL&V (Canada)
- HPD (Spain)
- Kadant Black Clawson (USA)
- Mitsubishi (Japan)
- Overmeccanica (Italy)
- G. Siempelkamp (Germany)
- Stowe Woodward (USA)
- Toscotec (Italy)
- Voith Paper (Germany)

Market position

- Global market leader in rock and minerals processing systems and in recycling systems for metals and construction materials

Customers

- Mining industry
- Quarries and contractors
- Construction industry
- Recycling of metals and construction materials industry

Net sales by market area



Other European countries 25% (2005: 25%)
North America 23% (2005: 23%)
South and Central America 18% (2005: 19%)
Asia-Pacific 17% (2005: 15%)
Rest of the world 9% (2005: 8%)
Finland 2% (2005: 3%)
Other Nordic countries 6% (2005: 7%)

Main competitors

- Astec (USA)
- Extec (Great Britain)
- FLSmidth (Denmark)
- Harris Waste Management Group (USA)
- Isenmann Siebe (Germany)
- Newell-Riverside (USA)
- Outokumpu Technology (Finland)
- Sandvik (Sweden)
- Terex (USA)
- ThyssenKrupp (Germany)
- Weir (Great Britain)

Market position

- Global market leader of special catalytic equipment, consistency transmitters, and control and automated valves for the pulp and paper industry
- The world's third largest supplier of automation solutions for the pulp and paper industry
- One of Europe's leading suppliers of power plant automation

Customers

- Mechanical and chemical pulp producers
- Paper and board producers
- Power, oil and gas industries

Net sales by market area



Other Nordic countries 3% (2005: 4%)
Other European countries 22% (2005: 25%)
North America 29% (2005: 28%)
South and Central America 6% (2005: 4%)
Asia-Pacific 15% (2005: 15%)
Rest of the world 5% (2005: 4%)
Finland 20% (2005: 20%)

Main competitors

- ABB (Switzerland)
- Dresser (USA)
- Emerson Process Management (USA)
- Flowserve (USA)
- Honeywell (USA)
- Invensys (Great Britain)
- Samson (Germany)
- Siemens AG (Germany)
- Voith (Germany)
- Yokogawa (Japan)



Profitable growth strategy brings results

Dear shareholder,

Metso aims to be a profitably growing company that delivers value for our shareholders. In 2006 we made good progress with our strategy of profitable growth. For the second year in a row our net sales increased well over 10 percent. Also our profitability improved in our main businesses.

The good financial development and the continued favorable market situation reflected also on the increased value of Metso's share. Metso's market capitalization rose by 65 percent during the year and climbed to a record high of nearly six billion euros at the beginning of 2007. Taking into account the increase in the share price and the dividend paid, the return on Metso's share was 71.5 percent in 2006.

The good progress in the emerging markets continued

We saw a 20 percent increase in new orders compared to the previous year, and we started this year with a record-high and solid order backlog. Over 80 percent of this EUR 3.7 billion order backlog is scheduled for delivery this year. The delivery of a few of the larger paper machine and mining equipment orders will take place next year.

I am especially pleased with the good progress in the rapidly growing new markets. Already about half of our orders came from the so-called new markets of Asia, South and Central America, Asia-Pacific and Eastern Europe. The development was more stable in our traditional markets in Europe and North America.

The solid development of the new markets was driven by the strong growth in national economies, growth that in turn fuels pulp and paper industry investments, infrastructure development and the use of minerals. Good demand for our products and services is expected to continue on these markets also in 2007.

To ensure our ability to respond to the growing demand and to serve our customers operating on these markets in the best way possible, we are continuously developing our local presence in sales, service, engineering, procurements and manufacturing. In fall 2006 we acquired a factory that manufactures smaller paper machines and machine components. Located near Shanghai, this acquisition significantly strengthens the services for our Chinese paper and board customers.

Responding to the changing needs of our customers

Our purpose, Engineering Customer Success, indicates that Metso's profitable growth is based on customer-oriented operations. We succeed by offering competitive and reliable solutions that help our customers strengthen their own competitiveness. We want to improve our customers' production processes, productivity and profitability in the long-term, throughout the life cycle of the production line.

Customer orientation requires the continuous development of our operations. We want to ensure that our production capacity and the operations of our entire supply chain meet Metso's overall quality requirements. We are continuously developing our own offering to correspond with the changing needs of our customers.

One of the milestones last year was the acquisition of the Pulping and Power businesses, which significantly strengthened our offering to the pulp and paper industry. We also see very promising business opportunities in power production and in biomass technology.

Life-cycle management of equipment or processes requires strong expertise also in the aftermarket business. With the exception of the mining and construction industry services, the development of our aftermarket business in 2006 was not brisk enough. In fact, in this sector there are still plenty of opportunities for us – especially in the development of aftermarket services for the pulp and paper industry.

Looking ahead

The foundation for Metso's development is solid: Our order backlog is strong and the market situation is expected to continue favorably. And with our expanded scope of operations, we believe Metso's profitable growth will continue also this year. In fact, our goal is to grow into a company with net sales of over six billion euros by the end of the year.

To ensure the growth, we will be investing in supply chain management and in removing production bottlenecks. We will also continue to strengthen our presence in emerging markets. Other areas of focus will be the growth of our aftermarket business as well as operational excellence – especially the continuous improvement of our quality and productivity. As we move ahead in these areas, we have every reason to believe that Metso has a strong platform to grow and prosper – in 2007 and beyond.

In conclusion, I want to thank our customers for their good cooperation and our other partners for their swillingness to participate in Metso's growth. Our employees deserve a big round of applause for the successful year. And our shareholders, I thank you for the interest and confidence you have demonstrated.

Jorma Eloranta
President and CEO
Metso Corporation

Consistent profitable growth

The favorable market situation prompted brisk order intake throughout our businesses. Our net sales clearly exceeded our growth target of over 10 percent and our operating profit improved substantially.

Into 2007 with a solid order backlog

Metso's orders received increased by 20 percent and growth came from all Business Areas. The growth in orders was proportionally strongest at Metso Minerals and Metso Automation. At the end of 2006 order backlog was EUR 3,737 million, which included the EUR 727 million order backlog from the Pulping and Power businesses acquired from Aker Kvaerner. 80 percent of the order backlog will be delivered in 2007. With continuous demand for aftermarket services, this creates a good basis for the strong volume growth to continue.

Strong growth in our net sales and operating profit

Our net sales rose by 17 percent for the second year in a row. The growth was attained mainly organically and was due both to the continuing good market situation and to strengthened competitiveness. The growth was attributable to all Business Areas, but was strongest at Metso Minerals. The largest individual countries in terms of net sales were the United States, Brazil, China, Finland and Germany.

Our operating profit was EUR 457.2 million, or 9.2 percent of net sales. The improvement in profitability was mainly attributable to strong volume growth, especially at Metso Minerals. Metso Paper and Metso Automation also improved their operating profits. The operating profit of Metso Ventures was affected by the losses of Metso Panelboard.

The most significant nonrecurring items affecting our 2006 financial results were the EUR 10 million reorganization and integration expenses that Metso Paper recorded in the fourth quarter. Also Metso Ventures recognized EUR 9 million nonrecurring costs resulting from Metso Panelboard's restructuring and a gain of EUR 10 million from the divestment of Metso Powdermet AB in the last quarter.

The selling, general and administrative costs remained low in spite of the strong growth. Gross margins improved during the year at Metso Minerals and Metso Automation. Due to the small proportion of aftermarket sales and certain low-margin project deliveries, there was no improvement in Metso Paper's gross margins.

Metso's net financial expenses decreased to EUR 36 million as a result of continuing strong cash flow from operating activities. Metso's profit from continuing operations before taxes was EUR 421 million. In 2006, we recognized nonrecurring deferred tax assets totaling EUR 87 million with a positive impact on the income statement with respect to our U.S. operations where we had unrecognized tax losses and other temporary differences between accounting and taxation. In 2006, our tax rate, excluding the recorded deferred tax assets of EUR 87 million, was 23 percent. The tax rate for 2007 is estimated to be about 30 percent.

The profit attributable to shareholders was EUR 409 million, corresponding to earnings per share of EUR 2.89. Excluding the nonrecurring deferred tax assets of EUR 87 million, earnings per share were EUR 2.28. The return on capital employed was 22.2 percent and the return on equity was 30.3 percent.

Strong cash flow and balance sheet enable growth also through acquisitions

The free cash flow was EUR 327 million. The increase in inventories and receivables due to volume growth was compensated by the increase in accounts payable and advances received. Our gross capital expenditure, excluding acquisitions, was EUR 131 million.


Financial development, EUR million
Net sales
5000
4000
3000
2000
1000
0
02 03 04 05 06
Operating profit (loss)
500
400
300
200
100
0
(50)
20
16
12
8
4
0
(2)
02 03 04 05 06
Operating margin, %
2003 excluding goodwill impairment
2004 excluding reversal of the Finnish pension liability (TEL)
Orders received and order backlog
6000
5000
4000
3000
2000
1000
0
02 03 04 05 06
Orders received
Order backlog
2002–2003 presented in accordance with Finnish GAAP

The acquisition of the Pulping and Power businesses increased net interest-bearing liabilities by EUR 261 million, and they totaled EUR 454 million at the end of the year. Gearing was 30.8 percent.

The equity to assets ratio was 36.1 percent. In fall 2006, Moody's Investor Service and Standard & Poor's Ratings Services upgraded the long-term credit ratings of Metso. At the end of 2006, our cash and liquid assets totaled approximately EUR 370 million. Our balance sheet will remain strong also after the proposed dividend payment totaling EUR 212 million. This enables growth also in the future through acquisitions that enhance shareholder value and are a good fit strategically.

Favorable trend in shareholder return

Metso's favorable development was mirrored also in the increased share price and active share trading. Metso's market capitalization increased by 65 percent and was EUR 5,406 million at the end of 2006.

The Helsinki Stock Exchange traded 267 million Metso shares, equivalent to a turnover of EUR 8,123 million. The New York Stock Exchange traded 5 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 175 million.

Taking into consideration the increase in the share price and the dividend paid, the return on Metso's share was 71.5 percent in 2006. The 2005 return was 101 percent.

According to the dividend policy approved by our Board of Directors, we will distribute an annual dividend of at least half of earnings per share to our shareholders. It is proposed that a dividend of EUR 1.50 per share be distributed for 2006. Thus, the effective dividend yield is 3.9 percent (2006: 6.0%).

Growth on developing markets

The growth in new orders in 2006 was strongest in the Asia-Pacific region. The value of orders received from the BRIC countries (Brazil, Russia, India and China) was more than 50 percent up on 2005. These countries accounted for a 23 percent in our order intake, compared to 19 percent in the previous year.

Mixed development in the aftermarket business

The share of aftermarket business decreased to 36 percent of net sales due to the strong growth in project and equipment deliveries. In terms of euros, the aftermarket business volume increased by 10 percent to EUR 1.7 billion. The growth came from Metso Minerals, fuelled by the high utilization rates in the mining and construction industry. There was minimal growth in Metso Paper and Metso Automation's aftermarket business.

Acquisition of Pulping and Power businesses completed

In December we completed the acquisition of the Pulping and Power businesses from Aker Kvaerner. The acquisition will significantly improve our capabilities as a full-scope supplier to the pulp and paper industries. Furthermore, we see very promising business opportunities in the power industry and biomass technology.

The net sales of the Pulping and Power businesses transferred to Metso were approximately EUR 600 million in 2006 and the number of employees was approximately 2,100. The acquired Pulping and Power businesses were consolidated into Metso's balance sheet at December 31, 2006, but they have no effect on the income statement. The estimated acquisition price is EUR 341 million including the EUR 6 million in costs related to the acquisition and EUR 52 million in acquired net cash. We estimate that the annual cost-based synergies to be derived from the acquisition amount to EUR 20–25 million. About one third of this is estimated to be realized during 2007. The one-time costs arising from the integration are estimated to be approximately EUR 10 million and they are estimated to be realized mainly during 2007.

Many opportunities to further improve our operations

Even though the 2006 financial results were record-setting for Metso, we still see opportunities to improve our performance. The main focus at Metso Paper is on improving profitability. Aftermarket development, continuous improvement of productivity and further cutting non-quality costs remain on our agenda as a means to further boost our profitability. In addition, we will be investing in supply chain management and in securing our delivery capability to respond to the growth especially in Metso Minerals and Metso Automation. We are continuing to strengthen our presence in emerging markets to secure Metso's longer-term development.

Key figures, EUR million	2005	2006
Net sales	4,221	**4,955**
Aftermarket operations, % of net sales	38	**36**
Operating profit	335.0	**457.2**
% of net sales	7.9	**9.2**
Profit on continuing operations before tax	292	**421**
% of net sales	6.9	**8.5**
Profit on continuing operations	220	**410**
% of net sales	5.2	**8.3**
Profit (loss)	237	**410**
Earnings per share from continuing operations, EUR	1.57	**2.89**
Earnings per share from continuing and discontinued operations, EUR	1.69	**2.89**
Dividend/share, EUR	1.40	**1.50***
Balance sheet total	3,904	**4,958**
Return on capital employed (ROCE), %	18.8	**22.2**
Return on equity (ROE), %	20.9	**30.3**
Equity to assets ratio, %	37.5	**36.1**
Gearing, %	22.4	**30.8**
Cash flow from operations	164	**442**
Free cash flow	106	**327**
Free cash flow / share	0.76	**2.31**
Orders received	4,745	**5,705**
Order backlog, December 31	2,350	**3,737**
Personnel, December 31	22,178	**25,678**

* Board proposal

Vision and strategy

Since 2005 we have implemented our strategy of profitable growth and our management focus has shifted from restructurings to profitable growth. This strategy was further defined in 2006. Our goal is to fully exploit the opportunities offered by the favorable market situation, to increase our aftermarket business and to secure continuous growth and sustainable profitability over business cycles. At the same time we are continuing measures to improve profitability, particularly in those businesses where profitability is clearly below the targeted levels.

Our purpose is

Engineering Customer Success

Our values

- Customer's Success
- Profitable innovation
- Professional development
- Personal commitment

COMMON STRATEGIC GOALS TOWARDS THE VISION

Customer satisfaction

- Solutions that best meet the customer needs throughout the process life cycle
- Customer-oriented approach in all operations
- Strong local presence globally
- Leading technology

Operational excellence

- Continuous productivity and quality improvement
- World-class business, management and people processes
- Profitability and growth exceeding our peers
- A great place to work



Purpose

Our purpose – Engineering Customer Success – combines our strong engineering know-how with customer success. It defines the foundation for our existence and at the same time reinforces the direct correlation between our customers' success and our own success.

Our customers expect us to deliver productivity, competitiveness and environmental benefits throughout the life cycle of their processes. Even the most advanced technology is not good enough if it doesn't help our customers to succeed.

Vision

Our long-term vision is to become the industry benchmark. Our vision statement – We want to become the industry benchmark – describes where we want to go and what we want to achieve.

For us, being the industry benchmark means that

- Our solutions best meet our customers' needs.
- We are the market and technology leader in the chosen industries.
- We are the leading company in operational excellence.
- We are the preferred employer.
- We generate the best shareholder value in our peer group.

Our vision

We want to become the industry benchmark



Strategic goals

Our long-term strategic goals are based on our purpose statement, values and ethical principles. Strategic goals form the roadmap that guides us towards our vision. The strategic goals are related to improving customer satisfaction, strengthening market position and boosting operational efficiency. The strategic goals create a permanent foundation for the establishment of shorter-term management agendas.

Management agendas

Metso's management agenda for 2007–2009 defines the strategic focus areas and priorities to attain profitable growth. Our growth will support sustainable profit development and strengthen our market leadership position in selected Business Areas.

To maintain sustainable performance over business cycles, the focus is especially on establishing a more global and flexible operating model and on growing the aftermarket business.

Growth

Our goal is to fully exploit the growth opportunities provided by the favorable market situation in our customer industries by developing and providing customers with leading, reliable solutions. Our goal is to develop the aftermarket business in all Business Areas and to strengthen our market position in rapidly growing markets.

« Our strategy focuses more clearly on growth. »

We will also use complementary acquisitions to strengthen our market and technology leadership and, thus, support our growth strategy.

▷ Profitability

Our goal is to continue actions to improve and maintain profitability over business cycles and to reduce the volatility of earnings. We also aim to strengthen our presence in emerging markets throughout the value chain.

We will further enhance our productivity, quality and cost competitiveness by developing our business infrastructure, support functions and management processes throughout Metso.

▷ Aftermarket business

Our goal is to transform from a product-oriented company to a service-oriented company. This will require that the status of the aftermarket business is strengthened throughout Metso and the best possible competencies are used to develop aftermarket business concepts and new service products.

We will use complementary acquisitions to support local services close to our customers as well as our product and service offering in the aftermarket business.

▷ Global competencies

Our goal is to develop our global competence base so that our customers all over the world will have access to local high-quality solutions. In emerging markets, for example, this will mean strengthening our procurement, production, engineering, customer support and aftermarket operations.

Our strategy of profitable growth and our transformation into a more service-oriented company requires new strategic initiatives and innovations as well as new know-how. We are actively developing our management and compensation systems to encourage all of our employees to actively participate in the strategy implementation and to motivate them to pursue our common goals.

Our Business Area management agendas form a basis for action plans and programs that will be implemented during the strategy period and that target growth and the continuous improvement of our competitiveness and profitability.

Financial targets

As a result of our positive financial development and the continued favorable market situation, we updated our financial targets in October 2006. The following new financial targets, which concern the company as a whole, replaced the previous targets set in 2005:

▷ Growth

We target annual net sales growth of more than 10 percent on average. Growth will be attained both organically and through value-enhancing complementary acquisitions. Major acquisitions with a significant impact on our operations , such as the acquisition of the Pulping and Power businesses, come on top of this 10 percent growth target.

▷ Profitability

Our target is for an operating profit margin (EBIT-%) of more than 10 percent.


Delivering profitable growth
Net sales growth of over 10% annually
Strategic initiatives
- Growing customer industries
- Aftermarket business potential
- New business concepts, products and services
- Efficient, global business processes
Emerging markets
- BRIC countries (Brazil, Russia, India, China)
- Increased sales and service presence
- Local sourcing, production and engineering
Value-enhancing acquisitions
- Strategic fit
- Financial fit
- Feasibility

Capital structure

Our target is that our key financial indicators, capital structure and cash flow metrics to support a solid credit rating.

Dividend policy

Our target is to distribute at least 50 percent of annual earnings per share as dividends or in other forms of repatriation of capital.

Management agendas vary by Business Area

Our increased financial targets indicate that we currently have the ability and the resources to fully invest in growth, without compromising the continuous improvement of our current operations. The situation and operating environment of our Business Areas differ from each other and therefore the management agendas vary by Business Area.

Metso Paper's most important goal is to ensure profitability improvement and growth in the aftermarket business. The successful integration of the Pulping and Power businesses as a part of Metso and exploiting the new business opportunities afforded by the acquisition is also critical. Achieving our goals requires the continuous development and market launch of innovative products, services and business concepts that bring added value to our customers. At the same time, we will continue to focus on quality, productivity and cutting the production costs.

Metso Minerals is focusing on fully exploiting the good demand in the mining, construction and metal recycling industries. The goal is also to strengthen the market position in emerging markets, to increase delivery capacity and to invest in securing technology leadership. A particular emphasis in R&D is the engineering of new concepts and products related to life-cycle services. Metso Minerals' new customer-oriented operating model supports the achievement of these goals. Since the beginning of 2007, the Business Lines have been restructured according to the three main customer segments – Construction, Mining, and Recycling. The change aims to make customer service more efficient and to ensure good profitability also in weaker business cycles than today.

Metso Automation aims to grow net sales and to ensure sustainable profitability. These targets will be pursued by strengthening the presence in emerging markets and by growing the aftermarket business. In order to better serve its selected customer industries, Metso Automation is expanding its product offering with an efficiently managed R&D portfolio and strong R&D investments.

Outlook for 2007

The overall market situation for Metso is expected to remain favorable in 2007.

Thanks to the strong order backlog, the continuing favorable market situation and the expanded business scope, our net sales in 2007 are estimated to increase by more than 20 percent on 2006, and our operating profit is estimated to clearly improve.

It is estimated that the operating profit margin in 2007 will be slightly below our target, which is over 10 percent. The estimates concerning Metso's net sales and operating profit do not include changes resulting from any future acquisitions or divestitures.

We will discuss our future outlook in more detail in the Board of Directors' report on page 56.

Favorable market outlook for 2007

Metso Paper	
Pulp industry	Satisfactory/Good
Paper & Board industry	Satisfactory
Tissue industry	Satisfactory/Good
Power generation industry	Excellent
Metso Minerals	
Construction industry	Good/Excellent
Mining industry	Excellent
Metal recycling industry	Excellent
Metso Automation	
Pulp & Paper industries	Satisfactory/Good
Power, oil & gas industries	Good/Excellent


Net sales growth -% vs. target
20
15
10
5
0
Target
> 10%
1–12/05
1–12/06
Net sales growth -%


Operating profit -% vs. target
12
9
6
3
0
Target
> 10%
1–12/05
1–12/06
Operating profit -%

Values and ethical principles create the foundation of our operations


Values

Our values and ethical principles ensure that we operate consistently and uniformly, independent of the country and Business Area.

Values

Our values form the guideline for business operations and everyday work. They also guide our operations over the long term.

- **Customer success**
  Profitable business is possible only through our customers' success. We develop solutions that predict our customers' future needs and take environmental factors into account. In serving our customers we commit ourselves to high standards and professional performance.
- **Profitable innovation**
  We create added value for our customers and owners through innovation. We are ready to question current practices and abandon obsolete ones. We utilize and combine the vast and diverse knowledge of the entire organization. Our growth is based on creativity and healthy risk-taking in a working environment that encourages and rewards innovation.
- **Personal commitment**
  As we finish what we undertake and accept ownership of and responsibility for our actions, we can always be trusted. We are direct and honest in our communication and respect cultural differences. Even though we openly express our views, we work diligently to achieve mutually agreed targets.
- **Professional development**
  We are willing to learn – also from each other. We regard professional development as an integral part of our work. We welcome new challenges and tackle them to the best of our abilities. The well-being of our working community is of paramount importance to us.


Ethical principles

Ethical principles

Ethical standards and principles support the sustainable development of our business and provide us and our stakeholders with commonly accepted guidelines and perspectives for future decisions. They create uniformity in all our business transactions and work assignments.

- **Integrity**
- **Compliance with laws and regulations**
- **Transparency and openness**
- **Respect for human rights**
- **Equal opportunities and non-discrimination**
- **Respect for intellectual property**
- **Rejection of corruption and bribery**
- **Health and safety**
- **Community involvement and sponsorship**
- **Protection of the environment**
- **Ethical standards of suppliers**

Metso's sustainable growth is also supported by the United Nations Global Compact initiative

We signed in 2006 the United Nations Global Compact initiative. By supporting this initiative, we commit to voluntarily working to advance human rights, labor standards, the environment, and anticorruption.

« Additional information about our ethical principles:
▷ www.metso.com > About us > Ethical principles
▷ Metso's Sustainability Report 2006 »



The pulp and paper industry is one of Metso's main customer industries – 90 percent of Metso Paper's net sales and about half of Metso Automation's net sales come from this customer industry. Pictured is Stora Enso's Kvarnsveden paper mill in Borlänge, Sweden.

Metso operates in growing markets

Metso's largest customer industry is the pulp and paper industry, second largest is the mining and construction industry and third is the energy industry. We estimate that the demand for our most important products will grow in the years ahead.

Many factors affect the demand for our products and services as well as our financial position. The size of our target markets and business cycles form the basis for our growth opportunities. We closely monitor the development of our operating environment and the competition situation.

Target markets

We operate in industry segments that are sensitive to business cycles. In the long-term, the effects of cyclical fluctuations are offset by the geographical scope of our operations, the wide range of customer industries we serve, and the more consistent aftermarket business, which accounts for more than a third of our net sales. Also our flexible operating model and cost structure as well as increased outsourcing in the production chain support our profitability through the different business cycles.

We have determined that our target markets are of EUR 37 billion in size. Our target markets cover the customer industries or the parts of them that use machines, equipment or services manufactured or supplied by Metso or our competitors.

Pulp and paper industry

We estimate the size of the pulp and paper industry target market to be about EUR 14 billion, of which our market share is about 15–20 percent. The aftermarket business accounts for less than half of the total market. The pulp and paper industry is our most important customer industry; about 90 percent of Metso Paper's net sales and approximately half of Metso Automation's net sales come from deliveries to this customer industry.

Metso Paper's net sales are divided among three categories, with about 30 percent attributable both to the aftermarket business and to rebuilds and process improvements, and about 40 percent to new machine sales.

Changes in pulp and paper consumption, price trends in pulp and in different paper and board grades, investments by the pulp and paper industry, capacity utilization of manufacturers and reorganizations in their production structures, as well as changes in environmental legislation and energy and raw material prices affect the business operations of Metso Paper and Metso Automation.



Metso Minerals' target market in the mining and construction industry is about EUR 12 billion. Metso's equipment runs smoothly and reliably in Western Australia's Telfer gold mine owned by Newcrest Mining Limited. Pictured are Metso's Area Manager Paul Bernhardt and Newcrest Mining Limited's Project Manager Sanjiv Machanda.

Mining and construction industry

We estimate the size of the mining and construction target markets to be about EUR 12 billion, of which our market share is approximately 15–20 percent. The size of the construction target market is about EUR 7 billion, the mining industry market about EUR 4 billion and the metal recycling market about EUR 1 billion. The aftermarket business accounts for about half of the total market as well as half of Metso Minerals' net sales. Approximately 50 percent of Metso Minerals' net sales are from deliveries to the mining industry, 40 percent from the construction industry, and some 10 percent from the metal recycling industry.

The mining and metal recycling industries' willingness to invest is affected by e.g. changes in the balance of supply and demand for metals and the prices for metals and minerals. The increased buying power and industrial production in emerging markets have boosted demand for mining and metal recycling industry products, and we estimate that this structural change will have a positive affect on demand also in the long-term. The level of road network and other infrastructure investments affects the demand for aggregates and the development of the entire construction industry.

The metal recycling industry's demand is affected by the demand for scrap metal and metal prices. Another factor affecting the demand for metal recycling equipment is the degree of recycling infrastructure development in different countries. For example, the use of electric arc furnaces using scrap metal as the raw material for making steel is increasing.

Energy industry

Our target markets in energy industry is divided among oil and gas upstream, power generation, and energy and process automation. We estimate the size of the energy industry target market to be about EUR 11 billion, of which our market share is about 5 percent.

We estimate the size of the oil and gas upstream industry target market to be about EUR 5 billion. An increasingly bigger share of Metso Automation's net sales comes from deliveries to this sector.

The increasing need for energy and traffic fuels, particularly in developing economies, affects the oil and gas upstream industry's growing demand. In addition to increased demand, the shortage of refining capacity has contributed to the increased oil and gas prices.

We estimate the size of the power generation industry target market to be about EUR 3 billion. The importance of the sector is emphasized in Metso's operations; as a result of the acquisition of the Power business, 10 percent of Metso Paper's net sales comes from Metso Power's deliveries to

« In the long-term, the effects of cyclical fluctuations are offset by the geographical scope of our operations, the wide range of customer industries we serve, and the growing role of more consistent aftermarket business. »

the power generation industry outside the pulp and paper industry. Increased energy consumption, aging power plants and the growing environmental concerns are boosting the demand for Metso Power's products.

The size of the energy and process automation target market is about EUR 3 billion. An increasing share of Metso Automation's net sales is from deliveries to the energy and process industry. The demand for energy and process automation is primarily affected by oil and gas prices. Rising prices have improved the outlook also for energy production based on coal and renewable resources.

Growing demand for our products

The demand for all of our main products – machines, equipment and services – is estimated to be growing. Looking ahead to 2014, the demand for machinery and equipment is projected to grow by 9 percent per year in the mining industry and by about 7 percent per year in the power generation industry. The demand for distributed control systems and valves is projected to grow by over 5 percent per year, and the demand for machines and equipment for construction and metal recycling by about 5 percent per year. The demand for pulp, paper and board machines and the related services is projected to grow by over 3 percent per year.

Operating environment of our Business Areas

Metso Paper's operating environment

We estimate that there will be fewer than ten new, wide paper machines commissioned in the world annually. On the other hand, the sizes and speeds of the machines have increased. The production capacities of new pulp mills have almost doubled during the last 10–15 years as a result of advancements in equipment technology.

In their investment decisions our customers are emphasizing the return on their investment and are aiming to continuously reduce the operating and investment costs of production lines to secure their competitiveness. This has been the prevailing trend especially in Europe and North America. In addition to major capital investments, our customers are interested in smaller-scale rebuilds and process improvements and in maintenance services.

Metso Paper has delivered about half of the world's paper machine capacity, about 40 percent of the pulping line and tissue machine capacity and about a third of the board machine capacity. Metso Power has delivered about 40 percent of the pulp industry's recovery boilers and about a quarter of the world's industrial-sized bio- and multi-fuel fluidized bed boilers.

Most of Metso Paper's net sales still originate from the Nordic countries, Western Europe and North America. Demand for new machines and equipment used in the production of pulp, paper and board is, however, increasing faster than average in Asia and South America. The majority of the new pulp, paper and board mills are built for these growing markets.

In recent years, over half of the world's new paper and board production capacity has been built in China, where paper and board consumption is increasing as a result of the rising standard of living, the growing demand for printed material, and the growth in the manufacturing

Net sales by customer industry in 2006


Pulp and Paper
47%
Other
5%
Energy
10%
Construction
15%
Mining & Recycling
23%

Metso's target markets EUR 37 billion


Pulp and Paper EUR 14 billion
(Metso market share 15–20%)
Paper & Board EUR 7 billion
Fiber EUR 4 billion
Pulp & Paper automation
EUR 3 billion
Mining & Construction
EUR 12 billion
(Metso market share
15–20%)
Construction
EUR 7 billion
Mining EUR 4 billion
Recycling EUR 1 billion
Energy EUR 11 billion
(Metso market share ~5%)
Oil & Gas upstream EUR 5 billion
Power Generation EUR 3 billion
Energy and Process automation EUR 3 billion

« Demand for new machines and equipment used in the production of pulp, paper and board is increasing faster than average in Asia and South America. »

industry, which uses packaging materials. The focus of investments in Europe and North America is on rebuilding the aging machine and equipment base and on aftermarket services.

New chemical pulping lines that use fast-growing, short-fiber eucalyptus and acacia trees from local plantations as a raw material are investment targets, especially in South America and Southeast Asia. Moreover, labor costs in South America are lower than in Europe and North America. This all is leading to rapidly growing pulp production in the region. China is also expected to boost its own pulp production as paper production in the area increases. India's investments in paper and packaging material production are estimated to increase in upcoming years along with the country's strong economic growth. Investments are estimated to grow also in Russia, particularly in the pulp industry, along with the increasing utilization of the country's vast forest resources.

The consumption of packaging board is growing especially in China, where the lower cost levels have attracted consumer goods industry companies from Western countries and Japan. Recycled fiber is used increasingly as a raw material for board and paper and is imported to China mainly from the United States. The rising demand for daily consumer goods in emerging markets requires an increase also in the production of interior packaging materials in these areas. Advancements in finishing and printing methods related to packaging materials has led to higher quality requirements for board, which is reflected in the increased demand for board machine rebuilds. Particularly in Europe, the board machines are being rebuilt to produce thinner and lighter weight grades.

Demand for tissue machines is estimated to grow particularly in emerging markets, especially in Asia. The demand on these markets has mainly been for small and low-priced machines. It is estimated that the demand for the bigger Through-Air Drying (TAD) machines will increase in the future, especially in North America.

The demand for power generation boilers is developing favorably. In North America and Europe the demand is boosted by the rebuilding and replacement of old power production capacity with new multi-fuel solutions that are more efficient and environmentally friendly. The good demand is continuing in Asia due to strong economic growth.

Metso Minerals' operating environment

We estimate that Metso Minerals has supplied about half of the world's grinding mills and metal recycling equipment in use, 30 percent of the crushers, and 5 percent of the screens. The recent strong growth in demand for new machines and equipment will also increase the growth opportunities for aftermarket services. Additionally, in many instances, mining customers have outsourced their maintenance operations to focus on their core businesses.

The mining industry annually processes some 5 billion tons of metal ores and 3 billion tons of industrial minerals. The focus of mining industry investments has shifted to the southern hemisphere. In North America and Europe, the mining industry demand is weighted towards the aftermarket and service business, although some new mining projects have also been launched in recent years as a result of high metal prices. The majority of Metso Minerals' mining

Trends in the demand for Metso's products 2006–2014, indexed


200
180
160
140
120
100
2006
2007e
2008e
2009e
2010e
2011e
2012e
2013e
2014e
Valves 5.2%
Construction 5.0%
Recycling 5.0%
Mining 9.0%
Power 7.0%
Distributed Control Systems 5.6%
Kraft Pulp 3.6%
Paper & Board 3.5%
Mining
Power
Distributed Control Systems
Valves
Construction
Recycling
Kraft Pulp
Paper & Board

Including aftermarket.
All figures nominal, including inflation.
Sources: Freedonia, ARC, Pöyry, European Renewable Energy Council, Metso estimates



An increasing share of Metso Automation's net sales is from deliveries to the energy industry. Welser Abfallsvertungs GmbH's power plant in Wels, Austria, produces energy from waste within Europe's tightest emissions limits.

« The recent strong growth in demand for new machines and equipment is also increasing the growth opportunities for aftermarket services in Metso Minerals. »

customers are engaged in hard rock mining. The main metals mined by our customers are iron, copper and gold. Of these, iron is produced the most in Australia and Brazil, copper in South America and the United States, and gold in South Africa.

The most significant factor affecting the increasing demand for minerals has been the strong economic growth in China and other developing economies. Mining companies have tried to respond to the higher demand by increasing the production capacity of their existing mines and by initiating new mining projects. High mineral prices have also made previously unprofitable mining projects more attractive. However, the mining sector's lack of resources, especially of experienced project managers and engineering personnel, will stabilize the capacity growth for the longer-term, and, in some cases, investment project schedules have been postponed. The good business cycle in the mining industry is expected to continue also in the upcoming years.

Crushed rock is the most commonly used raw material in the world. The construction industry, for example, uses approximately 20 billion tons of aggregates annually. GDP and population growth increase infrastructure construction and thus the demand for aggregates. Stricter environmental requirements limit the use of natural gravel and sand, but increase the use of crushed rock and also recycled aggregates. To increase operational flexibility and efficiency, customers are transitioning to the use of mobile crushing plants instead of stationary ones.

The demand for aggregates is estimated to grow due to large-scale infrastructure investments. For example, the Chinese government is planning to build 50,000 kilometers of four-lane roads by 2020. Russia is planning to build 245,000 kilometers of new roads by 2025. The United States has allocated nearly USD 300 billion for the development of the country's transportation infrastructure in 2004–2009. The new member countries of the European Union need an estimated 14,000 kilometers of highways, and the estimated cost of improving the entire European Union traffic network is EUR 600 billion. One of the infrastructure projects in India is the Golden Quadrilateral project connecting four major cities with 6,000 kilometers of highways. The cost estimate of this project is USD 50 billion. Additionally, India's national highways development program will expand 10,000 kilometers of roadways into four-lane roads by 2012.

The demand for scrap metal is expected to remain strong in the upcoming years due to high raw material prices and strong demand for refined metals. Steel companies are increasingly using scrap metal in place of virgin iron ore in their production. The demand for recycled scrap metal is expected to grow annually by about 5–6 percent.

Metso Automation's operating environment

New pulp and paper industry investments are focused mainly in Asia and South America. The aging machine and equipment base in Europe and North America is increasing the demand for performance-boosting solutions and services for production lines. This will increase the importance of automation in preventive condition monitoring, for example.

The energy industry is in need of increased production capacity, both in emerging and in developed markets. Active investments in new production capacity and in modernizations to existing plants will continue. Good management of energy production and its environmental impact requires

« The energy industry is in need of increased production capacity in many countries, both in growing and in emerging markets. »

the application of diverse automation and flow control solutions in production. Various biofuels, like ethanol, are quickly emerging alongside fossil fuels. Growth in the production of biofuels is also expected to increase the demand for automation products.

The current oil refining capacity is insufficient in relation to the demand for end products, because of the increased consumption in emerging markets in particular. This has led to a sharp rise in the price of crude oil and petroleum products as well as to the construction of new refining capacity, particularly in the Middle East and Asia, and to the modernization of existing production plants. In its operations Metso Automation takes into consideration also the increased safety and environment-related requirements of its customer industries.

Aftermarket operations, including life cycle, expert and maintenance services to improve the performance of factories and plants, make up about one quarter of Metso Automation's business. In addition, a significant part of sales is similar to the aftermarket business, i.e. new equipment sales to replace previously delivered equipment.

Business Area competition situations

Metso Paper's competition situation

Metso Paper has only a few significant competitors in new pulp and paper machines and complete production lines. In the aftermarket business and tissue machines, however, it has several competitors. Critical factors in terms of paper, board and tissue machine sales include machine performance and technology, the supplier's process know-how, delivery time, price, service availability, long-term customer relationships and previous references. In the aftermarket business, the key competitive factors in particular are local presence and operations near the customer, expertise, price, availability and technology.

Critical competitive factors in Metso Power's operations include the supplier's process know-how, life-cycle costs, technology and cost efficiency. There are only a few significant global competitors in the chemical recovery and fluidized bed boiler technology we represent, but the solutions compete also with other power generation technologies.

Metso Minerals' competition situation

Metso Minerals' main competitors in sales of new machines and complete production plants are global companies. Additionally, Metso Minerals has several local and regional competitors, especially in lighter equipment. Our key competitive factors include long-term customer relationships, global presence, machine performance and durability, solid technology and service expertise, knowledge of the customer's entire production process, delivery reliability and an extensive base of installed equipment. The competitive arena in the aftermarket business is more fragmented than in equipment sales. In addition to the wide base of installed machinery, local customer service supported by a global



New chemical pulping lines that use fast-growing, short-fiber eucalyptus and acacia trees from local plantations as a raw material are investment targets, expecially in South America and Southeast Asia. In the picture Suzano Bahia Sul's Mucuri Pulp mill in Brazil.



Metso Power's business outlook is positive. With new and replacement investments, pulp and paper companies want to ensure cost-efficient production, and environmentally friendly and energy efficient operations. A good example is the modernization of Stora Enso's Skoghall board mill in Sweden where Metso Power supplied a new soda recovery boiler, a new evaporation plant, modernization of the power boiler and a treatment system for odorous gases.

network of experts as well as the supply and high quality of spare and wear parts are critical in the aftermarket business.

Metso Automation's competition situation

In process automation systems our competitors are mainly major, multinational companies. Competitive factors include reliability and usability of equipment and systems, applications expertise, technical development, ease of installation and configuration, price, availability of customer support, reputation, long-term customer relationships and references. Numerous companies manufacture flow control solutions, but many of them have specialized in a narrow product sector or application area.

Exchange rate changes

About 60 percent of our net sales originate from outside the euro zone. Alongside the euro, our most important invoicing currencies are the U.S. dollar, the Swedish krona, the Canadian dollar and the Brazilian real. In recent years we have increased manufacturing and procurements in different currency areas near customers, and the geographical scope of our operations reduces the significance of fluctuations in individual currencies.

We have described the risks related to currency exchange rates in more detail on page 26.

« Market information sources:
ARC, Freedonia, Pöyry and European Renewable Energy Council »



Risk management is an integral part of our business management

The purpose of risk management is to support the achievement of our goals and to secure the continuity of our business. We strive to manage and limit the potential adverse effects of the risks. However, if the risks materialize, they could have a significant adverse effect on our business, financial position and results or on the price of our share or the value of our other securities.

We define risk as a combination of probability and consequences of the occurrence. When properly controlled, strategic risks and financial risks are considered to also create opportunities to develop our business, but any operational risks and hazard risks that materialize have a negative effect on our operations.

In the risk assessments, we take into consideration the probability and effects of the risks on net sales and financial results. We estimate that the level of risks in proportion to the quality and scope of our entire Group's operations is currently at an acceptable level.

Risk management principles and responsibilities

For effective risk management, we must have:

- Clearly defined areas of responsibility for risk management.
- A systematic way to assess, monitor and manage risks.
- All relevant information about risks, including potential opportunities and threats to success.
- Adequate information systems, insurance programs and procedures for handling major damages or accidents.

Metso's Board of Directors approves the risk management principles. Additionally, it ensures that the planning, information and control systems in place for risk management are sufficient and support the business objectives. The Board's Audit Committee reviews the adequacy of risk management and ensures that it is in compliance with our corporate governance principles.

The corporate Risk Management Team annually confirms the Business Area-specific risk management program that forms the basis of our risk management implementation. The Risk Management Team is chaired by Metso's Executive Vice President and CFO and consists of nominated Business Area and Corporate Office representatives.

The corporate Risk Management function is responsible for the implementation of the risk management program and policy and for the development of Metso-wide risk management procedures and guidelines. The Business Area presidents are responsible for the management of risks related to the operations of their own Business Areas.

All our Business Areas carry out an annual risk assessment as part of our annual strategy process. The Business Area risk

Risk management 2006

- To fulfill SOX 404 regulations we have tested our internal control procedures and assessed our main governance functions. Under the supervision of our Internal Audit function, we have tested 35 of our most important units. During the testing, procedures were corrected and supplemented where appropriate.
- Together with our insurance broker, we conducted risk management audits in ten of our main SOX units. Based on these audits, we assessed the most significant risks of the units in question. At the unit level, we determined that the biggest need for development is in managing the risks related to business interruptions and data and premises security.
- We re-assessed the operational capacity of our risk management organization. We especially focused on crisis management, utilizing the results of risk assessments and evaluating the scope of risk management.
- We have set the measuring of occupational health and safety as one of Metso's long-term goals. In the new reporting system, we aim to utilize the experiences gained with the system used by Metso Paper's main units in Finland.
- In managing financial risks, we focused on managing currency risks and securing the availability of funding in line with our strategic growth targets.
- We continued risk management collaboration with Finnish and international organizations. An important part of the collaboration is the development of global crisis risk management.
- We continued internal communications and training on the content of Metso's Risk Management Policy and ways of operating.
- We developed Metso's internal database of risk management guidelines and tools.

The most important risk management tasks in 2007 include developing business interruption risk management and integrating risk management-related training into our personnel training program.

« In 2006 we carried out an extensive risk assessment of our business operations. »

management functions work with an external insurance broker to assess the risk management level of our key units in accordance with a 3-year plan. The results are presented to the business units and to the Risk Management Team, which ensures that any necessary measures have been initiated.

We have prepared for property, business interruption, transport and liability risks through local and global insurance schemes. Liability risks include damage caused by our operations and products and management liabilities. Metso's total risk-bearing capacity is taken into consideration when setting the amount of deductibles. Metso's captive insurance company acts as a partial reinsurer in some of our insurance programs.

Effective and functional internal control systems are important to us in ensuring that our financial reporting is reliable. In the maintenance and development of our ways of operating and our controls, we observe the general guidelines and legislative requirements pertaining to them.

Most significant risks of Metso's Business Areas

We carried out a major risk assessment of our operations in 2006. The results provide a comprehensive description of the most significant risks of our businesses. The probability of the risk as well as its impact on net sales and the financial results have been taken into account in the assessment. The results of the risk assessment are presented in the table on page 22.

Our Business Areas' most significant risks are strategic and operational risks:

- Business cycles have an impact on our business operations. Our goal is to fully capitalize on economic upturns, but maintain flexibility through recessionary periods and decrease the impact on our financial results.
- Our ability to grow our business in emerging markets must be further strengthened.
- The financial difficulties of North American and European paper manufacturers and their effects on Metso Paper's and Metso Automation's business.
- Our ability to fully capitalize on the mining industry's strong business cycle.
- Factors related to management resources and competence. Our organization must employ a sufficient number of qualified managers and experts as well as special expertise related to mergers and acquisitions.
- The impacts of global unrest and terrorism.

The following pages describe in more detail the most significant strategic and operational risks for our business and the actions we have taken to prepare for them.

Risk assessment of Metso's Business Areas

Risks	The risk's impact
Strategic risks	
Business development risks	□
Business environment risks	■
Market risks	□
Technology risks	□
Political, economic, cultural and legislative trends	□
Phenomena related to climate change and environment	
Operational risks	
Organizational and management risks	□
Information security risks	
Production, process and productivity risks	□
Business interruption risks	□
Profitability risks	
Project activity risks	
Contract and product liability risks	□
Crisis situations	
Illegal activities	
Hazard risks	
Occupational health and safety risks	
Personnel security risks	
Environmental risks	
Fire and other disasters	
Natural events	
Premises security risks	
Financial risks	
Liquidity	
Interest rate risks	
Currency risks	□
Accounts receivable and other counterparty risks	

Assessment of the risk's impact:

■ high

□ average

low

Strategic risks

Business development risks

The long-term development of our business can be affected by business development risks related to new markets and business opportunities and also involve risks related to the Metso brand and values. In planning and implementing our business operations, we seek to take into consideration development potential, new products and technological solutions as well as the different life-cycle stages of our products and production plants and those of our customers.

An important part of our business development is the expansion of our operations in emerging markets. One of the most important risks and opportunities identified is our challenge to grow Metso Minerals' business in the Chinese markets.

Business development risks also include the risks related to potential mergers and acquisitions, which we take into account through the use of Metso Acquisition Process (MAP) and our thorough due diligence process. The business to be acquired should meet our strategic and financial criteria. We also seek to take into account the risks related to the business to be acquired, including product liability and environmental responsibility risks as well as reputation- and personnel-related risks.

The development of personnel competence and the utilization of personnel potential are critical for the development of our business operations. We conduct an annual assessment of management resources, mapping out key executives, their possible deputies and successors as well as the need for any new management resources.

Business environment risks

Business cycles in the global economy and in our customer industries influence the demand for our products as well as our financial conditions and results of operations, especially in the short-term.

Metso Paper and Metso Automation are affected by the development of the pulp and paper industry. The financial difficulties of especially North American and European paper and pulp manufacturers have affected the demand for Metso Paper's and Metso Automation's products in recent years although the market situation has been favorable in certain emerging markets. Metso Automation is also affected by business cycles in the power, oil and gas industry. Metso Minerals is dependent on developments in the civil engineering industry and particularly on the level of infrastructure investments. Metso Minerals is also affected by business cycles in the mining industry.

Our managament believes, that in the long-term, the effects of business cycles are reduced by the geographical diversity of our operations and by the range of the customer industries we serve. Also new equipment orders tend to be more affected by business cycles than the demand for rebuilds and process improvements as well as aftermarket operations, the latter of which we are actively aiming to increase. We have also made long-term service and maintenance agreements with our customers, and they reduce the effects of the business cycles. We have increased the flexibility of our cost structure by outsourcing and by focusing our own operations on the manufacture and assembly of core components in particular.

Market risks

Changes in the demand of our customer industries affect our operations. Such changes may be related to, for instance, strategy changes in our customer companies, product development and product requirements, or to environmental aspects. For example, certain of Metso Paper's customers are increasingly focusing on their own core competencies – paper, board or pulp production – and thus outsourcing their mill servicing business. With these customers, Metso Paper's objective is to enter into long-term service agreements that transfer the main responsibility for process maintenance to Metso Paper.

We have several competitors in different Business Areas and products. We aim to differentiate ourselves from competitors through quality, reliability, local presence and availability, as well as through providing high-level of technological competence and long-term commitment to our customers. We aim for a competitive advantage through continuous product development based on research and cooperation with customers. In addition, we seek to operate flexibly and cost-efficiently in an effort to ensure our competitiveness.

Our goal continues to be to increase our component manufacturing and assembly capacity in rapidly growing markets, such as China, India and Brazil. In these areas, we are also closely monitoring the products and services developed by new, local competitors. Although our main competitors are still European and North American companies, certain



Asian suppliers are providing solutions that are able to compete with their low prices. We protect our products and intellectual property rights related to our business through patents and trademarks. One risk we have identified is the copying of certain Metso Minerals' products and therefore the importance of the protection of our intellectual property rights has increased.

Technology risks

Our technology risks are related to technological competence and research and product development. The use of new technology may temporarily increase quality-related costs. In research and product development we use our Metso Innovation Process (MIP), a project management model in which we create a business plan for the development of a new product or concept. We evaluate the profitability of the product or concept at different stages of the development process. In the business plan, we define the responsibilities and roles of all the functions that are involved in developing and launching the product, functions such as service, sales, industrial design and marketing, from the very beginning of the development process. We also seek to determine the relevant aspects related to the product's intellectual property rights and the environmental impact.

Political, economic, cultural and legislative trends

Our operations and our customers' operations are geographically widespread. Global political development, political unrest, terrorism and armed conflicts are risks to our operations. Our operations are also affected by cultural and religious factors and by legislation, particularly the environmental legislation of different countries.



« Metso's expertise in paper production processes and production optimization convinced us. Good cooperation also requires transparency, trust and an open dialog. »

– Mill Manager Howard Emmett, M-real New Thames Ltd.

Metso Paper

Metso Paper's target is to ensure continuous improvement in profitability and growth in the aftermarket business. Strategically aligned acquisitions were a central part of Metso Paper's operations in 2006. The acquisition of Pulping and Power businesses from Aker Kvaerner strengthens Metso Paper's product and service offering. The production unit acquired in China, today Metso Paper Technology (Shanghai), improves Metso Paper's competitiveness in Asia's growing paper and board machine markets.

In 2006 Metso Paper's focus was on strengthening its market position and improving profitability. Operating profit in 2006 was EUR 110.2 million, or 5.7 percent of net sales. Profitability improved mainly as a result of the increased delivery volumes and the improved results of the Tissue Business Line. Metso Paper's net sales increased 14 percent compared to 2005. The aftermarket business accounted for 31 percent of net sales. The increase in project and equipment deliveries reduced the proportional share of aftermarket operations.

Strong demand in Asia increased the order backlog

The value of orders received by Metso Paper increased by 7 percent from 2005 and totaled EUR 2,139 million. At the end of year the order backlog was EUR 2,165 million. China's continued strong demand for paper and board machines, the substantially increased activity on the paper machine market in Japan, and the continued active demand for fiber lines in South America and Asia contributed to the increase in order backlog.

All Metso Paper business lines reported growth in orders in 2006, with the Tissue Business Line reporting the strongest relative growth. In 2006, Metso Paper received a total of seven new paper and board machine orders, six tissue machine orders and ten fiber process orders. All orders for complete paper and board lines came from Asia. Among the most significant were the orders for large papermaking lines for the Chinese Guangzhou Paper and for the Japanese Nippon Paper and Hokuetsu Paper Mill.

India is becoming a significant new market area for Metso Paper. One of the country's biggest pulp and paper manufacturers, ITC, ordered rebuilds for two of its board machines and a new fiber line for its pulp mill. Significant orders from India also included West Coast Paper's order for a pulping line and an order from the Abishek company for the world's largest straw pulping line. Other big orders for the Fiber Business Line were received from Brazil and Indonesia.

A total of 11 complete paper and pulp machines and three extensive fiber processes supplied by Metso Paper were commissioned in 2006. One of the biggest deliveries was Shandong Chenming's newsprint line in China, which included also the world's largest deinking line.

In 2006 Metso Paper also focused on strengthening the aftermarket business. An example of this is the autumn 2006 acquisition of Svensk Pappersteknik, a company offering mechanical services and maintenance. The acquisition strengthens Metso Paper's position as a provider of life-cycle services for the pulp and paper industry in northern Sweden.

Metso Paper

Metso Paper is a global leader in pulping, papermaking and power generation technologies. It offers pulp and paper industry customers a comprehensive range of products and services. Metso Paper's expert service and aftermarket operations improve the life-cycle-long efficiency of customer processes. About 40 percent of Metso Paper's business comes from new lines, 30 percent from rebuilds and 30 percent from process improvements and other aftermarket services.

Since January 1, 2007, Metso Paper consists of seven Business Lines: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard. The Business Lines are supplemented by regional functions in Asia-Pacific, Europe, North America and South America.

Key figures

EUR million	2005	**2006**
Net sales	1,702	**1,947**
Operating profit	90.9	**110.2**
% of net sales	5.3	**5.7**
Capital employed, Dec. 31	329	**617**
Gross capital expenditure	34	**48**
Research and development expenses	51	**60**
Orders received	1,993	**2,139**
Order backlog, Dec. 31	1,267	**2,165**
Personnel, Dec. 31	8,201	**10,867**

Metso Power in brief



Interesting growth potential in the power production sector

The importance of the power generation industry is nowadays emphasized in Metso's operations more than before – as a result of the acquisition of the Power business, 10 percent of Metso Paper's net sales comes from Metso Power's deliveries to the power generation industry outside the pulp and paper industry.

Metso Power is a forerunner in fluidized bed combustion for pulp and paper industry and power producers, and also the leading chemical recovery equipment supplier in the world. Metso Power has designed and manufactured the world's largest chemical recovery units and biomass-fired fluidized bed boilers.

Metso Power's markets are the pulp and paper industry worldwide and priority markets of the power generation sector are in Europe and North-America. In the pulp and paper industry, demand for complete solutions continue and the power generation sector is active towards green energy production capability. Increased energy consumption, aging power plants and the growing environmental concerns are boosting the demand for Metso Power's products.

« The acquisition of Pulping and Power businesses opens new markets. »

Acquisition of Pulping and Power businesses strengthens product and service offering

In December Metso completed the acquisition process of Aker Kvaerner's Pulping and Power businesses. The deal enables Metso Paper to deliver complete pulp mills, modernizations and related services.

The acquisition supports Metso's strategy of profitable growth: It strengthens Metso Paper's product and service portfolio and offers significant synergy opportunities. The acquisition strengthens Metso Paper's position as a supplier of complete pulping lines particularly in South America and Asia. On these markets many pulp producers prefer working with one supplier that can offer pulp production and energy recovery technology and aftermarket services.

The acquisition also offers interesting growth potential in the power production sector, particularly in terms of eco-friendly, biofuel-based energy production solutions.

The 2006 net sales of the Pulping and Power businesses transferred to Metso were approximately EUR 600 million and the number of employees was about 2,100. We estimate that the annual cost-based synergies to be derived from the acquisition will amount to EUR 20–25 million. One third of this is estimated to be realized during 2007.

When approving the deal, the European Commission required the sale of certain overlapping technologies (a so-called remedy package). In accordance with the decision, at the end of the year Metso sold the specified technologies to the Canadian Groupe Laperrière & Verreault Inc. The deal included Kvaerner Pulping's pulp washing, oxygen delignification and bleaching businesses as well as Metso's batch cooking business and its licensing back to Metso.

Shanghai paper machine works strengthens presence and production in China

In December Metso Paper opened a paper machine production facility in Shanghai, China. Acquired in August, the Shanghai-Chenming Paper Machinery Co. Ltd., today Metso Paper Technology (Shanghai) Co. Ltd., comprises a modern workshop, a foundry and a design department. In the first phase the company will concentrate on manufacturing paper and board machine sections mainly for Metso Paper's delivery projects in China. The unit, which employs about 480 people, can also supply components for deliveries outside China.

China's paper industry is experiencing vigorous growth. Since 2000, over half of the world's orders for new, large papermaking lines have come from China. The Shanghai production facility strengthens Metso's competitiveness in Asia's growing paper and board machine markets and creates new opportunities to strengthen customer service, maintenance, manufacturing, and sourcing operations. More than 30 percent of the new paper and board production capacity built in China since 2000 is based on Metso technology.

Customer focus emphasized in research and development

During the year Metso Paper's research and development work focused particularly on the products and services needed for maintenance, machine rebuilds and process improvements. In 2006 Metso Paper spent about EUR 60 million on research and development, i.e. 3.1 percent of its net sales. Research and development is conducted in cooperation with customers, Metso Automation, research institutes and universities.

« Shanghai's new production unit strengthens Metso's competitiveness in Asia's growing markets. »

The most significant research and development investment in 2006 was the extensive rebuild of the PM 2 pilot paper machine at the Rautpohja plant in Jyväskylä, Finland. The press and dryer sections were rebuilt and several other improvements covering the entire process line were made. The investment also resulted in a significant increase in the machine's running speed.

During the year Metso Paper continued research and development projects to enhance the runnability of the paper machine and to further optimize the use of automation. Metso Paper introduced a number of paper manufacturing-related products that improve the efficiency and quality of the end product. In paper machines, investments in customer-oriented product development have brought results. In finishing and refining, the first references for, among other things, the metal belt calender and curtain coating have been received. Research and development in the fiber business focused on wash presses and eco-friendly bleaching processes.

In December 2006, Metso Paper decided to invest in expanding the production capacity of paper machine rolls. A new production line for large, wide castings will be built at the Rautpohja plant in Jyväskylä, Finland. The value of the investment is approximately EUR 15 million.

Demand for new machines concentrated to China

Over-capacity in the paper industry and the low price level of paper put a damper on new investments in the traditional markets in Europe and North America in 2006, and several paper companies continued reducing capacity by e.g. closing mills. The demand for new paper and board machines was, in fact, concentrated to Asia, and to China in particular.

As expected, the restructuring of paper companies in Europe and North America led to stabilized demand for machine rebuilds.

The demand for new tissue machines, rebuilds and services remained good in all markets in 2006. Traditional refining customers were among those who discovered Metso Paper's Advantage DCT concept.

The overall demand for new fiber lines, rebuilds and aftermarket services was good. The demand for new fiber lines remained strong particularly in South America and Asia. New investments by fiber plants have targeted large facilities in recent years, and comprehensive solutions have been the focus in major projects. With the acquisition of Pulping and Power businesses, Metso Paper is in a better position to compete for these projects.

Large fiber line investments were concentrated to South America, especially Brazil and Uruguay, where production is

Metso Paper and M-real New Thames Ltd.

M-real New Thames Ltd. produces high-quality environmental office papers on one paper machine, PM 6, with a production capacity of 225,000 t/a and paper in the 70–100 g/m² range. The mill is located in Kent in Great Britain.


metso
SymFormer MB
Metso's Project Manager Ilpo Turunen and Mill Manager Howard Emmett are pleased with the optimization measures that have boosted productivity of the old PM 6.

New Thames produces a variety of different paper grades, the jewel in the crown being the Evolve brand, made of 100% recycled fiber but with a quality equal to that of virgin fiber products. The consistently high quality of New Thames' products is a combination of successful product development and learning how to run the paper machine in an optimal way.

To continuously improve the productivity of its PM 6 machine, the New Thames mill and Metso Papers started in 2001 a program called "The Way Forward". So far, the results are excellent and the cooperation agreement has been renewed twice already.

M-real New Thames Ltd.

- New Thames paper mill, Kent, Great Britain
- Produces environmentally-friendly office paper

Equipment and services

- Equipment and services to boost production efficiency


A good sense of team spirit has supported The Way Forward optimization program.

based on short fiber eucalyptus. At the same time, investments in India are targeting smaller mills that use local fiber, like straw and reed, as the raw material. There were signs of a willingness to invest in long-fiber pulp production in Russia. Currently, the Russian pulp and paper industry is investing in raising its own production capacity after more than a decade of low production levels.

Aiming for improved profitability and increased aftermarket business

Metso Paper's most important goal in upcoming years is to ensure continued profitability improvement and growth in the aftermarket business. The aim is also to create or maintain a sustainable, leading market position in all business segments and in all Business Areas.

Achieving these goals requires the continuous development and market launch of innovative products, services and business concepts that bring added value to customers. Metso Paper will continue to focus on quality and productivity and on cutting product costs.

Also Metso Paper Technology (Shanghai) Co, Ltd., and the acquired Pulping and Power businesses create new opportunities to strengthen profitable growth in upcoming years.

Brisk markets for fiber lines continue in South America and Asia

The overall market outlook for Metso Paper is expected to be satisfactory in 2007. The demand for new fiber and tissue


Net sales by market area
Other European countries
28% (2005: 19%)
Other Nordic countries
6% (2005: 20%)
Finland
9% (2005: 12%)
Rest of the world
2% (2005: 2%)
North America
17% (2005: 19%)
Asia-Pacific
26% (2005: 21%)
South and Central America
12% (2005: 7%)


Orders received by market area
Other European countries
15% (2005: 36%)
Other Nordic countries
7% (2005: 6%)
North America
17% (2005: 17%)
Finland
7% (2005: 9%)
South and Central
America
8% (2005: 9%)
Rest of the world
3% (2005: 1%)
Asia-Pacific
43% (2005: 22%)

« Continuous improvement of profitability is the primary goal. »

Metso Paper and Stora Enso Kvarnsveden

In 2003 Stora Enso made the decision to expand its production of uncoated magazine paper at its Kvarnsveden mill in Borlänge, Sweden. Metso was chosen as the supplier of the expansion based on its previous collaboration and a competitive bid.


In addition to the paper machine for the Kvarnsveden mill, Metso also supplied the control and monitoring systems.

The Kvarnsveden expansion project is the largest order ever received by Metso Paper. The delivery included the debarking line, an extension to the TMP plant, a bleaching plant and filler processing equipment. The new PM 12 was the primary component of the delivery.

PM 12 is the world's widest paper machine with a wire width of 11.3 meters. The machine also features the unique OptiLoad TwinLine multi-nip calenders capable of producing excellent super-calendered paper at high speeds. The machine was supplied on a turnkey basis, i.e. Metso handled all the logistics and on-time deliveries.

Since the start-up of PM 12 at Kvarnsveden in 2005, the mill has produced competitive products at 1,000,000 tons per year. The mill is now collaborating with Metso Paper on production optimization and fine-tuning of PM 12's off-line calenders.

Stora Enso Kvarnsveden

- Kvarnsveden Paper Mill, Borlänge, Sweden
- Produces newsprint, improved newsprint and SC-A rotogravure paper

Equipment:

- Metso OptiConcept SC-A papermaking line
- New debarking line and expanded mechanical pulping plant with peroxide bleaching


The Kvarnsveden project was Metso Paper's biggest order ever.


Net sales, EUR million
2000
1500
1000
500
0
02 03 04 05 06


Operating profit, EUR million
200
150
100
50
0
8
6
4
2
0
02 03 04 05 06
Operating margin, %
2004 excluding reversal of the Finnish pension liability (TEL)


Orders received and order backlog, EUR million
2500
2000
1500
1000
500
0
02 03 04 05 06
Orders received
Order backlog

Years 2002–2003 presented in accordance with Finnish GAAP

lines as well as related rebuilds and aftermarket services is expected to slightly soften from the good level in 2006, except for South America and Asia where the markets for new fiber lines are expected to remain good. The demand for new paper and board machines as well as rebuilds and aftermarket services is expected to remain satisfactory also in 2007. The strong demand is expected to continue in Asia. The demand for power production solutions, especially related to biomass utilization, is expected to remain excellent.



"Purchasing the world's largest paper machine, PM 12, from Metso on a turn-key basis gave us peace of mind and enabled efficient allocation of the mill's own resources."

– Mill Manager Lars-Ove Staff, Stora Enso's Kvarnsveden paper mill

« Further information: www.metsopaper.com »



The 430,000-ton annual production capacity of Stora Enso's PM 12 paper machine at Kvarnsveden is unmatched in the world.


« Thanks to the equipment supplied by Metso, the production capacity of our waste-processing facility has grown and the cost-effectiveness of operations has improved – we are now able to recycle a much higher volume of metals at a lower cost. »
– Jacques Menut, Founder, Menut Recyclage

Metso Minerals

The main focus of Metso Minerals' strategy is on profitable growth. The target is supported by the new customer-oriented operating model. Developing the aftermarket business, expanding capacity and building the supply chain are also targets of investment.

2006 was an outstanding year for Metso Minerals. Improvements in its own operational efficiency and the good market situation both fuelled a net sales increase of 25 percent. The aftermarket business accounted for 43 percent of EUR 2,174 million net sales. The increase in project and equipment deliveries reduced the proportional share of aftermarket operations. Metso Minerals' operating profit increased to EUR 286.0 million, or 13.2 percent of net sales. Profitability clearly improved in the Crushing and Screening, the Minerals Processing and the Recycling Business Lines, thanks to strong volume growth, improved price levels and a more efficient supply chain.

Good market situation lifted order backlog to a record high

The value of orders received by Metso Minerals increased by 36 percent compared to 2005. The ongoing strong demand especially in the mining industry contributed to the biggest increase in orders in the Crushing and Screening and the Minerals Processing Business Lines. The order backlog increased 47 percent and was EUR 1,254 million at year end.

The year's largest orders for mining equipment included the grate kiln system for LKAB in Sweden, a bulk materials handling system and process equipment for Cia. Siderúrgica Nacional (CSN) in Brazil, and a grinding mill and mining crusher for Boddington Gold Mine (BGM) in Australia. Metso Minerals also received an order for the world's largest railcar unloading equipment for coal for Caofeidian Port in China.

Production of track-mounted crushing units launched in the United States

Boosting production capacity is part of Metso Minerals' strategy of profitable growth. These expansions will help Metso Minerals respond to the evolving market situation in which customers are requiring increasingly bigger and more cost-efficient equipment in terms of size and capacity.

Metso Minerals expanded its production of track-mounted crushing plants with the opening of a new assembly line in the United States in November. Located in Columbia, South Carolina, the facility is the first unit outside Finland to manufacture track-mounted crushers.

As a result of the increased demand for crushing and screening equipment, Metso Minerals decided to step up its crushing equipment production also in Finland by expanding the production, office and research facilities of the Tampere unit. Additionally, Metso Minerals expanded its factory for wheel-mounted crushing plants in India.

In 2006 Metso Minerals also made several smaller investments around the world to eliminate production bottlenecks and to ensure adequate capacity in situations of good demand. Human resources were strengthened by recruiting new employees for sales, maintenance, production and

Metso Minerals

Metso Minerals is the global market leader in rock and minerals processing equipment and in metal recycling systems. Along with solid technology expertise, its competitive strengths include in-depth knowledge of customer processes, a product and service portfolio encompassing the entire process, and the largest installed machine base in the sector. Its global manufacturing, maintenance and sales networks allow it to be highly responsive to customer needs. About 50 percent of Metso Minerals' business comes from new machines and equipments and about 50 percent from aftermarket services.

Metso Minerals' three Business Lines have responsibility for global operational development, production, the supply chain and the customer service strategy. Since January 1, 2007 the Business Lines are Construction, Mining and Recycling.

Key figures

EUR million	2005	**2006**
Net sales	1,735	**2,174**
Operating profit	177.6	**286.0**
% of net sales	10.2	**13.2**
Capital employed, Dec. 31	895	**949**
Gross capital expenditure	55	**66**
Research and development expenses	11	**13**
Orders received	1,936	**2,630**
Order backlog, Dec. 31	852	**1,254**
Personnel, Dec. 31	8,521	**9,170**



Quarries and contractors in the United States have been investing in new crushing and screening equipment in recent years and have boosted the capacity of their production plants. Pictured is the Edward Kraemer & Sons limestone quarry in Minnesota, USA.

« Production facility expansions are part of Metso Minerals' strategy of profitable growth. »

product development duties, particularly in developing markets.

Product development based on customer needs

The focus of Metso Minerals' research and product development activities is particularly on concept and product design related to new life-cycle services. Product development also concentrates on boosting the efficiency of equipment performance and on integrating process technology and automation into existing products.

In 2006 Metso Minerals' research and development expenses were about EUR 13 million. Metso Minerals launched a wireless sensor for the mining industry that can be used to monitor the movements of blocks of ore in a mine. By monitoring these movements, it is possible to adjust the force of explosions and the crushing and grinding processes and thus enhance the performance of the mine.

One example of a new product for the construction industry is the cone crusher launched in April 2006. Its heavy-duty structure and increased power enable it to produce fine-grade aggregates in a single-crusher process that would normally call for two separate crushers in the third and fourth crushing stage.

We have strengthened our competence in materials technology by establishing a new Metso Materials Technology business unit, part of Metso Minerals. The new unit provides product solutions and research and development services related to materials technology, and it develops materials technology solutions for components and wear parts meeting the needs of different industries, such as wood processing, power generation, minerals processing and chemicals production.

In the future Metso Minerals' goal is to make the product development process faster and more efficient and to introduce more new products and services to the markets at a faster pace. To ensure this, Metso Minerals is increasing its product development resources and targeting its R&D investments to yield the best possible return.

Mining companies making bigger investments

The extensive road network development projects in North America, Europe and Asia as well as other investments in transportation infrastructure kept the demand for the aggregates used in the construction sector at a good level throughout the year. Quarries and contractors invested in new crushing and screening equipment and boosted the production capacity of their existing facilities in the United States and India, for instance, where Metso's sales were clearly higher than in the previous year. Delivery volumes of track-mounted crushing equipment increased, in particular.

« Investments by mining companies in 2006 were increasingly bigger and focused on large-scale entities and projects. »

The increase in the consumption of raw materials contributed to the continued growth in demand for metals in 2006. The mining industry is said to be in a super cycle, driven by industrial investments and the growing consumer demand in emerging countries. Investments by mining companies were bigger and targeted large, comprehensive solutions and projects. The good market situation also reflected in the demand for Metso Minerals' mining equipment, which was particularly outstanding in South America and Asia-Pacific.

High metal prices contributed to the increase in metal recycling. The good demand for scrap iron prompted metal recycling plants to strengthen their equipment base and invest in new systems. The demand for Metso Minerals' metal recycling equipment was clearly stronger in the year under review.

Customer-oriented operating model to accelerate profitable growth

The main focus of Metso Minerals' strategy is on profitable growth, which will be pursued with e.g. the new customer-oriented business model deployed at the beginning of 2007. Under the new model, Metso Minerals' functions have been organized according to three main customer segments – Construction, Mining and Recycling. The change aims to enhance customer service and accelerate profitable growth.

The Construction Business Line serves quarries, project-based crushing and screening operations and contractors. Additionally, customers include engineering and consulting firms. About 40 percent of Metso Minerals' deliveries are to the construction industry.

The Mining Business Line's customers include mines and companies processing industrial minerals, which quarry, process and transport ores and minerals, as well as mining sector contractors and engineering and consulting firms. The mining sector accounts for little over 51 percent of Metso Minerals' deliveries.

The Recycling Business Line focuses on the metal recycling industry, which includes scrap iron recycling, the car industry, the aluminum industry and foundries. Little over 10 percent of Metso Minerals' deliveries are to metal recycling customers.

Metso Minerals and Menut Recyclage

Menut is a medium-sized, family-owned company in the scrap iron processing business. The company has two main sites in France, in Vendôme and Saint-Pierre-des-Corps, near Tours. Menut has used Metso's Lindemann shredder since 1988, but the equipment was replaced a while ago to meet the need for additional capacity.



The new shears are running about 40 hours a week. Compared to its predecessor, the equipment can handle triple the amount of scrap waste.

Menut purchased a new, more efficient shredder that has a 2.5 times higher production capacity. The equipment installation was challenging because of the relatively small size of the company's facilities. The old plant had to be dismantled and the new one built in its place quickly to minimize downtime.

Metso's team worked with an external contractor, carefully planning and coordinating the project implementation; after five months, Menut was able to continue its business with new equipment.

The installation was a success. The Menut plant operating times were shortened and its production volume and productivity increased. The new machine is easier to use and maintain. It can also be used to recover non-metal products very well, and the purity of recovered metals is very high.

Menut Recyclage

- Head Office in Saint-Pierre-des-Corps (Tours), France
- Two recycling plants, in Tours and Vendôme
- 46 employees

Equipment

- 1 Metso's Lindemann shredder (2000 hp)



Menut Recyclage Founder Jacques Menut, Metso Minerals Project Manager Michel Plaza and Menut Recyclage Managing Director Jean Menut are pleased with the collaboration.



« We produce energy from waste within Europe's tightest emissions limits; this presents a challenge for emissions control systems and their automation. Metso was able to meet our expectations. »

– Günther Gruber, Deputy Plant Manager, Welser Abfallsvertungs GmbH's WAV power plant

Metso Automation

Metso Automation focuses on growth and ensuring strong profitability. The targets are supported by the reorganization implemented in autumn 2006. In line with its strategy, in 2006 Metso Automation strengthened its local presence and boosted its operations in growing markets.

The demand for automation systems and products used for flow control supplied by Metso Automation to the power, oil and gas industry was excellent in 2006. Operating profit in 2006 was EUR 86.7 million, or 14.1% of net sales. Metso Automation's net sales increased 5 percent to EUR 613 million. The net sales growth mainly originated from North America. Aftermarket operations accounted for 23 percent of net sales. About 50 percent of Metso Automation's net sales comes from pulp and paper industry and about 50 percent from energy industry.

Record-high order backlog

The value of orders received by Metso Automation in 2006 increased by 24 percent compared to 2005. In particular, the orders of valves and field device systems grew. Growth was strongest in the energy and oil industry.

Metso Automation received several valve orders during the year from a Saudi-Arabian oil company's refineries and from petrochemical and gas processing plants. The most significant orders included an automation system for the world's largest fluidized bed boiler at the Lagisza power plant in Poland, control and shut-off valves for Botnia S.A's pulp mill in Uruguay, and modernization of the automation system at the Nynas UK AB refinery in Scotland. The automation package supplied to Guangzhou Paper's new printing paper line in China was one of the year's most significant system orders in the pulp and paper industry.

Customer investments in oil refining and energy production continued

The price of oil and petroleum products remained high throughout the year, and companies made significant investments to increase oil refining capacity. Investments in new energy production capacity and modernizations of existing plants continued briskly.

The price of pulp climbed in 2006 and dollar-based prices surpassed the previous high. Pulp industry investments were concentrated to the most important production countries. New pulp mills are being built mainly in Southeast Asia and South America.

Paper mill capacity utilization rates increased during the year, and the price of some paper grades rose. However, the price level of paper was insufficient to cover the high cost level, and the profitability of paper producers remained low. This put a damper on investments in Europe and North America. The demand for new paper machines was focused in Asia-Pacific, especially China.

Resources strengthened in emerging markets

The boost in local presence in emerging markets proceeded according to plan during the year. New valve service centers were opened in Concepcion, Chile, and St. Petersburg, Russia. A valve assembly plant was expanded in Shanghai, China. New sales and customer service personnel were recruited in all the major market areas.

Metso Automation

Metso Automation is a global supplier of machine and process automation for the pulp and paper industry. It also serves customers in power and process industries. In addition to automation and information management solutions, it also offers life cycle services.

Metso Automation is the global market leader of special analyzers, consistency transmitters and control valves for the pulp and paper industry. It is the world's third-largest supplier of automation solutions for the pulp and paper industry and among the top ten suppliers of power plant automation. Metso Automation's strengths include its ability to manage large and challenging projects, a global network of experts and an extensive product portfolio meeting the pulp and paper industry's automation needs.

Metso Automation consists of two Business Lines: Process Automation Systems and Flow Control.

Key figures

EUR million	2005	**2006**
Net sales	584	**613**
Operating profit	80.7	**86.7**
% of net sales	13.8	**14.1**
Capital employed, Dec. 31	125	**149**
Gross capital expenditure	11	**9**
Research and development expenses	29	**29**
Orders received	580	**717**
Order backlog, Dec. 31	179	**276**
Personnel, Dec. 31	3,169	**3,352**

Financial Statements 2006

Board of Directors' Report

Metso's operating environment and demand for products

The market situation for Metso's products and services was favorable all year. The construction, mining and energy industry markets were excellent on the whole and the pulp and paper markets were good. The overall demand for aftermarket services was good.

With respect to Metso Paper's products, the demand for new paper and board machines was satisfactory. The demand continued to be focused on Asia, particularly China, where many customers are actively investing. The Japanese market picked up, leading to two orders for new paper machines. The demand for paper and board machine rebuilds leveled off as expected in Europe and North America, partly due to business restructuring in paper companies. The demand for new tissue machines, rebuilds and related services was good in all markets. The demand for new fiber lines, rebuilds and related aftermarket services was good overall. Demand for new fiber lines was especially brisk in South America and Asia.

The demand for Metso Minerals' crushing and screening equipment and services related to construction was excellent due to road network development projects and other infrastructure investments. Despite volatility, metal prices remained high and the demand for various kinds of crude ore continued to grow driven by emerging markets. The demand for mining equipment and related aftermarket services was excellent in all market areas and particularly in South America and Australia, where the large mining companies carried out major investments. Mining industry projects were increasingly large in scope. The demand for metal recycling equipment was also excellent thanks to increased recycling and high metal prices.

The markets for Metso Automation's process automation systems in the pulp and paper industry were satisfactory all year. The demand for flow control systems was good in the pulp and paper industry and excellent in the power, oil and gas industry. The markets for process automation systems in the power industry were good.

Orders received and order backlog

Metso's orders received increased by 20 percent on the year 2005, and their total value was EUR 5,705 million. Growth came from all Business Areas. The growth in orders was proportionally strongest at Metso Minerals and Metso Automation. At the end of 2006, Metso's order backlog was EUR 3,737 million, which included a EUR 727 million order backlog from the Pulping and Power businesses acquired in December.

The value of orders received from the BRIC countries (Brazil, Russia, India and China) was more than 50 percent up on 2005. The contribution of these countries to Metso's order intake rose to 23 percent, whereas it was 19 percent in the comparison year.

Net sales

Metso's net sales rose by 17 percent on the comparison year and totaled EUR 4,955 million. The increase was due both to the continuing good market situation and to strengthened competitiveness, and was attributable to all Business Areas. The exchange rate translation did not affect the growth of net sales. Aftermarket operations accounted for 36 percent (38% in 2005) of Metso's net sales (excluding Metso Ventures). In terms of euros, the aftermarket business volume increased by 10 percent and the growth came from Metso Minerals.

The largest individual countries in terms of net sales in 2006 were the United States, Brazil, China, Finland and Germany. Deliveries of mining equipment and fiber lines resulted in a large net sales increase in Brazil.

Financial result

In 2006, Metso's operating profit was EUR 457.2 million, or 9.2 percent of net sales (EUR 335.0 million and 7.9% in 2005). The improvement in profitability was mainly attributable to strong volume growth, especially at Metso Minerals. Metso Paper and Metso Automation also improved their operating profits. The operating profit of Metso Ventures was affected by the losses of Metso Panelboard's operations.

Metso's net financial expenses decreased to EUR 36 million (EUR 43 million) as a result of continuing strong cash flow from operating activities.

Metso's profit from continuing operations before taxes was EUR 421 million (EUR 292 million).

In 2006, Metso recognized nonrecurring deferred tax assets totaling EUR 87 million with a positive impact in the income statement with respect to its U.S. operations where Metso had unrecognized tax losses and other temporary differences between accounting and taxation. At the end of 2006, all the deferred tax assets related to the U.S. operations had been recognized. The recognition is based on the fact that Metso's U.S. operations have turned clearly profitable. In 2006, Metso's tax rate, excluding the deferred tax assets of EUR 87 million, was 23 percent. Metso's tax rate for 2007 is estimated to be about 30 percent.

The profit attributable to shareholders was EUR 409 million, corresponding to earnings per share of EUR 2.89. Excluding the nonrecurring deferred tax assets of EUR 87 million, earnings per share were EUR 2.28.

rebuilt and several other improvements covering the whole process line were made. Metso Paper launched a number of paper making related products improving efficiency and end product quality. For example, the Val product family was supplemented with a new ValFlo headbox, ValFormer forming section and ValZone calender based on new technology. In the fiber business, research and development was focused on washing presses and more environmentally sound bleaching processes.

In 2006, Metso Minerals launched a wireless sensor which can be used to monitor the movements of blocks of ore in the mine from blasting to pre-crushing and piling, and on to the grinding process. Also the new generation HP4 cone crusher was launched. Due to its heavy-duty structure and increased power the crusher can produce fine-grade aggregates in a process that would normally call for two separate third and fourth stage crushers.

In 2006, Metso Automation's new products included a Neles SwitchGuard, an intelligent controller for pneumatic on/off valves. Other product launches included a microwave technology-based solid content transmitter, the kajaaniTS, designed for total solids measurements in municipal wastewater treatment plants and for their sludge treatment processes. Metso Automation also launched the new-generation metsoDNA CR solution and IQMoisture, which is a fast on-line measurement method developed to control the machine- and cross-direction moisture profiles of paper and board machines. Additionally, Metso Automation launched new products supplementing its PaperIQ quality control system and PaperIQ profilers product range.

Environment

The environmental impact of Metso's own production is minor and relates mainly to the consumption of raw materials and energy, emissions to air, water consumption and waste. Metso seeks to reduce environmental hazards through continuous development and by decreasing the use of power, raw materials and hazardous substances. Metso's R&D develops products and solutions that reduce environmental impacts in Metso's customer industries. Metso's product range includes several products for the recycling of raw materials both in rock, metal and mineral processing and in the pulp and paper industry.

Risks and business uncertainties

Metso's operations are affected by various strategic, operational, hazard and financial risks. Metso takes measures to manage and limit the potential adverse effects of these risks. However, if such risks materialized, they could have material adverse effects on Metso's business, financial condition and operating result or on the value of shares and other securities.

Metso's risk assessments take into consideration the probability and effects of the risks on net sales and financial results. The risk level is estimated to be currently acceptable in proportion to the quality and scope of Metso's operations. This section features a brief description of Metso's most significant strategic and operational risks.

Business cycles in the global economy and customer industries affect the demand for Metso's products and the company's financial situation. The geographical diversity

Net sales by Business Area


Metso Paper
38% (2005: 39%)
Metso Minerals
43% (2005: 40%)
Metso Ventures
7% (2005: 7%)
Metso Automation
12% (2005: 14%)

Net sales by market area


Other Nordic countries
6% (2005: 12%)
Other European countries
28% (2005: 25%)
Finland 7%
(2005: 8%)
Rest of the world 5%
(2005: 5%)
North America
20% (2005: 21%)
Asia-Pacific 20%
(2005: 17%)
South and Central America
14% (2005: 12%)

Order backlog by market area


Other Nordic countries
7% (2005: 2%)
Other European countries
21% (2005: 35%)
Finland
7% (2005: 6%)
Rest of the world
5% (2005: 4%)
North America
13% (2005: 15%)
Asia-Pacific
31% (2005: 22%)
South and Central America
16% (2005: 16%)

Orders received by market area


Other Nordic countries
7% (2005: 5%)
Other European countries
22% (2005: 32%)
Finland
6% (2005: 7%)
Rest of the world
6% (2005: 5%)
North America
19% (2005: 20%)
Asia-Pacific
27% (2005: 19%)
South and Central America
13% (2005: 12%)

of operations and the range of customer industries served reduce the effect of business cycles over the long term. New equipment orders tend to be more affected by business cycles than the demand for rebuilds, process improvements and aftermarket operations, the latter of which Metso is actively aiming to increase.

The long-term development of Metso's business can be affected by development risks related to new markets and business opportunities, and these can also be reflected in Metso's values and brand. Business development risks also include the risks related to acquisitions.

Changes in customer industry demand affect Metso's operations. Such changes may be related, for instance, to strategy changes in customer companies, product development, product requirements, or environmental aspects. Metso also has a number of competitors, varying by Business Area and product. Metso protects its products and business-related intellectual property rights through patents and trademarks.

Metso's technology risks are related to technological competence, research and product development. The use of new technology may temporarily increase quality-related costs.

The risks associated with raw materials and the subcontractor and supplier network are significant for Metso's operations. The direct risks associated with raw materials procurement have decreased in recent years, because Metso's operations have increasingly focused on manufacturing and assembling core components. On the other hand, outsourcing has increased the importance of and risks related to suppliers and subcontractors. Supply problems of raw material suppliers may increase the costs of the raw materials used in Metso's products and lengthen delivery lead times. For example, steel and scrap iron are among the most important raw materials. Changes in the prices of electricity, oil and metals may indirectly and adversely affect Metso's operations, if the price fluctuations decrease the investment willingness of customer industries.

Due to the geographically widespread operations of Metso and its customers, global political developments, political unrest, terrorism and armed conflicts constitute risks to Metso and its customers. Operations are also affected by cultural and religious factors and by legislation, particularly the environmental legislation of different countries. Metso monitors these international trends and laws that are under preparation and anticipates their effects.

By assessing human resources and organizational structures, Metso aims to ensure organizational efficiency and competence and to avoid risks such as unsuitable recruiting, imbalance in the age structure and excessive personnel turnover.

Metso's Corporate Treasury is responsible for managing liquidity, interest rate and currency risks and other financial risks and securing the availability of equity and debt capital on competitive terms.

Subpoena from U.S. Department of Justice requiring Metso to produce documents

In November, Metso Minerals Industries, Inc., which is Metso Minerals' U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is co-operating fully with the Department of Justice.

Personnel

At the end of the year Metso employed 25,678 people which is 3,500 more than at the end of 2005. In 2006, Metso employed an average of 23,364 people. Due to the rapidly growing importance of the BRIC countries (Brazil, Russia, India and China), Metso's personnel in these countries increased by 44 percent on 2005. These countries accounted for 13 percent of Metso's total personnel compared with 10 percent in 2005.

The acquisitions of the Pulping and Power businesses, Svensk Pappersteknik AB and Shanghai-Chenming Paper Machinery, all of which were carried out in 2006, increased Metso Paper's personnel by about 2,600. Metso Minerals' personnel increased by 649 due to the growth of business and the acquisition of Svensk Gruvteknik AB in October. Metso Automation's number of personnel increased by 183 persons mainly due to the efforts to bolster sales and customer service resources.

The salaries and wages of Metso employees are determined on the basis of local collective and individual agreements, employee performance and job evaluations. Basic salaries and wages are complemented by performance-based compensation systems. In 2006, the total amount of salaries and wages paid was EUR 909 million.

Changes in the Metso Executive Team

Metso's Executive Team and its members' areas of responsibility were changed at the beginning of August. Risto Hautamäki is responsible for Metso Paper until March 31, 2007. Bertel Langenskiöld is responsible for the Fiber Business Line and the integration of the Pulping and Power units, and the whole Metso Paper as of April 1, 2007. Matti Kähkönen is responsible for Metso Minerals and Pasi Laine for Metso Automation. Vesa Kainu continued as an Executive Team member until February 28, 2007 when he retired. The Chairman of the Executive Team is Jorma Eloranta, President and CEO, and the Vice Chairman is Olli Vaartimo, Executive Vice President and CFO.

Financial targets and dividend policy

In October, Metso updated its financial targets and upgraded its dividend policy. The average annual net sales growth target is more than 10 percent. Growth will be attained both organically and through value-enhancing complementary acquisitions. Major acquisitions with a significant impact on Metso will come on top of this 10 percent growth target. The operating profit margin target (EBIT-%) is more than 10 percent. Furthermore, Metso's target is that its key financial indicators, capital structure and cash flow metrics will support solid investment grade credit ratings.

Metso also upgraded its dividend policy to distribute at least 50 percent (earlier 40 percent) of annual earnings per share as dividends or in other forms of repatriation of capital.

Decisions of the Annual General Meeting

On April 4, 2006 the Annual General Meeting of Metso Corporation approved the accounts for 2005 and discharged the members of the Board of Directors and the President and CEO from liability for the 2005 financial year. The Annual General Meeting approved the proposals of the Board of Directors concerning authorizations to resolve to repurchase and dispose of the Corporation's own shares. The Annual General Meeting also authorized the Board to make decisions on increasing the share capital by issuing new shares, convertible bonds and/or stock options.

The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.

Matti Kavetvuo was re-elected as Chairman of the Board and Jaakko Rauramo was re-elected as Vice Chairman. Christer Gardell and Yrjö Neuvo were elected as new members of the Board. The Board members re-elected were Svante Adde, Maija-Liisa Friman and Satu Huber. The term of office of Board members lasts until the end of the next Annual General Meeting.

The Annual General Meeting decided that the annual remuneration of Board members be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee, including committee meetings, be EUR 500 per meeting.

PricewaterhouseCoopers Oy, a firm of Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation until the end of the next Annual General Meeting.

The Annual General Meeting decided to pay a dividend of EUR 1.40 per share for the financial year which ended on December 31, 2005. The dividend was paid on April 20, 2006.

Nomination Committee's proposal of Metso Board members

The Nomination Committee established by Metso's Annual General Meeting on April 4, 2006, proposes to the next Annual General Meeting, scheduled to be held on April 3, 2007, that the number of board members will remain at seven.

The Nomination Committee proposes that, of the current Board members, Svante Adde, Maija-Liisa Friman, Christer Gardell, Matti Kavetvuo, Yrjö Neuvo and Jaakko Rauramo will be re-elected. It is proposed that Matti Kavetvuo will continue as Chairman of the Board and Jaakko Rauramo as Vice Chairman. It is also proposed that Eva Liljeblom,


Return on equity and capital employed, %
40
30
20
10
0
(10)
(20)
(30)
02 03 04 05 06
Return on equity (ROE)
Return on capital employed (ROCE)


Gearing and equity to assets, %
120
100
80
60
40
20
0
02 03 04 05 06
Gearing
Equity to assets


Cash flow from operations and free cash flow, EUR million
400
300
200
100
0
02 03 04 05 06
Cash flow from operations
Free cash flow

Years 2002–2003 presented in accordance with Finnish GAAP


Capital structure, EUR million
1500
1200
900
600
300
0
02 03 04 05 06
Interest bearing receivables
Cash and cash equivalents
Total equity
Short-term interest bearing debt
Long-term interest bearing debt
Years 2002–2003 presented in accordance with Finnish GAAP


Balance sheet structure, EUR million
3000
2500
2000
1500
1000
500
0
02 03 04 05 06
Total equity
Net interest bearing liabilities
Fixed assets
Goodwill
Net working capital
Years 2002–2003 presented in accordance with Finnish GAAP


Personnel by area
10000
8000
6000
4000
2000
0
1 2 3 4 5 6 7
Dec. 31, 2005
Dec. 31, 2006
1 Finland
2 Other Nordic countries
3 Other European countries
4 North America
5 South and Central America
6 Asia-Pacific
7 Rest of the world

Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, will be elected as a new member of the Metso Board.

The Nomination Committee proposes that the annual fees paid to Board members will remain unchanged.

The Nomination Committee notes that a personnel representative will participate as an external expert in the Metso Board meetings also in the next Board term within the limitations imposed by Finnish law. The new Board will invite the personnel representative as its external expert in April 2007.

The members of the Nomination Committee were Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland), Harri Sailas, CEO (Ilmarinen Mutual Pension Insurance Company), Mikko Koivusalo, Director, Investments (Varma Mutual Pension Insurance Company) and Henry Wiklund, Managing Director (Svenska litteratursällskapet i Finland r.f.). Matti Kavetvuo, Chairman of Metso's Board of Directors, served as the Committee's expert member. The fourth biggest shareholder, Odin Norden, did not nominate its representative for the Nomination Committee. Thus the right to nominate was transferred to the next largest shareholder, Svenska litteratursällskapet i Finland r.f.

Share capital and market capitalization

A total of 65,000 shares were subscribed with 2003A stock options on December 7–11, 2006. As a result of the registration of share subscriptions made with the 2003A stock options, Metso's share capital increased to EUR 240,923,343.80 on December 21, 2006. At the end of 2006, the number of shares was 141,719,614, including 60,841 own shares held by the Parent Company, and 300,000 shares held by a separate partnership company included in Metso's consolidated financial statements. These 360,841 shares together represent 0.25 percent of the total shares and votes.

The shares held by the Parent Company were purchased in 1999 at a total purchase price of EUR 654,813. The partnership acquired its shareholding in 2006 at a total purchase price of EUR 10,989,900. The number of outstanding shares at the end of the year was 141,358,773, and their average number in 2006 was 141,580,759.

Metso's market capitalization increased from the end of 2005 by EUR 2,132 million and was EUR 5,406 million at the end of 2006, excluding the own shares.

Share ownership plan

Metso has a share ownership plan for the strategy period 2006–2008.

The 2006 share ownership plan was originally directed to 55 Metso managers, and it covered a maximum total of 94,985 shares. After the financial year was closed, the plan was extended to cover an additional six Metso managers. Based on the 2006 earnings period, by the end of March 2007 a maximum total of 100,601 shares will be distributed. The entire Metso Executive Team is included in the sphere of the incentive plan, and they can be rewarded with a maximum of 25,955 shares. The reward from the plan is based on the achieved operating profit of Metso Corporation and its Business Areas in 2006.

If the value of Metso's share, determined as the average price of the share during the first two full weeks of March 2007, exceeds EUR 38, the number of grantable shares will be decreased by a corresponding ratio.

Repurchase of own shares

Metso Corporation's Annual General Meeting on April 4, 2006 authorized Metso Corporation's Board of Directors to resolve to repurchase the Corporation's own shares with its distributable funds provided that the combined nominal value of the shares thus acquired corresponds to no more than 5 percent of the Corporation's total share capital at the moment of acquisition.

The authorization entitled the Board to repurchase the Corporation's own shares among other things for use in the above mentioned share ownership plan. According to the authorization, the shares were to be acquired through public securities trading on the Helsinki Stock Exchange, at the share price prevailing on the day of acquisition.

Metso Corporation's Board of Directors decided to outsource the administration of the share ownership plan to a partnership (MEO1V Incentive Ky) included in Metso's consolidated financial statements, which purchased the 300,000 Metso shares required to implement the share ownership plan. These shares were purchased on the Helsinki Stock Exchange during the period December 8–13, 2006 at an average price of EUR 36.63 per share.

Metso Paper

EUR million	2005	**2006**
Net sales	1,702	**1,947**
Operating profit	90.9	**110.2**
% of net sales	5.3	**5.7**
Capital employed, Dec. 31	329	**617**
Gross capital expenditure	34	**48**
Research and development expenses	51	**60**
Orders received	1,993	**2,139**
Order backlog, Dec. 31	1,267	**2,165**
Personnel, Dec. 31	8,201	**10,867**

Metso Paper's net sales grew by 14 percent on the comparison year and totaled EUR 1,947 million. Growth was achieved in all business lines. Aftermarket operations accounted for 31 percent of net sales (35% in 2005). The increase in project and equipment deliveries reduced the proportional share of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 2 percent.

Metso Paper's operating profit was EUR 110.2 million, or 5.7 percent of net sales. The improvement in operating profit derived mainly from the Tissue Business Line. The operating profit was weakened by expenses of EUR 10 million recognized in the last quarter, related to business reorganizations in Italy and the USA, and to the integration of the Pulping and Power businesses.

The value of orders received by Metso Paper increased by 7 percent on the comparison period and totaled EUR 2,139 million. The orders of tissue machines grew relatively the most. In 2006, Metso Paper received a total of seven new paper and board machine orders, six tissue machine orders and ten fiber process orders. At the end of year the order backlog was EUR 2,165 million. The order backlog includes the EUR 727 million order backlog of the Pulping and Power businesses acquired in December. Metso Paper's order backlog increased by 13 percent, excluding the effect of the acquired Pulping and Power businesses.

The acquisitions made in 2006 increased Metso Paper's personnel by about 2,600 people.

Metso Minerals

EUR million	2005	**2006**
Net sales	1,735	**2,174**
Operating profit	177.6	**286.0**
% of net sales	10.2	**13.2**
Capital employed, Dec. 31	895	**949**
Gross capital expenditure	55	**66**
Research and development expenses	11	**13**
Orders received	1,936	**2,630**
Order backlog, Dec. 31	852	**1,254**
Personnel, Dec. 31	8,521	**9,170**

Metso Minerals' net sales rose by 25 percent on the comparison year and totaled EUR 2,174 million. The deliveries of the Crushing and Screening Business Line and the Minerals Processing Business Line grew strongly. The growth was relatively strongest in the Recycling Business Line. Metso Minerals' aftermarket operations accounted for 43 percent of net sales (46% in 2005). The growth of project and equipment deliveries reduced the relative proportion of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 17 percent.

The operating profit of Metso Minerals increased to EUR 286.0 million, which was 13.2 percent of net sales. Profitability improved the most in the Crushing and Screening Business Line, the Minerals Processing Business Line and the Recycling Business Line, due to strong volume growth, improved price levels and a more efficient supply chain.

The value of orders received by Metso Minerals increased by 36 percent and totaled EUR 2,630 million. Growth was the strongest in the Minerals Processing and the Crushing

Consolidated Statements of Income

		Year ended December 31,		
EUR million	**Note**	2004	2005	**2006**
Net sales	**35**	3,602	4,221	**4,955**
Cost of goods sold	**8, 9**	(2,673)	(3,110)	**(3,659)**
Gross profit		929	1,111	**1,296**
Selling, general and administrative expenses	**4, 8, 9**	(798)	(794)	**(846)**
Other operating income and expenses, net	**5, 35**	(11)	12	**6**
Share in profits and losses of associated companies	**16, 35**	4	1	**1**
Reversal of Finnish pension liability	**7, 29, 35**	75	5	**–**
Operating profit	**35**	199	335	**457**
% of net sales		5.5%	7.9%	**9.2%**
Financial income and expenses, net	**10**	(59)	(43)	**(36)**
Profit on continuing operations before tax		140	292	**421**
Income taxes on continuing operations	**11**	18	(72)	**(11)**
Profit on continuing operations		158	220	**410**
Profit (loss) on discontinued operations, net of taxes	**13**	(14)	17	**–**
Profit (loss)		144	237	**410**
Profit (loss) attributable to minority interests		1	1	**1**
Profit (loss) attributable to equity shareholders		143	236	**409**
Profit (loss)		144	237	**410**
Earnings per share from continuing operations				
Basic, EUR	**14**	1.16	1.57	**2.89**
Diluted, EUR	**14**	1.16	1.57	**2.89**
Earnings per share from discontinued operations				
Basic, EUR	**14**	(0.11)	0.12	**–**
Diluted, EUR	**14**	(0.11)	0.12	**–**
Earnings per share from continuing and discontinued operations				
Basic, EUR	**14**	1.05	1.69	**2.89**
Diluted, EUR	**14**	1.05	1.69	**2.89**

Consolidated Balance Sheets

Assets

EUR million	Note	As at December 31, 2005	2006
Non-current assets			
Intangible assets	15		
Goodwill		498	**768**
Other intangible assets		99	**274**
		597	**1,042**
Property, plant and equipment	15		
Land and water areas		58	**57**
Buildings and structures		220	**221**
Machinery and equipment		286	**318**
Assets under construction		17	**19**
		581	**615**
Financial and other assets			
Investments in associated companies	16	20	**19**
Available-for-sale equity investments	17	12	**15**
Loan and other interest bearing receivables	20	5	**6**
Available-for-sale financial assets	20	34	**5**
Deferred tax asset	11	163	**228**
Other non-current assets	20	39	**33**
		273	**306**
Total non-current assets		1,451	**1,963**
Current assets			
Inventories	19	888	**1,112**
Receivables			
Trade and other receivables	20	918	**1,218**
Cost and earnings of projects under construction in excess of advance billings	18	173	**284**
Loan and other interest bearing receivables	20	2	**2**
Available-for-sale financial assets	20	135	**10**
Tax receivables		14	**16**
		1,242	**1,530**
Cash and cash equivalents	21	323	**353**
Total current assets		2,453	**2,995**
Assets held for sale		–	**–**
Total assets		3,904	**4,958**

Shareholders' equity and liabilities

EUR million	Note	As at December 31, 2005	2006
Equity	**22**		
Share capital		241	**241**
Share premium reserve		76	**77**
Cumulative translation adjustments		(9)	**(45)**
Fair value and other reserves		424	**432**
Retained earnings		553	**763**
Equity attributable to shareholders		1,285	**1,468**
Minority interests		7	**6**
Total equity		1,292	**1,474**
Liabilities			
Non-current liabilities			
Long-term debt	**24**	593	**605**
Post employment benefit obligations	**29**	157	**157**
Deferred tax liability	**11**	20	**57**
Provisions	**26**	33	**53**
Other long-term liabilities		7	**2**
Total non-current liabilities		810	**874**
Current liabilities			
Current portion of long-term debt	**24**	160	**93**
Short-term debt	**27**	35	**132**
Trade and other payables	**28**	925	**1,238**
Provisions	**26**	191	**213**
Advances received		312	**655**
Billings in excess of cost and earnings of projects under construction	**18**	146	**222**
Tax liabilities		33	**57**
Total current liabilities		1,802	**2,610**
Liabilities held for sale		–	**–**
Total liabilities		2,612	**3,484**
Total shareholders' equity and liabilities		3,904	**4,958**

Consolidated Statements of Cash Flows

EUR million	Note	Year ended December 31, 2004	2005	2006
Cash flows from operating activities:				
Profit (loss)		144	237	**410**
Adjustments to reconcile profit (loss) to net cash provided by operating activities				
Depreciation and amortization	**9**	115	102	**105**
Change of provisions related to restructuring programs	**6**	(11)	(12)	**(7)**
Gain on sale of fixed assets	**5**	(11)	(18)	**(6)**
(Gain) loss on sale of subsidiaries and associated companies	**13**	29	(17)	**(10)**
Gain on sale of available-for-sale equity investments	**5**	(9)	(2)	**(1)**
Share of profits and losses of associated companies	**16**	(4)	(1)	**(1)**
Interests and dividend income	**10**	52	39	**26**
Income taxes		(4)	72	**11**
Other non-cash items		(21)	24	**25**
Change in net working capital, net of effect from business acquisitions and disposals		63	(170)	**(18)**
Interest paid		(60)	(55)	**(45)**
Interest received		6	13	**19**
Dividends received		3	2	**2**
Income taxes paid		(31)	(50)	**(68)**
Net cash provided by (used in) operating activities		261	164	**442**
Cash flows from investing activities:				
Capital expenditures on fixed assets	**15**	(89)	(104)	**(129)**
Proceeds from sale of fixed assets		39	46	**14**
Business acquisitions, net of cash acquired	**12**	(2)	(14)	**(277)**
Proceeds from sale of businesses, net of cash sold	**13**	389	95	**13**
Investments in associated companies	**16**	(1)	(2)	**–**
Proceeds from sale of associated companies		1	–	**0**
Investments in available-for-sale equity investments		(7)	(1)	**(2)**
Proceeds from sale of available-for-sale equity investments		27	3	**2**
Investments in available-for-sale financial assets		(47)	(166)	**(23)**
Proceeds from sale of available-for-sale financial assets		7	52	**177**
Increase in loan receivables		(6)	(2)	**(4)**
Decrease in loan receivables		6	3	**2**
Other items		(5)	–	**–**
Net cash provided by (used in) investing activities		312	(90)	**(227)**
Cash flows from financing activities:				
Share options exercised	**22**	–	72	**1**
Redemption of own shares	**22**	–	–	**(11)**
Dividends paid		(27)	(48)	**(198)**
Hedging of net investment in foreign subsidiaries		11	(2)	**(6)**
Net borrowings (payments) on short-term debt		(258)	(2)	**90**
Proceeds from issuance of long-term debt		454	6	**113**
Principal payments of long-term debt		(485)	(156)	**(165)**
Principal payments of finance leases		(4)	(6)	**(3)**
Other items		(23)	–	**–**
Net cash provided by (used in) financing activities		(332)	(136)	**(179)**
Net increase (decrease) in cash and cash equivalents		241	(62)	**36**
Effect of changes in exchange rates on cash and cash equivalents		1	13	**(6)**
Cash and cash equivalents at beginning of year		130	372	**323**
Cash and cash equivalents at end of year		372	323	**353**

Change in net working capital, net of effect from business acquisitions and disposals:

EUR million	Year ended December 31, 2004	2005	**2006**
(Increase) decrease in assets and increase (decrease) in liabilities:			
Inventory	(129)	(178)	**(215)**
Trade and other receivables	(87)	(139)	**(194)**
Percentage of completion: recognized assets and liabilities, net	113	42	**1**
Trade and other payables	166	105	**390**
Total	63	(170)	**(18)**

Supplemental cash flow information:

	2004	2005	2006
Revolving credit facility activity			
Borrowings	50	–	–
Payments	116	–	–
Non-cash exchange of bonds			
New bonds issued	274	–	–
Bonds redeemed	256	–	–

Breakdown of business combinations is presented in note 12.

Consolidated Statements of Changes in Shareholders' Equity

EUR million	Share capital	Share premium reserve	Cumulative translation adjustments	Fair value and other reserves	Retained earnings	Equity attributable to shareholders	Minority interests	**Total equity**
Balance at January 1, 2004	**232**	**14**	**(50)**	**431**	**252**	**879**	**7**	**886**
Translation differences	–	–	(11)	–	–	(11)	–	(11)
Transfer of translation differences	–	–	8	–	(8)	–	–	–
Deferred tax asset	–	–	5	–	–	5	–	5
Other	–	–	–	–	1	1	(3)	(2)
Net income (expense) recognized directly in equity	–	–	2	–	(7)	(5)	(3)	(8)
Profit (loss)	–	–	–	–	143	143	1	144
Total recognized income for 2004	–	–	2	–	136	138	(2)	136
Dividends	–	–	–	–	(27)	(27)	–	(27)
Balance at December 31, 2004	**232**	**14**	**(48)**	**431**	**361**	**990**	**5**	**995**
Effects of adopting IAS 32								
Own shares	–	–	–	(2)	1	(1)	–	(1)
Effects of adopting IAS 39								
Cash flow hedges, net of taxes	–	–	–	4	–	4	–	4
Available-for-sale equity investments, net of taxes	–	–	–	2	–	2	–	2
Other	–	–	–	0	2	2	–	2
Balance at January 1, 2005	**232**	**14**	**(48)**	**435**	**364**	**997**	**5**	**1,002**

EUR million	Share capital	Share premium reserve	Cumulative translation adjustments	Fair value and other reserves	Retained earnings	Equity attributable to shareholders	Minority interests	**Total equity**
Balance at January 1, 2005	**232**	**14**	**(48)**	**435**	**364**	**997**	**5**	**1,002**
Cash flow hedges, net of taxes	–	–	–	(11)	–	(11)	–	(11)
Available-for-sale equity investments, net of taxes	–	–	–	0	–	0	–	0
Net investment hedge effects, net of taxes	–	–	(21)	–	–	(21)	–	(21)
Translation differences	–	–	60	–	–	60	–	60
Other	–	–	–	0	1	1	1	2
Net income (expense) recognized directly in equity	–	–	39	(11)	1	29	1	30
Profit (loss)	–	–	–	–	236	236	1	237
Total recognized income for 2005	–	–	39	(11)	237	265	2	267
Dividends	–	–	–	–	(48)	(48)	–	(48)
Share options exercised	9	62	–	–	–	71	–	71
Balance at December 31, 2005	**241**	**76**	**(9)**	**424**	**553**	**1,285**	**7**	**1,292**
Cash flow hedges, net of taxes	–	–	–	16	–	16	–	16
Available-for-sale equity investments, net of taxes	–	–	–	1	–	1	–	1
Net investment hedge effects, net of taxes	–	–	22	–	–	22	–	22
Translation differences	–	–	(59)	–	–	(59)	–	(59)
Other	–	–	1	2	(1)	2	(2)	0
Net income (expense) recognized directly in equity	–	–	(36)	19	(1)	(18)	(2)	(20)
Profit (loss)	–	–	–	–	409	409	1	410
Total recognized income for 2006	–	–	(36)	19	408	391	(1)	390
Dividends	–	–	–	–	(198)	(198)	–	(198)
Share options exercised	0	1	–	–	–	1	–	1
Redemption of own shares	–	–	–	(11)	–	(11)	–	(11)
Balance at December 31, 2006	**241**	**77**	**(45)**	**432**	**763**	**1,468**	**6**	**1,474**

Notes to Consolidated Financial Statements

1 Accounting principles

Description of businesses

Metso is a global technology corporation, which designs, develops and produces systems, automation solutions, machinery and equipment for process industries. The main customer industries are the pulp and paper, mining, construction and energy industries. Metso's operations are divided into four Business Areas: Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. Metso Ventures is comprised of Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive.

In January 2004, Metso divested its Converting Equipment group to a Swiss company, Bobst Group. In June 2004, Metso divested its Compaction and Paving business line (Dynapac), previously part of Metso Minerals, to Altor, a Nordic private equity investor. In December 2004, Metso divested its Drilling business line (Reedrill), previously part of Metso Minerals, to the U.S. company Terex Corporation. In April 2005, Metso Drives, previously reported under Metso Ventures, was sold to CapMan, a Finnish private equity investor. Divested businesses mentioned above are presented as Discontinued operations separate from Continuing operations.

In December 2006, Metso acquired the Pulping and Power businesses of Aker Kvaerner, a Norwegian group. The businesses were transferred to Metso on December 29, 2006 and are reported under Metso Paper Business Area.

Basis of preparation

The consolidated financial statements, prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, include the financial statements of Metso Corporation (the "Parent Company") and its subsidiaries (together with the Parent Company, "Metso" or the "Company"). There are no differences between IFRS as adopted by the EU, as applied in Metso, and IFRS as written by the IASB. Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation and Valmet Corporation. The merger was consummated on July 1, 1999 and is accounted for by the pooling-of-interests method.

Accounting principles set out below have been consistently applied to all the years presented, except for those relating to the classification and measurement of financial instruments. Metso has applied IFRS 1 in preparing these consolidated financial statements, and used the exemption to only apply IAS 32 and IAS 39 from January 1, 2005 onwards. The principles applied to financial instruments before and after January 1, 2005 are disclosed separately.

Until December 31, 2004, the consolidated financial statements were prepared in accordance with the Finnish Generally Accepted Accounting Principles ("FAS" or "Finnish GAAP"), which differ in certain respects from IFRS. When preparing the 2005 consolidated financial statements of Metso, the management adjusted certain accounting and valuation methods applicable in Finnish GAAP to comply with IFRS. The comparative figures of 2004 have been presented in accordance with IFRS except as described in the accounting principles that follow.

Use of estimates

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting convention

The financial statements are prepared under the historical cost convention, except for assets and liabilities classified as derivatives and available-for-sale equity investments and financial assets, which are recognized at fair value. Loan and other interest bearing receivables are recorded at cost and discounted to the present value.

Principles of consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights or in which it is in a position to govern the financial and operating policies of the entity. The companies acquired during the financial period have been consolidated from the date Metso acquired control. Subsidiaries sold have been included up to their date of disposal.

All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented in the consolidated balance sheets within equity, separately from the equity attributable to shareholders. Minority interests are separately disclosed in the consolidated statements of income.

Acquisitions of companies are accounted for using the purchase method. The cost of an acquisition is measured at fair value over the assets given up, shares issued or liabilities incurred or assumed at the date of acquisition including any costs directly attributable to the acquisition. The excess acquisition cost over the fair value of net assets acquired is recognized as goodwill (see also intangible assets). If the cost of acquisition is less than the fair value of the group's share of the net assets acquired, the difference is recognized directly through profit and loss.

Associated companies and joint ventures

The equity method of accounting is used for investments in associated companies in which the investment provides Metso the ability to exercise significant influence over the operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso's direct or indirect ownership is between 20 and 50 percent of the voting rights.

Investments in associated companies are initially recognized at cost. Investments in joint ventures in which Metso has the power to jointly govern the financial and operating activities of the investee company are accounted for using the equity method.

Under the equity method, the share of profits and losses of associated companies and joint ventures is presented separately in the consolidated statements of income. Metso's share of post-acquisition retained profits and losses of associated companies and joint ventures is reported as part of investments in associated companies in the consolidated balance sheets.

Foreign currency translation

The financial statements are presented in euros, which is the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. At the end of the accounting period, unsettled foreign currency transaction balances are valued at the rates of exchange prevailing at the balance sheet date. Trade flow related foreign currency exchange gains and losses are recorded in other operating income and expenses, net, unless the foreign currency denominated transactions have been subject to hedge accounting, in which case the related exchange gains and losses are recorded in the same line item as the hedged transaction. Foreign exchange gains and losses associated with financing are entered as a net amount under financial income and expenses, net.

The statements of income of subsidiaries with a functional currency different from the presentation currency are translated into euro at the average exchange rates for the financial year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded in the cumulative translation adjustment line item in equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and with financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity, net of taxes. When a foreign entity is disposed of accumulated exchange differences are recognized in the consolidated statements of income as part of the gain or loss on the sale.

Derivative financial instruments

Accounting principles applicable before January 1, 2005

Both standards, IAS 39 "Financial Instruments: Recognition and Measurement" and IAS 32 "Financial Instruments: Disclosure and Presentation" became applicable to Metso prospectively on January 1, 2005. The previous year comparative data has not been restated in compliance with these standards. It has been measured and presented in accordance with principles applicable under Finnish GAAP.

Finnish GAAP did not require recognition of financial derivatives prior to recognition of the underlying hedged transaction, but allowed hedge accounting for a wider range of transactions without specific documentation and hedge effectiveness testing requirements. In addition, as Finnish GAAP did not require presentation of derivatives at fair value on the balance sheet, they were reported either at fair value or on accrual basis as part of the hedged transaction.

Accounting principles applicable after January 1, 2005

Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options, interest rate futures and commodity contracts, as part of its overall risk management policy. These instruments are used to reduce the foreign currency, interest rate and price risks relating to existing assets, liabilities, firm commitments, forecast sales and estimated consumption of raw materials.

Metso does not hold nor issue derivative financial instruments for trading purposes.

Hedging currency risk

Metso uses principally forward exchange contracts to mitigate the currency risk on certain commercial assets (receivables) and liabilities (payables) and firm commitments (orders). The financial derivatives are designated at inception either as hedges of forecast transactions or firm commitments (cash flow hedge), or as fair value hedges of assets or liabilities, or as financial derivatives not meeting the hedge accounting criteria (economic hedge). Derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date.

The currency portion of derivatives qualifying for hedge accounting is designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. The hedge effectiveness is tested quarterly both prospectively and retrospectively. The effective currency portion of the derivatives is recognized in the hedge reserve of equity and recorded through profit and loss concurrently with the underlying transaction being hedged. The interest portion of the derivatives is reported under other operating income and expenses, net. Should a hedged transaction no longer be expected to occur, any cumulative gain or loss previously recognized under equity is reversed through profit and loss.

Derivatives not qualifying for hedge accounting, which have been contracted to mitigate risk arising from the commercial activity, are recognized at fair value in other operating income and expenses, net.

Metso hedges its net foreign investments in certain currencies to reduce the effect of exchange rate fluctuations. The hedging instruments are mainly foreign currency loans and forward exchange contracts, and to some extent cross-currency swaps. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation to the extent that these hedges are effective. Their effectiveness is tested quarterly both prospectively and retrospectively. The interest portion of derivatives qualifying as hedges of net investment is recognized under financial income and expenses, net.

Hedging interest rate risk

Metso's exposure to interest rate risks, arising from interest bearing receivables and loans, is managed mainly through interest rate swaps. When these instruments are designated as hedging instruments, Metso applies either cash flow hedge accounting or fair value hedge accounting as appropriate. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in the hedge reserve as of the balance sheet date. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in financial income and expenses, net, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged interest rate risk.

Hedging commodity risk

Metso has entered into electricity forwards to reduce its exposure to the volatility of electricity prices in units located in Scandinavia. Prior to April 1, 2005, after which Metso started to apply hedge accounting to commodity forwards, the forwards were fair valued quarterly and the change in fair value was recognized in other operating income and expenses, net. Since April 1, 2005, the effective portion of the changes in fair value of the forwards are recognized in the hedge reserve, the gain or loss relating to an ineffective portion of the instruments is recognized in other operating income and expenses, net. Amounts accumulated in equity are recognized through profit and loss concurrently with the corresponding electricity procurement.

Fair value estimation

The fair value of the forward exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of the interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of the electricity forwards is based on quoted market prices at the balance sheet date. The fair value of options is determined using Black-Scholes valuation model.

Employee benefits

Share-based payments

Share-based payments granted to Metso's key personnel are fair valued as of the grant date and recognized as an employee benefit expense with corresponding entry in other reserves of the equity. The fair value of the equity-settled share awards is based on the quoted market price of the shares at the grant date, the fair value of cash-settled transactions is measured at the exchange value of the underlying equity instrument until settled in cash. The fair value of instruments granted is expensed over their vesting period with corresponding increase in other reserves under equity. When the options are exercised, the proceeds received, net of transaction costs, are recognized in the share capital at nominal value and the excess in the share premium reserve.

Pensions and coverage of pension liabilities

Metso has several different pension schemes in accordance with local regulations and practices in countries where it operates. In certain countries, the pension schemes are defined benefit plans with retirement, disability, death, other post retirement benefits, such as health services, and termination income benefits. The retirement benefits are usually based on the number of service years and the salary levels of the final service years. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.

In addition, certain companies within Metso have multi-employer pension arrangements and defined contribution pension schemes. The contributions to defined contribution plans and to multi-employer and insured plans are charged to profit and loss concurrently with the payment obligations.

In the case of defined benefit plans, the liability arising from the plan is the present value of the defined benefit obligation as of the balance sheet date, adjusted by the fair value of the plan assets and by the unamortized portion of the actuarial gains and losses and of past service cost. Independent actuaries calculate the defined benefit obligation, which is based on the projected unit credit method and is discounted to the present value of the estimated future cash flows using the interest rates approximating the terms of the pension engagement. The cost of providing retirement and other post retirement benefits to the personnel is charged to profit and loss concurrently with the service rendered by the personnel. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to plans in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are recognized in profit and loss over the average remaining service years of the employees concerned.

Revenue recognition

Revenues from goods and services sold are recognized, net of sales taxes and discounts, when substantially all the risks and rewards of ownership are transferred to the buyer, or when legal title of the goods and responsibility for shipment has transferred to the buyer. The transfer of risk takes place either when the goods are shipped or made available to the buyer for shipment, depending on the delivery terms clause of the contract. The credit worthiness of the buyer is verified before engaging into a sale. However, should a risk of non-payment arise after revenue recognition, an allowance for non-collectibility is established.

Percentage-of-completion method

Sales and anticipated profits under engineering and construction contracts are recorded on a percentage-of-completion basis. The stage of completion is determined either by units of delivery, which are based on predetermined milestones and on the realized value added (contract value of the work performed to date) or by the cost-to-cost method of accounting. Estimated contract profits are recorded in earnings in proportion to recorded sales. In the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials, labor and equipment, are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs and losses, if any, are recognized in the period in which they are determined.

Service revenue

Revenues from short-term service contracts are recognized once the service has been rendered. Revenues from long-term service contracts are recognized using the cost-to-cost method.

Sales with repurchase commitments

If the conditions of a sales contract with repurchase commitment indicate that the transfer of risks and rewards has not taken place at initial delivery of equipment and transfer of ownership, the revenue is deferred. The monies received for the machines, net of the guaranteed amount, are recognized over the contract term as lease income concurrently with the depreciation of the equipment until the expiry of the resale right. If the repurchase commitment expires unexercised, the remaining deferred revenue is recognized as income.

Trade-ins

Sales, against which trade-ins are accepted, are recorded at contract price. Any reduction between the agreed trade-in price and its recorded value in the inventory is recognized in cost of goods sold concurrently with the sale.

Government grants

Government grants relating to acquisition of property, plant and equipment are deducted from the acquisition cost of the asset and recognized in profit and loss as a reduction of the depreciation charge of the related asset. Other government grants are deferred and recognized in profit and loss concurrently with the costs they intend to compensate.

Shipping and handling costs

Metso includes shipping fees billed to customers in revenues and shipping costs incurred in cost of goods sold.

Advertising costs

Advertising costs are expensed as incurred.

Other operating income and expenses

Other operating income and expenses, net comprise income and expenses, which do not directly relate to the operating activity of businesses within Metso. Such items include gains and losses on disposal of assets, other than those, which qualify as discontinued operations, costs related to significant restructuring programs, and foreign exchange gains and losses, excluding those, which qualify for hedge accounting and those, which are reported under financial income and expenses, net.

Income taxes

Income taxes presented in the consolidated statements of income consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the companies, and adjustments of taxes for previous years.

A deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets are only recognized when it is probable that there will be sufficient taxable profit against which the asset can be utilized.

No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries (i.e., Finnish) since such earnings can be transferred to the Parent Company without tax consequences. Metso does not provide deferred income taxes on undistributed earnings of foreign subsidiaries, except in situations where Metso has elected to distribute earnings, which become subject to additional non-recoverable taxes triggered by a distribution.

Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding own shares.

The diluted earnings per share are calculated by applying the "treasury stock" method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of warrants and options, if that occurs later during the period, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of ordinary shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

Intangible assets

Intangible assets, which comprise mainly goodwill, trademarks, patents and licences, are stated at historical cost less accumulated amortization and impairment loss, if any. Intangible assets with indefinite useful lives, such as goodwill and trademarks, are not amortized, but tested annually for impairment.

Amortization of intangible assets

Amortization of intangible assets with a definite useful life is calculated on a straight-line basis over the expected economic lives of the assets as follows:

Patents and licences	5–10 years
Computer software	3–5 years
Other intangibles	3–12 years

Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining amortization periods are adjusted accordingly.

The carrying value of intangible assets subject to amortization is reviewed for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A previously recognized impairment loss may be reversed if there is a significant improvement to the circumstances having initially caused the impairment, however not to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.

Impairment of intangible assets with indefinite useful lives

The carrying value of goodwill for each Business Area and of other intangible assets with indefinite useful lives are reviewed annually or more frequently for impairment, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable. The testing of goodwill is performed at the cash generating unit level, whereas the testing of an intangible asset with an indefinite useful life is either performed as part of a cash generating unit or separately if the asset generates independent cash flows. The annual testing may be performed using previous year's recoverable amounts of the cash generating units if there has not been significant changes to the assets and liabilities of the cash generating unit, if in the previous testing the recoverable value clearly exceeded the carrying values tested, or if the likelihood that the current recoverable value would be less than the current carrying value of the cash generating unit is remote. Metso uses a discounted cash flow analysis to assess the fair value of intangible assets subject to testing. A previously recognized impairment loss on goodwill is not reversed even if there is a significant improvement in circumstances having initially caused the impairment, whereas an impairment loss on an intangible asset with an indefinite life may be reversed should there be a significant improvement to cash flows compared to the projections having generated the impairment loss in the first place. However, the impairment loss may not be reversed to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.

Research and development

Research and development costs are mainly expensed as incurred. Research and development costs comprise salaries, administration costs, depreciation and amortization of tangible and intangible fixed assets. Development costs meeting certain capitalization criteria under IAS 38 are capitalized and amortized during the expected economic life of the underlying technology.

Property, plant and equipment

Property, plant and equipment are stated at historical cost, less accumulated depreciation and impairment loss, if any. Land and water areas are not depreciated.

Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and structures	15–40 years
Machinery and equipment	3–20 years

Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining depreciation periods are adjusted accordingly.

Subsequent improvement costs related to an asset are included in the carrying value of such asset or recognized as a separate asset, as appropriate, only when the future economic benefits associated with the costs are probable and the related costs can be separated from normal maintenance costs.

Metso reviews property, plant and equipment to be held and used by the company for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments of property, plant and equipment and capital gains and losses on their disposal are included in other operating income and expenses, net. A previously recognized impairment on property, plant and equipment is reversed only if there has been a significant change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.

Capitalization of interest expenses

The interest expenses of self-constructed investments are capitalized in Metso's financial statements. The capitalized interest expense is amortized over the estimated useful life of the underlying asset.

Leases

Leases for property, plant and equipment where Metso has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt, and the interest element is charged to the profit and loss over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the useful life of the asset or over the lease period.

Leases of property, plant and equipment, where the lessor retains a significant portion of the risk and rewards, are classified as operating leases. Payments under operating leases are expensed as incurred.

Financial investments

Financial investments are classified into available-for-sale equity investments, available-for-sale financial assets and loan and other interest bearing receivables. The classification is determined at the time of the purchase depending on the purpose for which the assets were acquired.

Purchases and sales of financial investments are recognized on the settlement date and the cost of purchase includes the transaction costs.

Metso assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the investment is impaired.

Available-for-sale equity investments

Available-for-sale equity investments include mainly shares in listed companies. From January 1, 2005 onwards, available-for-sale equity investments are carried at fair value, based on quoted closing prices as of the respective balance sheet date. Unrealized gains and losses arising from changes in fair value are recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in the profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed. Unlisted shares, for which fair values cannot be measured reliably, are recognized at cost less impairment.

Available-for-sale financial assets

Non-current available-for-sale financial assets

Available-for-sale financial assets, which are reported under non-current assets, comprise investments in financial instruments, e.g. bonds, commercial papers and time deposits with maturities exceeding one year at acquisition or with an undefined maturity and which the company plans to hold for more than one year. From January 1, 2005 onwards, the instruments are fair valued quarterly and the change in fair value is recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed.

Current available-for-sale financial assets

Available-for-sale financial assets, which are reported under current assets, comprise highly liquid investments, which have been contracted as part of the cash management of Metso and which do not qualify as cash and cash equivalents. From January 1, 2005 onwards, they are fair valued quarterly and the change in fair value is recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed.

Loan and other interest bearing receivables

Loan and other interest bearing receivables comprise interest bearing trade and loan receivables. They are presented as non-current when their maturity, at the time of their inception, exceeds one year.

Loan and other interest bearing receivables are recorded at cost and discounted to the present value. They are subject to regular and systematic review as to collectibility. If a loan receivable is estimated to be partly or totally unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loan and other interest bearing receivables is included in financial income and expenses, net.

Inventories

Inventories are stated at the lower of historical cost calculated on an "average cost" basis or net realizable value. Costs include purchase costs as well as transportation and processing costs. The costs of finished goods include direct materials, wages and salaries plus social costs, subcontracting and other direct costs. In addition, production costs include an allocable portion of production and project administration overheads. Net realizable value is the estimated amount that can be realized from the sale of the asset in the normal course of business after allowing for the costs of realization.

Inventories are shown net of a reserve for obsolete and slow-moving inventories. A reserve is established and a corresponding charge is taken to profit and loss in the period in which the loss occurs based upon an assessment of technological obsolescence and related factors.

Trade-in equipment received is recorded as inventory at the lower of cost or net realizable value.

Trade receivables and securitization

Trade receivables are recognized at original invoice amount to customers, net of allowance for doubtful receivables. The allowance is recorded on the basis of periodic reviews of potential non-recovery of receivables by taking into consideration individual customer credit risk, economic trends in customer industries and changes in payment terms. Bad debts are written off when official announcement of receivership, liquidation or bankruptcy is received confirming that the receivable will not be honored.

If extended payment terms, exceeding one year, are offered to customers, the invoiced amount is discounted to its present value and interest income is recognized over the credit term.

Metso sells certain receivables through arrangements with third party financial institutions. The transfer of such financial asset qualifies for derecognition when substantially all the risks and rewards of ownership, including legal isolation of the financial asset from the Company, and the control over the asset have been transferred. A gain or loss on sale of the receivables is recorded at derecognition.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and other liquid investments with original maturity of three months or less.

Assets classified as held-for-sale

Non-current assets and discontinued operations are classified as held-for-sale and stated at the lower of carrying amount and the fair value less cost to sell, if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

A discontinued operation results from the management's decision and commitment to dispose of a separate business for which the related assets, liabilities and operating results can be distinguished both operationally and for financial reporting purposes. When specific criteria for the held-for-sale classification has been met, the non-current assets are recorded at the lower of carrying value or fair value less cost to sell, and non-current assets subject to depreciation or amortization are no longer amortized. The assets and liabilities of a disposal group classified as held-for-sale are presented in the balance sheet separate from assets and liabilities related to continuing operations as of the date the operation qualified as discontinued. The results of discontinued operations, net of taxes and the gain or loss on their disposal are presented for all periods separate from continuing operations in the consolidated statements of income. Balance sheet data from periods preceding the qualifying disposal decision is not reclassified.

Own shares

In 2004, own shares held by Metso were valued at the historical acquisition price in a separate caption under financial assets and in equity.

From January 1, 2005 onwards, own shares are valued at historical acquisition price and have been deducted from equity. Should such shares be subsequently sold or reissued, the consideration received, net of any directly attributable transaction costs and related income tax, is recorded in the equity.

Dividends

Dividends proposed by the Board of Directors are not recognized in the financial statements until they have been approved by the shareholders in the Annual General Meeting.

Long-term debt

Long-term debt is initially recognized at fair value, net of transaction costs incurred. Debt is classified as current liability unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Capitalization of transaction costs related to issuance of debt instruments

Transaction costs arising from issuance of debt instruments are included in the book value of the debt, and amortized using the effective yield method over the borrowing period of the respective liability.

Capitalization of transaction costs related to exchange of debt instruments

Transaction costs arising from exchange of debt instruments are included in the book value of the debt and amortized using the effective yield method over the remaining period of the modified liability provided the new conditions obtained through the exchange do not substantially differ from those of the original debt. The assessment of whether the conditions are substantially different is based on a comparison of the discounted present value of the cash flows under the new terms and the present value of the remaining cash flows of the original financial liability.

Provisions

Provisions, for which settlement is expected to occur more than one year after the initial recognition, are discounted to their present value and adjusted in subsequent closings for the time effect.

Restructuring costs

A provision for restructuring is recognized only after management has developed and approved a formal plan to which it is committed. Employee termination benefits are only recognized when the representatives of employees or individual employees have been informed of the intended measures in detail and the related compensation packages can be reliably measured. The costs included in a provision for restructuring are those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. Restructuring costs also include other costs incurred as a result of the plan, which are recorded under other operating income and expenses, net, such as asset write-downs, environmental liabilities and costs to transfer operations to new locations.

Environmental remediation costs

Metso accrues for losses associated with environmental remediation obligations when such losses are probable and can be estimated reliably. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Warranty costs

An accrual is made for expected warranty costs. The adequacy of this accrual is reviewed periodically based on an analysis of historical experience and anticipated probable warranty liabilities.

2 Financial risk management

Metso's business activities are exposed to a variety of financial risks. Metso aims to minimize potential adverse effects of the financial risks to its financial performance.

Metso's financial risk management is carried out by a central treasury department (Corporate Treasury) under the policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the operating units.

Foreign currency risk management

Exchange rate changes affect the businesses, although the geographical diversity of operations decreases the significance of any individual currency. More than one-half of Metso's net sales originate from outside the euro zone, the main currencies being USD, EUR, SEK, CAD and BRL.

Metso measures and monitors foreign currency risk using sensitivity analysis. The consolidated net exposures in different currencies are continuously controlled and the risk is mitigated through different financial instruments, including derivatives, as required by the Treasury Policy.

Trade flow related derivatives

In accordance with the Treasury Policy, the operating units are required to hedge in full the foreign currency exposures that arise from firm sales and purchase commitments. Future currency denominated cash flows are hedged for periods, which do not usually exceed two years. The majority of future currency cash flows relate to foreign currency denominated order backlog. Operating units enter into internal forward exchange contracts with the Corporate Treasury to hedge transactions denominated in a currency other than the functional currency of the unit. Should the operating unit choose to apply to the recognition of the firm commitment hedge accounting, which is the case for projects under the percentage of completion method, the Corporate Treasury is responsible for entering in corresponding external forward agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows. If no hedge accounting is applied, the Corporate Treasury monitors the net position of each currency and decides to what extent a currency position is to be closed.

In case of hedge accounting, Metso documents at inception of the transaction the relationship between the hedging instruments and hedged items according to its risk management strategy and objectives. Metso applies cash flow hedge accounting and designates only the currency component of the derivative as a hedging instrument. Both at hedge inception and at each balance sheet date an assessment is performed to ensure the continued effectiveness of the designated component of the derivatives in offsetting changes in the fair values of the cash flows of hedged items.

Foreign currency denominated equity

The equity of subsidiaries with a functional currency different from the presentation currency is exposed to foreign currency translation risk. To certain extent, Metso hedges its USD, SEK and CAD denominated net investments to reduce the effect of exchange rate fluctuations. The hedging instruments are foreign currency loans and forward exchange contracts. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation. The forwards are designated as hedges of net investments at inception and their effectiveness is measured quarterly. The interest component of forwards is fair valued and the change in fair value is recognized in the income statement.

Foreign currency denominated loans

Metso has granted medium-term, mainly USD denominated, loans to its foreign subsidiaries. The resulting currency risk has been hedged with cross-currency swaps and forward exchange contracts.

Short-term funding and liquidity management

Cash and committed revolving credit facilities are used to protect short-term liquidity. Liquidity is managed by balancing the proportion of short-term and long-term loans as well as the average remaining maturity of long-term loans.

Forward exchange contracts are used to mitigate foreign currency risk arising from short-term borrowing and liquidity management. Such forwards are fair valued trough profit and loss quarterly.

Interest rate management

Changes in market interest rates and interest margins may influence financing costs, returns on financial investments and valuation of derivative contracts. Interest rate risks are managed through the ratio of floating-rate to fixed-rate loans and the average length of interest rate periods. Additionally, Metso uses both interest rate and cross currency swaps and interest rate futures contracts to mitigate the risks arising from interest bearing receivables and debt. The interest rate risk is measured using sensitivity analysis and controlled by the Corporate Treasury.

Cash flow hedge accounting with fixed interest rate swaps is applied to offset the variable interest rate risk arising from certain financial liabilities. Fair value hedge has been applied to offset interest rate risk of a long-term bond, which matured in the last quarter of 2006.

Commodity risks

Metso has extended its risk management policy to include its exposure to volatility in electricity prices of its units located in Scandinavia. The exposure is reduced with electricity forwards, which are designated as hedges of highly probable future electricity purchases of the Scandinavian units. Metso documents its assessment of the effectiveness of the fair value changes of the electricity forwards to offset the changes in the fair value changes of the underlying forecasted electricity purchases in different countries on an ongoing basis.

Credit risks and other counterparty risks

Metso has no significant concentrations of credit risk. Metso's operating units are primarily responsible for credit risks pertaining to sales activities. Metso's Corporate Treasury provides centralized services related to customer financing and seeks to ensure that the principles of the Treasury Policy are adhered to with respect to terms of payment and required collateral. Counterparty specific limits have been set to avoid risk concentrations.

3 Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to make estimates and judgements affecting the amounts reported in the consolidated financial statements and accompanying notes. These estimates and judgements, based on historical evidence and plausible future scenarios, are continually evaluated. Following assets and liabilities include a high degree of management estimate and assumptions and their carrying value can therefore materially differ from current value within the next financial year.

Trade receivables

Metso's policy is to maintain an allowance for bad debt based on the best estimate of the amounts that are potentially uncollectable at the balance sheet date. The estimates are based on a systematic, on-going review and evaluation performed as part of the credit-risk evaluation process. As part of this evaluation, Metso takes into account the history of collections, the size and compositions of the receivable balances, current economic events and conditions and other pertinent information.

Inventory

Metso's policy is to maintain an allowance for slow-moving and obsolete inventory based on the best estimate of such amounts at the balance sheet date. The estimates are based on a systematic, on-going review and evaluation of inventory balances. As part of this evaluation, Metso also considers the composition and age of the inventory as compared to anticipated future needs.

Revenue recognition

Metso delivers complete installations to its customers, where the moment of signing a sales contract (firm commitment) and the final acceptance of a delivery by the customer may take place in different financial periods. In accordance with its accounting principles, Metso applies the percentage of completion method ("POC method") for recognizing such long-term delivery contracts. In year 2006, approximately 30 percent of the net sales were recognized under the POC method, which is based on predetermined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. A projected loss on a firm commitment is recognized in income, when it becomes known. The estimated revenue, the costs and profit, together with the planned delivery schedule of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Although Metso has significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. Therefore, the POC method is not applied for recognizing sales commitments where the final outcome of the project and related cost structure cannot be pre-established reliably.

Accounting for income taxes

As part of the process of preparing its consolidated financial statements, Metso is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and cost reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The likelihood for the recovery of deferred tax assets from future taxable income is assessed, and to the extent the recovery is not considered likely the deferred asset is adjusted in accordance.

Significant management judgement is required in determining the provision for income taxes and the deferred tax assets. Metso has recorded net deferred tax assets of EUR 171 million as of December 31, 2006, adjusted by EUR 15 million for uncertainties related to its ability to utilize some of the deferred tax assets, primarily consisting of operating losses carried forward and deductible temporary differences for certain foreign subsidiaries and the final outcome of tax audits in some subsidiaries. The adjustment is based on Metso's estimates of taxable income by country in which it operates, and the period over which the deferred tax assets will be recoverable based on estimated future taxable income and planned tax strategies to utilize these assets. In the event that actual results differ from these estimates, the deferred tax asset may need to be adjusted in coming financial years.

Allocation of excess purchase price to acquired assets

In accordance with the accounting principles, excess purchase price has been allocated to acquired assets and assumed liabilities. Whenever feasible, Metso has used as a basis for such allocations readily available market values to determine the fair value basis. However, when this has not been possible, as often is the case with non-current intangible assets and certain assets with no active markets or available price quotations, the valuation has been based on past performance of such asset and expected future cash generating capacity. The appraisals, which have been based on current replacement costs, discounted cash flows and estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future performance and use of these assets and their impact on the financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.

Impairment testing

The carrying value of identifiable intangible assets with indefinite economic life and goodwill is tested annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The carrying values of property, plant and equipment and intangible assets, subject to depreciation and amortization are reviewed for impairment whenever there are indications that their carrying values could exceed their value in use or disposal value if disposal is considered as a possible option. Triggering events for impairment reviews include the following:

- material permanent deterioration in the economic or political environment of the customers or of own activity;
- significant under-performance relative to expected historical or projected future performance; and
- significant changes in Metso's strategic orientations affecting the business plans and previous investment policies.

The accounting policy related to the impairment tests is based on numerous estimates. The valuation is inherently judgmental and highly susceptible to change from period to period because it requires Metso to make assumptions about future supply and demand related to its individual business units, future sales prices and achievable cost savings. The value of the benefits and savings expected from the efficiency improvement programs are inherently subjective. The fair value of the reporting units is determined using a derived weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market. A one percent increase in the discount rates applied for determining the fair values of the cash generating units would have reduced the total fair value of units tested by little over ten percent and would not have indicated any impairment needs.

In the last quarter of 2006, subsequent to past under-performance of Metso Panelboard reported under Metso Ventures, the management concluded that an impairment risk of the carrying value of goodwill related to this business existed. An updated cash flow based on the changed circumstances resulted in an impairment charge of EUR 7 million.

Reserve for warranty costs

The warranty reserve is based on the history of past warranty costs and claims for machines and equipment under warranty. The typical warranty period is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For sales involving new technology and long-term delivery contracts, additional warranty reserves can be established on a case by case basis to take into account the potentially increased risk.

Pensions

In accordance with IAS19, the pension benefit expense is based on assumptions that include the following:

- a weighted average expected return on plan assets. Actual return on plan assets may differ significantly based on market activity.
- an assumed discount rate to be used in the calculation of the current year pension expense and pension liability balance. This rate may not be indicative of actual rates realized in the market.
- estimated rates of future pay increases. Actual increases may not reflect actual future increases. Based on the significant change in the Company's structure and the uncertainty of the global market place, these estimates are difficult to project.

The actuarial experience that differs from the assumptions and changes in the assumptions can result in gains and losses that are not yet recognized in the consolidated financial statements. Metso recognizes amortization of any unrecognized gain or loss as a component of the pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds ten percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan's assets. In such case, the amount of amortization expense recognized is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately EUR 3 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately EUR 3 million for the year ended December 31, 2006.

Share based payments

Share based payment plans and related incentive programs include vesting conditions such as operating profit targets and service year requirements subsequent to the grant date. Such non-market vesting conditions are included in assumptions about the number of shares that are expected to vest. At each balance sheet date, the management revises its estimates for the number of shares that are expected to vest. As part of this evaluation, Metso takes into account the changes in the forecasted performance of the company and its Business Areas, the expected turnover of the personnel benefiting from the incentive plan and other pertinent information impacting the number of shares to be vested.

4 Selling, general and administrative expenses

	Year ended December 31,		
EUR million	2004	2005	**2006**
Marketing and selling expenses	(443)	(435)	**(468)**
Research and development expenses, net	(92)	(89)	**(94)**
Administrative expenses	(263)	(270)	**(284)**
Total	(798)	(794)	**(846)**

Research and development expenses, net, consist of following:

	Year ended December 31,		
EUR million	2004	2005	**2006**
Research and development expenses, total	(96)	(96)	**(109)**
Capitalized development costs	2	0	**(1)**
Capital expenditure	4	6	**14**
Grants received	8	8	**8**
Depreciation and amortization	(10)	(7)	**(6)**
Research and development expenses, net	(92)	(89)	**(94)**

5 Other operating income and expenses, net

EUR million	Year ended December 31, 2004	2005	**2006**
Gain on sale of subsidiaries and businesses [1]	0	0	**10**
Gain on sale of fixed assets [2]	11	15	**6**
Gain on sale of available-for-sale equity investments	9	2	**1**
Rental income	5	3	**3**
Foreign exchange gains [3]	–	12	**7**
Change in fair value of derivatives [4]	–	3	**5**
Other income	8	11	**10**
Other operating income, total	33	46	**42**
Nonrecurring expenses related to 2003 restructuring program [5]	(14)	3	**1**
Nonrecurring expenses related to 2004 restructuring program [5]	(24)	(7)	**0**
Impairment of goodwill [6]	–	–	**(7)**
Write-downs on fixed assets	–	(8)	**(6)**
Foreign exchange losses [3]	–	(11)	**(14)**
Change in fair value of derivatives [4]	–	(10)	**(4)**
Other expenses	(6)	(1)	**(6)**
Other operating expenses, total	(44)	(34)	**(36)**
Other operating income and expenses, net	(11)	12	**6**

[1] Gain on disposal of Metso Powdermet AB in the year ended December 31, 2006.

[2] Gains on sale of fixed assets were EUR 11 million, EUR 18 million and EUR 6 million for the years ended December 31, 2004, 2005 and 2006, respectively. In 2005, EUR 3 million resulted from a sale of assets related to outsourcing of activities as part of the Metso 2003 restructuring program.

[3] Includes foreign exchange gains and losses resulting from trade receivables and payables and related derivatives.

[4] For more information on derivative instruments, see notes 32 and 33.

[5] For more information on restructuring programs, see note 6.

[6] Goodwill impairment charge related to Metso Panelboard business, for more information on goodwill impairment see note 15.

6 Restructuring programs

2003 Program

In June 2003, Metso launched its group wide efficiency improvement program aiming to reach substantial costs savings. The plan included streamlining of sales and administrative organizations and closing down of sites both in the United States and in Europe. As a result of the efficiency improvement program, Metso's personnel reduced by some 2,000 persons.

The total costs for the 2003 program were EUR 93 million, of which EUR 14 million was recorded in the income statement for 2004. The efficiency improvement program was completed during 2004.

The provisions related to the 2003 program were as follows:

EUR million	As at December 31, 2005	**2006**
Pensions and postretirement benefits [1]	6	**4**
Employee termination and exit costs	2	**1**
Other expenses	0	**0**
Total	8	**5**

[1] As at December 31, 2005 and 2006, accrued pensions comprised long-term liabilities of EUR 5 million and of EUR 3 million, respectively.

2004 Program

In June 2004, Metso announced a program for the renewal of Metso Paper's business concept, which targeted to streamline the cost structure. The main locations affected by the measures were in the Finnish, Swedish and North American operations. The measures comprised personnel reductions in certain administrative and production functions, disposal of non-core sites and global reorganization of the tissue business line.

The costs for the 2004 program were EUR 24 million and EUR 7 million for the years ended December 31, 2004 and 2005, respectively. The program was completed during 2005.

The provisions related to the 2004 program amounted to the following:

EUR million	As at December 31, 2005	2006
Pensions and postretirement benefits [1]	4	**3**
Employee termination and exit costs	3	**0**
Other expenses	0	**0**
Total	7	**3**

[1] As at December 31, 2005 and 2006, accrued pensions comprised long-term liabilities of EUR 4 million and of EUR 2 million, respectively.

The provisions related to 2003 and 2004 restructuring programs have changed as follows during the financial year 2006:

EUR million	Balance at beginning of year	Impact of exchange rates	Additions charged to expense	Reversal of excess reserve	Realized reserve	Balance at end of year
Pensions and postretirement benefits	10	0	–	0	(3)	7
Employee termination and exit costs	5	0	–	(1)	(3)	1
Other expenses	0	0	–	0	0	0
Total	**15**	**0**	**–**	**(1)**	**(6)**	**8**

7 Reversal of Finnish pension liability (TEL)

Under FAS, the Finnish TEL (Employees' pension plan) was regarded as a defined contribution plan. As of the transition date January 1, 2004, under IFRS, the disability portion of the TEL was considered as a defined benefit plan requiring an actuarial valuation of the liability.

Due to certain changes introduced in 2004, the Finnish TEL disability portion was classified as defined contribution plan. Of the transition date's liability, amounting to EUR 61 million, EUR 57 million, net of taxes of EUR 23 million, was recorded as income in the last quarter of 2004.

Of the Finnish pension liability reversal of EUR 80 million before taxes, EUR 75 million was related to continuing operations and EUR 5 million to the discontinued operations, i.e. Metso Drives. Metso Drives was disposed of in April 2005.

The remaining liability of EUR 4 million, net of taxes of EUR 1, million was recorded as income during 2005.

Please see note 35, Business Area and geographic information, for the reversal of the Finnish pension liability by Business Area and note 29, Post employment benefit obligations for further information on pension expenses and liabilities.

8 Personnel expenses and the number of personnel

Personnel expenses:

EUR million	2004	2005	2006
	Year ended December 31,		
Salaries and wages	(881)	(854)	**(909)**
Pension costs, defined contribution plans	(84)	(77)	**(79)**
Pension costs, defined benefit plans [1]	(5)	(10)	**(9)**
Reversal of Finnish pension liability (TEL), gross amount [2]	80	5	**–**
Other post-employment benefits	(3)	(3)	**(4)**
Share-based payments	–	0	**(5)**
Other indirect employee costs	(167)	(143)	**(162)**
Total	(1,060)	(1,082)	**(1,168)**

[1] For more information on pension costs, see note 29.
[2] For more information on reversal of Finnish pension liability (TEL), see note 7.

Board remuneration:

EUR thousand	2004	2005	2006
	Year ended December 31,		
Serving board members December 31, 2006:			
Matti Kavetvuo	(69)	(73)	**(87)**
Jaakko Rauramo	(47)	(50)	**(57)**
Svante Adde	–	(31)	**(49)**
Maija-Liisa Friman	(42)	(47)	**(58)**
Christer Gardell	–	–	**(38)**
Satu Huber	(32)	(40)	**(49)**
Yrjö Neuvo	–	–	**(38)**
Jukka Leppänen [1]	–	–	**(6)**
Former board members:			
Juhani Kuusi	(39)	(40)	**(9)**
Risto Hautamäki	(31)	(8)	**–**
Pentti Mäkinen [1]	(36)	(18)	**(2)**
Heikki Hakala	(9)	–	**–**
Mikko Kivimäki	(10)	–	**–**
Total	(315)	(307)	**(393)**

[1] Has attended meetings as a personnel representative, no voting right.

According to the resolution of the Annual General Meeting held on April 4, 2006, the annual fees are as follows: Chairman of the Board EUR 80,000, Vice Chairman and Chairman of the Audit Committee EUR 50,000, and other members EUR 40,000 each. In addition, an attendance fee of EUR 500 per meeting is paid to all members for meetings of the Board and its Committees. Compensation for traveling expenses and daily allowances are paid in accordance with Metso's travel policy.

Chief Executive Officer and Executive Team remuneration:

EUR thousand	2004	Year ended December 31, 2005	**2006**
Salaries and other short-term employee benefits	(2,170)	(2,382)	**(3,396)**
Termination benefits	–	–	**–**
Pension insurance premiums	(342)	(299)	**(516)**
Other long-term benefits	–	–	**–**
Share-based payments	–	(215)	**(1,419)**
Total	(2,512)	(2,896)	**(5,331)**

Metso has subscribed pension plans for senior management for retirement at the age of 60, the beneficiaries include some members of the corporate Executive Team and certain senior executives. For the years ended December 31, 2004, 2005 and 2006, the pension insurance premium payments totaled approximately EUR 1.5 million, EUR 1.4 million and EUR 1.4 million, respectively.

President and CEO Jorma Eloranta's annual salary was EUR 438,000, EUR 460,101 and EUR 486,580 for the years ended December 31, 2004, 2005 and 2006, respectively. In addition, he benefited from a company car and a telephone. In 2004, Mr Eloranta was granted a total of 100,000 Metso 2003A option rights. In 2006 he sold 50,000 2003A options and subscribed Metso shares with 15,000 options. According to his employment contract, Jorma Eloranta's age of retirement is 60 years with a pension benefit amounting to 60 percent of the higher of his average monthly salary for four or ten service years prior to retirement. In case of termination of contract, he is entitled to compensation equal to 24 months' salary.

Number of personnel at end of year:

	2004	2005	**2006**
Metso Paper	8,660	8,201	**10,867**
Metso Minerals	8,048	8,521	**9,170**
Metso Automation	3,267	3,169	**3,352**
Metso Ventures	1,637	1,993	**1,967**
Corporate Office and Shared Services	293	294	**322**
Continuing operations	21,905	22,178	**25,678**
Discontinued operations	897	–	**–**
Metso total	22,802	22,178	**25,678**

Average number of personnel during the period:

	2004	2005	**2006**
Metso Paper	9,021	8,451	**8,941**
Metso Minerals	8,178	8,283	**8,816**
Metso Automation	3,294	3,247	**3,269**
Metso Ventures	1,598	1,768	**2,017**
Corporate Office and Shared Services	263	297	**321**
Continuing operations	22,354	22,046	**23,364**
Discontinued operations	2,009	359	**–**
Metso total	24,363	22,405	**23,364**

9 Depreciation and amortization

Depreciation and amortization expenses consist of the following:

EUR million	Year ended December 31, 2004	2005	**2006**
Intangible assets	(15)	(16)	**(17)**
Property, plant and equipment			
Buildings and structures	(23)	(22)	**(21)**
Machinery and equipment	(77)	(64)	**(67)**
Total	(115)	(102)	**(105)**

Depreciation and amortization charged against operations by activity are as follows:

EUR million	Year ended December 31, 2004	2005	**2006**
Cost of goods sold	(70)	(60)	**(65)**
Selling, general and administrative expenses			
Marketing and selling	(7)	(9)	**(6)**
Research and development	(10)	(7)	**(6)**
Administrative	(28)	(26)	**(28)**
Total	(115)	(102)	**(105)**

10 Financial income and expenses, net

EUR million	Year ended December 31, 2004	2005	**2006**
Financial income			
Dividends received	3	1	**1**
Interest income	10	14	**18**
Other financial income	1	1	**1**
Net gain (loss) from foreign exchange	(1)	4	**(1)**
Financial income total	13	20	**19**
Financial expenses			
Interest expenses	(63)	(52)	**(44)**
Interest expenses on financial leases	0	(1)	**(1)**
Other financial expenses	(9)	(10)	**(10)**
Financial expenses total	(72)	(63)	**(55)**
Financial income and expenses, net	(59)	(43)	**(36)**

11 Income taxes

The components of income taxes are as follows:

EUR million	Year ended December 31, 2004	2005	2006
Current tax (expense) benefit	(24)	(61)	**(85)**
Deferred tax (expense) benefit	42	(11)	**74**
Income taxes, total	18	(72)	**(11)**

The Finnish corporate income tax rate was 29% for the year ended December 31, 2004. As of January 1, 2005, the enacted rate was reduced to 26%, thus impacting the deferred tax amounts presented in the table below for the year ended December 31, 2004. The differences between income tax (expense) benefit computed at Finnish statutory rates and income tax (expense) benefit provided on earnings are as follows:

EUR million	Year ended December 31, 2004	2005	2006
Income before taxes from continuing operations	140	292	**421**
Income tax (expense) benefit at Finnish statutory rate	(41)	(76)	**(109)**
Income tax for prior years	8	(1)	**(4)**
Difference between Finnish and foreign tax rates	(6)	(11)	**(12)**
Write-down of subsidiary shares [1]	53	–	**-**
Benefit of operating loss carryforward	10	22	**33**
Operating losses with no current tax benefit [2]	(4)	(1)	**(4)**
Non-deductible expenses and tax exempt income	(1)	(2)	**(2)**
Change in tax rates and tax legislation	(3)	–	**-**
Deferred tax asset attributable to the U.S. subsidiaries [3]	–	–	**87**
Other	2	(3)	**0**
Income tax (expense) benefit	18	(72)	**(11)**

[1] The tax benefit of EUR 53 million for the year ended December 31, 2004, relates to a write-down recorded in 2003.

[2] Operating losses with no current tax benefit relate to current year losses for which no deferred tax asset has been recognized.

[3] In the year ended December 31, 2006 Metso recorded a deferred tax asset of EUR 87 million for operating loss carry-forwards, net deductible temporary differences and unused tax credits attributable to the U.S. subsidiaries in full. At December 31, 2005 no deferred tax asset was recorded for these items due to the uncertainty of their utilization.

Reconciliation of deferred tax balances

EUR million	Balance at beginning of year	Charged to income statement	Charged to shareholders' equity	Translation differences	Acquisitions and disposals	Balance at end of year
2005						
Deferred tax assets						
Tax losses carried forward	104	(18)	9	–	–	95
Fixed assets	7	6	–	–	–	13
Inventory	10	3	–	–	–	13
Provisions	16	–	–	–	–	16
Accruals	19	(2)	–	1	–	18
Pension provisions	3	2	–	1	–	6
Other	16	13	2	1	–	32
Total deferred tax assets	175	4	11	3	–	193
Offset against deferred tax liabilities [1]	(16)	(14)	–	–	–	(30)
Net deferred tax assets	159	(10)	11	3	–	163
Deferred tax liabilities						
Purchase price adjustments	18	5	–	–	3	26
Fixed assets	12	1	–	–	–	13
Other	2	9	–	–	–	11
Total deferred tax liabilities	32	15	–	–	3	50
Offset against deferred tax assets [1]	(16)	(14)	–	–	–	(30)
Net deferred tax liabilities	16	1	–	–	3	20
Deferred tax assets, net	143	(11)	11	3	(3)	143
2006						
Deferred tax assets						
Tax losses carried forward	95	15	(6)	–	7	111
Fixed assets	13	(3)	–	–	–	10
Inventory	13	13	–	–	–	26
Provisions	16	4	–	–	–	20
Accruals	18	15	–	–	–	33
Pension provisions	6	12	–	–	–	18
Other	32	9	–	–	–	41
Total deferred tax assets	193	65	(6)	–	7	259
Offset against deferred tax liabilities [1]	(30)	(1)	–	–	–	(31)
Net deferred tax assets	163	64	(6)	–	7	228
Deferred tax liabilities						
Purchase price adjustments	26	(6)	–	–	36	56
Fixed assets	13	(2)	–	–	–	11
Other	11	(1)	4	1	6	21
Total deferred tax liabilities	50	(9)	4	1	42	88
Offset against deferred tax assets [1]	(30)	(1)	–	–	–	(31)
Net deferred tax liabilities	20	(10)	4	1	42	57
Deferred tax assets, net	**143**	**74**	**(10)**	**(1)**	**(35)**	**171**

[1] Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

A deferred tax liability is recognized if Metso makes an explicit decision to distribute earnings from subsidiaries located in countries where distribution generates tax consequences. For the years ended December 31, 2005 and 2006, respectively earnings of EUR 97 million and EUR 136 million would have been subject to recognition of a deferred tax liability, had Metso decided to proceed with a distribution.

Tax losses carried forward

At December 31, 2006, Metso recorded a deferred tax asset of EUR 111 million on the net operating loss carry-forwards amounting to EUR 353 million (of which EUR 164 million is attributable to Finnish, EUR 77 million to U.S. and EUR 51 million to German subsidiaries). At December 31, 2005 the amount of losses was EUR 338 million (of which EUR 257 million and EUR 63 million were attributable to Finnish and German subsidiaries, respectively). Approximately one third of losses has no expiration date and the remaining part expires mainly between years 2014–2024.

The operating loss carry-forwards for which no deferred tax assets are recognized due to uncertainty of the utilization of these carry-forwards amounted to EUR 217 million and EUR 30 million for the years ended December 31, 2005 and 2006, respectively. Of these losses EUR 21 million for the year ended December 31, 2006 is attributable to an Italian subsidiary, Metso Paper Como S.p.A. and these losses will expire in the years 2008–2011. In contrast to the year 2005 a deferred tax asset of EUR 32 million for the loss carry-forwards attributable to the U.S. subsidiaries has been recorded for the year ended December 31, 2006. At December 31, 2005 the corresponding asset was not recognized due to uncertainty of its utilization.

Tax losses carried forward and related deferred tax assets as at December 31 stated by the most significant countries are as follows:

EUR million	Tax losses carried forward	Potential deferred tax asset	Not recorded	Deferred tax asset
2005				
Finland	257	67	0	67
USA	154	59	59	0
Germany	63	23	0	23
Other	81	23	18	5
Total	555	172	77	95
2006				
Finland	164	43	0	43
USA	77	32	0	32
Germany	51	19	0	19
Other	92	27	10	17
Total	**384**	**121**	**10**	**111**

12 Acquisitions

Acquisition of Pulping and Power businesses

On December 29, 2006 Metso completed the acquisition of the Pulping and Power businesses of Aker Kvaerner, after clearance was received from the European Commission. The balance sheets of the acquired businesses have been consolidated from the date of the acquisition and are reported under Metso Paper.

The estimated acquisition price is EUR 341 million, including transaction costs of EUR 6 million and acquired net cash of EUR 52 million, whereof EUR 307 million was paid at closing. The final transaction price will be based on the balance sheet values at the time of the closing and will be agreed during the first quarter of 2007 after which the remaining EUR 28 million will be paid.

Part of the excess purchase price, EUR 154 million, was allocated to intangible assets, representing the calculated fair values of acquired customer base, new technology and order backlog. The remaining excess arising from the acquisition, EUR 271 million, represents goodwill related to significant synergy benefits and a widened business portfolio offering Metso potential to expand its operations into new markets and customer segments.

In connection with the acquisition of Aker Kvaerner's Pulping and Power businesses, Metso also completed in December the divestment to Canadian Groupe Laperrière & Verreault Inc. (GL&V) of a so-called remedy package, which comprised the following Metso's and Aker Kvaerner's overlapping areas: Kvaerner Pulping's pulp washing, oxygen delignification and bleaching businesses as well as Metso's batch cooking business and its licensing back to Metso. The remedy package was transferred to GL&V on December 29, 2006. The clearance received from the European Commission was conditional on the divestment of the remedy package.

Had the acquisition occurred on January 1, 2006, Metso's net sales would have increased by EUR 600 million. The calculation of pro forma net income of the acquired business would be impracticable considering the effects of the acquisition cost.

Preliminary details of the acquired net assets and goodwill are as follows:

EUR million	Carrying amount	Fair value allocations	**Fair value**
Intangible assets	6	154	**160**
Property, plant and equipment	25	–	**25**
Inventories	52	–	**52**
Trade and other receivables	186	–	**186**
Other assets	26	–	**26**
Minority interests	(1)	–	**(1)**
Advances received	(216)	–	**(216)**
Deferred tax liabilities	(4)	(41)	**(45)**
Other liabilities assumed	(169)	–	**(169)**
Non-interest bearing net assets	(95)	113	**18**
Cash and cash equivalents acquired	247	–	**247**
Debt assumed	(195)	–	**(195)**
Estimated purchase price	(335)	–	**(335)**
Costs related to acquisition	(6)	–	**(6)**
Goodwill	384	(113)	**271**
Purchase price settled in cash			**(307)**
Settlement of acquired debt			**(195)**
Costs related to acquisition			**(6)**
Cash and cash equivalents acquired			**247**
Cash outflow on acquisition for 2006			**(261)**
Estimated purchase price payable			**(28)**
Total estimated cash outflow on acquisition			**(289)**

Other acquisitions

At the end of August, 2006 Metso completed the acquisition of a Chinese paper machine manufacturer Shanghai-Chenming Paper Machinery Co. Ltd. at a cash price of EUR 12 million and debt assumed of EUR 19 million. The company is consolidated into Metso Paper from September 1, 2006.

Metso acquired in September 2006 the business operations of two Swedish companies Svensk Gruvteknik AB and Svensk Papperstecknik AB at a total price of EUR 4 million. The acquired businesses were transferred into Metso on October 1, 2006 and they are included in Metso Minerals and Metso Paper from that date.

In December 2006, Metso acquired the remaining 35% minority interest of Metso-SHI Co., Ltd. in Japan from Sumitomo Heavy Industries. The price of the transaction was EUR 2 million.

For the year ended December 31, 2006, the net sales of the acquired businesses from the date of the acquisition amounted to EUR 6 million and their net loss amounted to EUR 2 million. Had the acquisitions occurred on January 1, 2006, Metso's net sales would have increased by EUR 15 million and net income would have decreased by EUR 8 million.

In August 2005, Metso acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The acquisition price was EUR 14 million. Texas Shredder is included in Metso Minerals' figures from the beginning of September, 2005.

In 2005, Metso also made some minor acquisitions in Spain to strengthen its aftermarket and maintenance services within pulp and paper industry. The acquired businesses are included in Metso Paper's figures from the date of their acquisition.

For the year ended December 31, 2005, the net sales of the businesses acquired in 2005, which have been included in Metso's consolidated financial statements, amounted to EUR 23 million and their net income was EUR 1 million. Had the acquisitions occurred on January 1, 2005, Metso's net sales for 2005 would have increased by EUR 38 million and there would have been no effect on Metso's net income for 2005.

In 2004, Metso made only minor acquisitions, where the total purchase price paid was EUR 3 million.

Information on other acquisitions is as follows:

	Year ended December 31,		
EUR million	2004	2005	**2006**
Intangible assets	1	8	**4**
Property, plant and equipment	0	2	**24**
Inventories	–	6	**5**
Trade and other receivables	1	8	**0**
Other assets	0	3	**1**
Minority interests	–	(1)	**2**
Advances received	–	0	**(6)**
Deferred tax liabilities	–	(3)	**0**
Other liabilities assumed	(1)	(12)	**(8)**
Non-interest bearing net assets	1	11	**22**
Cash and cash equivalents acquired	1	2	**2**
Debt assumed	–	0	**(19)**
Purchase price	(3)	(16)	**(18)**
Costs related to acquisitions	0	0	**0**
Goodwill	1	3	**13**
Purchase price settled in cash	(3)	(16)	**(18)**
Costs related to acquisitions	0	0	**0**
Cash and cash equivalents acquired	1	2	**2**
Cash outflow on acquisitions	(2)	(14)	**(16)**

13 Discontinued operations and disposals of businesses

Metso finalized in December 2006 the divestment of Metso Powdermet AB in Sweden to Sandvik AB for EUR 13 million. Metso recorded a tax-free gain of EUR 10 million on the divestment. The gain is reported under Other operating income and expenses, net. Metso Powdermet AB was not classified as a discontinued operation since it did not constitute a separate business line within Metso.

Metso Drives, a manufacturer of paper machine drives and other industrial gears as well as wind turbine gears, was sold to the funds managed by Finnish private equity investor CapMan as of April 8, 2005. The transaction price was EUR 98 million resulting in a gain on sale of EUR 17 million. The business group was excluded from Metso Ventures and reported as a Discontinued Operation for the years 2004 and 2005 until its sale.

On December 31, 2004, the Drilling business line of Metso Minerals (Reedrill), was divested and transferred to Terex Corporation from the United States. The consideration received was EUR 29 million and the loss on sale was EUR 2 million. The business line was excluded from Metso Minerals and is reported as a Discontinued Operation for the year 2004.

On June 30, 2004, after approval of the competition authorities, Metso completed the divestiture of its Compaction and Paving business line (Dynapac), to Altor, a Nordic private equity investor. The transaction price of Dynapac was EUR 301 million, which resulted in a loss on sale of EUR 18 million. Dynapac was excluded from Metso Minerals results and is reported as Discontinued Operation for the year 2004 until its sale.

In November 2002, Metso signed a memorandum of understanding with Bobst Group SA of Switzerland concerning the divestment of the Converting business. The sale was completed on January 30, 2004. Converting business was excluded from Metso Paper and is reported as a Discontinued Operation in 2004 until its sale. Converting was sold for a price of EUR 70 million and a loss of EUR 9 million was recognized.

The business disposals were as follows:

EUR million	Year ended December 31, 2004	2005	**2006**
Cash and cash equivalents	12	3	**0**
Intangible assets	36	1	**–**
Property, plant and equipment	77	53	**0**
Goodwill	124	7	**–**
Other assets	334	50	**7**
Minority interests	(1)	–	**–**
Liabilities sold	(152)	(33)	**(4)**
Net assets of disposed businesses	430	81	**3**
Gain (loss) on disposal	(29)	17	**10**
Total consideration	401	98	**13**
Consideration received in cash	401	98	**13**
Cash and cash equivalents disposed of	(12)	(3)	**0**
Cash inflow on disposals	389	95	**13**

Income statement for discontinued operations (no operations were classified as discontinued in 2006):

EUR million	Year ended December 31, 2004	2005	**2006**
Net sales	397	26	**–**
Expenses	(368)	(26)	**–**
Profit before tax	29	0	**–**
Income taxes	(4)	0	**–**
Profit after tax	25	0	**–**
Gain (loss) on the disposal of the disposal group before tax	(29)	17	**–**
Taxes	(10)	0	**–**
Gain (loss) on the disposal of the disposal group after tax	(39)	17	**–**
Profit (loss) on discontinued operations, net of taxes	(14)	17	**–**

Cash flows provided by (used in) discontinued operations (no operations were classified as discontinued in 2006):

EUR million	Year ended December 31, 2004	2005	**2006**
Cash flows provided by (used in) operating activities	5	2	**–**
Cash flows provided by (used in) investing activities	2	0	**–**
Cash flows provided by (used in) financing activities	(23)	(2)	**–**
Cash flows provided by (used in) discontinued operations	(16)	0	**–**

14 Earnings per share

Earnings per share are calculated as follows:

Basic

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding own shares.

EUR million (except for per share amounts)	2004	Year ended December 31, 2005	2006
Profit (loss) attributable to equity shareholders, continuing operations	157	219	**409**
Profit (loss) attributable to equity shareholders, discontinued operations	(14)	17	**-**
Profit (loss) attributable to equity shareholders, continuing and discontinued operations	143	236	**409**
Weighted average number of shares issued and outstanding (in thousands)	136,190	139,639	**141,581**
Basic earnings per share, continuing operations, EUR	1.16	1.57	**2.89**
Basic earnings per share, discontinued operations, EUR	(0.11)	0.12	**–**
Basic earnings per share, continuing and discontinued operations, EUR	1.05	1.69	**2.89**

Diluted

The diluted earnings per share have been computed by applying the "treasury stock" method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of warrants and options, if that occurs later during the period, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

EUR million (except for per share amounts)	2004	Year ended December 31, 2005	2006
Profit (loss) attributable to equity shareholders, continuing operations	157	219	**409**
Profit (loss) attributable to equity shareholders, discontinued operations	(14)	17	**–**
Profit (loss) attributable to equity shareholders, continuing and discontinued operations	143	236	**409**
Weighted average number of shares issued and outstanding (in thousands)	136,190	139,639	**141,581**
Adjustment for share options (in thousands)	2	26	**19**
Weighted average number of diluted shares issued and outstanding (in thousands)	136,192	139,665	**141,600**
Diluted earnings per share, continuing operations, EUR	1.16	1.57	**2.89**
Diluted earnings per share, discontinued operations, EUR	(0.11)	0.12	**-**
Diluted earnings per share, continuing and discontinued operations, EUR	1.05	1.69	**2.89**

15 Intangible assets and property, plant and equipment

EUR million	Goodwill	Patents and licences	Capitalized software	Other intangible assets	Intangible assets total
2005					
Acquisition cost at beginning of year	491	73	33	74	671
Translation differences	10	0	0	1	11
Business acquisitions	4	–	0	7	11
Disposals of businesses	(7)	0	0	(3)	(10)
Capital expenditure	0	4	5	7	16
Reclassifications [1]	0	8	3	(6)	5
Decreases	0	(5)	(4)	(8)	(17)
Acquisition cost at end of year	498	80	37	72	687
Accumulated depreciation and amortization at beginning of year	–	(33)	(11)	(42)	(86)
Translation differences	–	0	0	(1)	(1)
Business acquisitions	–	–	–	–	–
Disposals of businesses	–	0	0	2	2
Reclassifications	–	(3)	(1)	4	0
Decreases	–	2	2	7	11
Depreciation and amortization charges for the year	–	(6)	(5)	(5)	(16)
Accumulated depreciation at end of year	–	(40)	(15)	(35)	(90)
Net book value at end of year	498	40	22	37	597
2006					
Acquisition cost at beginning of year	498	80	37	72	687
Translation differences	(7)	0	(1)	(1)	(9)
Business acquisitions	284	4	3	163	454
Disposals of businesses	–	–	–	0	0
Capital expenditure	–	1	2	25	28
Reclassifications [1]	–	5	7	(7)	5
Decreases	(7)	(21)	0	(1)	(29)
Acquisition cost at end of year	768	69	48	251	1,136
Accumulated depreciation and amortization at beginning of year	–	(40)	(15)	(35)	(90)
Translation differences	–	0	0	1	1
Business acquisitions	–	(3)	(2)	(1)	(6)
Disposals of businesses	–	–	–	0	0
Reclassifications	–	0	0	0	0
Decreases	–	16	0	2	18
Depreciation and amortization charges for the year	–	(7)	(5)	(5)	(17)
Accumulated depreciation at end of year	–	(34)	(22)	(38)	(94)
Net book value at end of year	**768**	**35**	**26**	**213**	**1,042**

EUR million	Land and water areas	Buildings and structures	Machinery and equipment	Assets under construction	Property, plant and equipment total
2005					
Acquisition cost at beginning of year	70	506	1,286	19	1,881
Translation differences	1	13	39	0	53
Business acquisitions	0	2	1	0	3
Disposals of businesses	(1)	(22)	(77)	0	(100)
Capital expenditure	0	8	49	31	88
Reclassifications [1]	(1)	11	17	(32)	(5)
Decreases	(11)	(38)	(129)	(1)	(179)
Acquisition cost at end of year	58	480	1,186	17	1,741
Accumulated depreciation and amortization at beginning of year	–	(253)	(979)	–	(1,232)
Translation differences	–	(6)	(28)	–	(34)
Business acquisitions	–	0	(1)	–	(1)
Disposals of businesses	–	2	45	–	47
Reclassifications	–	(7)	7	–	0
Decreases	–	26	120	–	146
Depreciation and amortization charges for the year	–	(22)	(64)	–	(86)
Accumulated depreciation at end of year	–	(260)	(900)	–	(1,160)
Net book value at end of year	**58**	**220**	**286**	**17**	**581**
2006					
Acquisition cost at beginning of year	58	480	1,186	17	1,741
Translation differences	(1)	(7)	(18)	(1)	(27)
Business acquisitions	1	22	73	1	97
Disposals of businesses	–	–	0	–	0
Capital expenditure	0	6	52	43	101
Reclassifications [1]	0	6	30	(41)	(5)
Decreases	(1)	(25)	(162)	0	(188)
Acquisition cost at end of year	57	482	1,161	19	1,719
Accumulated depreciation and amortization at beginning of year	–	(260)	(900)	–	(1,160)
Translation differences	–	3	13	–	16
Business acquisitions	–	(4)	(44)	–	(48)
Disposals of businesses	–	–	0	–	0
Reclassifications	–	2	(2)	–	0
Decreases	–	19	157	–	176
Depreciation and amortization charges for the year	–	(21)	(67)	–	(88)
Accumulated depreciation at end of year	–	(261)	(843)	–	(1,104)
Net book value at end of year	**57**	**221**	**318**	**19**	**615**

[1] Includes reclassifications between intangible assets and assets under construction of EUR 5 million for the years ended December 31, 2005 and 2006, respectively.

Other intangible assets comprised EUR 16 million and EUR 15 million of assets with indefinite useful life for the years ended December 31, 2005 and 2006, respectively. They relate to Metso Minerals Business Area and consist mainly of brands recognized in connection with business acquisitions. Economic useful life could not to be determined at the time of the acquisition, and the management has assessed them to have indefinite useful lives based on their continuous competitive advantage to the business. The brands are actively used in promoting the products. They are subject to annual impairment test concurrently with the goodwill.

For information on pledged assets, see note 30.

Assets leased under financial lease arrangements are included in property, plant and equipment as follows:

EUR million	Buildings and structures	Machinery and equipment	Property, plant and equipment total
2005			
Acquisition cost at end of year	26	8	34
Accumulated depreciation at end of year	(8)	(3)	(11)
Net book value at end of year	18	5	23
2006			
Acquisition cost at end of year	27	8	35
Accumulated depreciation at end of year	(11)	(4)	(15)
Net book value at end of year	**16**	**4**	**20**

Capitalization of interest expenses

EUR million	2005	**2006**
Net capitalized interest at beginning of year	1	**1**
Amortization of capitalized interest expense	0	**0**
Net capitalized interest at end of year	1	**1**

Goodwill impairment

Metso assesses the value of the goodwill for impairment annually or more frequently, if facts and circumstances indicate the need, using fair value measurement techniques, such as the discounted cash flow methodology. The testing is performed on the cash generating unit level. In the discounted cash flow method, Metso discounts forecast performance plans to their present value.

The performance plans, which include four years of projection, are calculated in the annual strategy process and subsequently approved by Metso's management and the Board of Directors. In addition to the projection period, the discounted cash flows include an additional year, which is extrapolated from the average performance of the projection period adjusted for cyclicality of each cash generating unit. The growth rate used for the terminal value was 1.7% in 2005 and 2006. The forecast sales and production volumes are based on current structure and existing property, plant and equipment of Metso. The most significant assumptions are the market and product mix. Values assigned to key assumptions reflect past experience. Data on growth, demand and price development provided by various research institutions are utilized in establishing the assumptions for the projection period.

The discount rate is the derived weighted average cost of capital for the cash generating unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the cash generating unit's total capital and the risk associated with the cash flow and the timing of the cash flow. The discount rates vary between the cash generating units. The comparison methods and other estimation techniques are utilized to verify the reasonableness of the value derived from the discounted cash flow.

As a result of the performed annual impairment tests, no impairment losses were recognized. In the last quarter of 2006, subsequent to past under-performance, the management reviewed the outlook and strategy of Metso Panelboard, reported under Metso Ventures. The present value of the cash flows based on the reviewed performance plans indicated an impairment risk in the carrying value of the goodwill and an impairment loss of EUR 7 million was recognized.

A summary of changes in Metso's goodwill by Business Area is as follows:

EUR million	Derived weighted average cost of capital applied	Balance at beginning of year	Translation difference and other changes	Impairment loss	Balance at end of year
2005					
Metso Paper	9.4% – 11.7%	73	9	–	82
Metso Minerals	11.7% – 12.1%	385	4	–	389
Metso Automation	14.9% – 15.1%	19	1	–	20
Metso Ventures	10.5% – 11.5%	7	0	–	7
Discontinued operations	–	7	(7)	–	–
Total	9.4% – 15.1%	491	7	–	498

EUR million	Derived weighted average cost of capital applied	Balance at beginning of year	Translation difference and other changes	Impairment loss	Balance at end of year
2006					
Metso Paper [1]	12.2% – 12.5%	82	274	–	356
Metso Minerals	12.1% – 12.3%	389	3	–	392
Metso Automation	14.9% – 15.0%	20	0	–	20
Metso Ventures	11.1% – 12.3%	7	–	(7)	0
Discontinued operations	–	–	–	–	–
Total	**11.1% – 15.0%**	**498**	**277**	**(7)**	**768**

[1] The acquisition of Aker Kvaerner's Pulping and Power businesses increased goodwill by EUR 271 million in Metso Paper. For more information on acquisitions, see note 12.

16 Investments in associated companies

EUR million	2005	**2006**
Investments in associated companies and joint ventures		
Acquisition cost at beginning of year	7	**9**
Translation differences	0	**0**
Increases	2	**0**
Disposals and other decreases	0	**(3)**
Acquisition cost at end of year	9	**6**
Equity adjustments in investments in associated companies and joint ventures		
Equity adjustments at beginning of year	10	**11**
Share of results	1	**1**
Translation differences	1	**(2)**
Dividend income	(1)	**(2)**
Disposals and other changes	–	**5**
Equity adjustments at end of year	11	**13**
Book value of investments in associated companies and joint ventures at end of year	20	**19**

	As at December 31, 2005		**2006**	
EUR million	Ownership	Book value	**Ownership**	**Book value**
Allimand S.A.	35.8%	5	**35.8%**	**5**
Valmet-Xian Paper Machinery Co. Ltd.	48.3%	8	**48.3%**	**7**
Shanghai Neles-Jamesbury Valve Co. Ltd	50.0%	4	**50.0%**	**4**
Avantone Oy	48.2%	1	**48.2%**	**0**
Others		2		**3**
Total investments in associated companies and joint ventures		20		**19**

Shanghai Neles-Jamesbury Valve Co. Ltd is classified as joint venture because Metso has, together with the other shareholder, joint power to govern the company.

The amounts representing Metso's share of the assets and liabilities, net sales and results of the associated companies and joint ventures, which have been accounted for using the equity method are presented below:

EUR million	Year ended December 31, 2004	2005	**2006**
Assets	44	48	**50**
Liabilities	27	28	**31**
Net sales	41	42	**40**
Profit (loss)	4	1	**1**

Related party transactions

The following transactions were carried out with associated companies and joint ventures and the following balances have arisen from such transactions:

EUR million	Year ended December 31, 2004	2005	**2006**
Net sales	1	1	**1**
Purchases	8	16	**19**
Receivables	1	1	**1**
Payables	1	2	**1**

17 Available-for-sale equity investments

	As at December 31,					
	2005			**2006**		
EUR million (except for number of shares)	Number of shares	Ownership	Book value	**Number of shares**	**Ownership**	**Book value**
Tamfelt Corporation	726,300	2.6%	6	**726,300**	**2.6%**	**8**
Other shares and securities			6			**7**
Total available-for-sale equity investments			12			**15**

The available-for-sale equity investments have changed as follows:

EUR million	2005	**2006**
Book value as at January 1	12	**12**
Additions	1	**2**
Changes in fair values	2	**2**
Disposals	(3)	**(1)**
Other changes	–	**–**
Book value as at December 31	12	**15**

18 Percentage of completion

Net sales recognized under the percentage of completion method amounted to EUR 1,264 million, or 30 percent of net sales, in 2005 and EUR 1,450 million, or 29 percent of net sales, in 2006. The percentage was highest in the Metso Paper Business Area, where it accounted for 53 percent in 2005 and 51 percent in 2006.

Information on balance sheet items of uncompleted projects at December 31, 2005 and 2006 is as follows:

EUR million	Cost and earnings of uncompleted projects	Billings of projects	Net
2005			
Projects where cost and earnings exceed billings	610	437	173
Projects where billings exceed cost and earnings	306	452	146
2006			
Projects where cost and earnings exceed billings	**1,296**	**1,012**	**284**
Projects where billings exceed cost and earnings	**697**	**919**	**222**

19 Inventory

EUR million	As at December 31, 2005	2006
Materials and supplies	190	**254**
Work in process	420	**518**
Finished products	278	**340**
Total inventory	888	**1,112**

The cost of inventories recognized as expense was EUR 3,050 million and EUR 3,598 million for the years ended December 31, 2005 and 2006, respectively.

Information on changes in the allowance for inventory obsolescence is presented in note 25.

20 Interest bearing and non-interest bearing receivables

	As at December 31,					
	2005			**2006**		
EUR million	Non-current	Current	Total	**Non-current**	**Current**	**Total**
Interest bearing receivables						
Loan receivables [1]	5	2	7	**5**	**2**	**7**
Available-for-sale financial assets	34	135	169	**5**	**10**	**15**
Trade receivables [1]	0	–	0	**1**	**–**	**1**
Total	39	137	176	**11**	**12**	**23**
Non-interest bearing receivables						
Loan receivables [1]	2	1	3	**1**	**1**	**2**
Trade receivables [1]	27	764	791	**12**	**967**	**979**
Prepaid expenses and accrued income	–	68	68	**–**	**93**	**93**
Other receivables	10	85	95	**20**	**157**	**177**
Total	39	918	957	**33**	**1,218**	**1,251**

[1] For the year ended December 31, 2006, EUR 10 million was expensed to reduce the book value of loan and trade receivables. For additional information on changes in the allowance for doubtful notes and receivables, see also note 25.

Metso actively manages its cash by investing in financial instruments with varying maturities. Instruments, such as commercial papers, exceeding maturity of three months are classified under Available-for-sale financial assets.

21 Cash and cash equivalents

EUR million	As at December 31, 2005	2006
Bank and cash	120	**222**
Commercial papers and other investments	203	**131**
Total cash and cash equivalents	323	**353**

22 Equity

Metso Corporation's fully paid share capital entered in the trade register was EUR 240,812,843.80 and EUR 240,923,343.80 as at December 31, 2005 and 2006, respectively. According to Metso's Articles of Association, the minimum share capital is EUR 170 million and the maximum share capital EUR 680 million. Each share has a nominal value of EUR 1.70, unchanged from the previous year.

Share amounts

	2005	2006
Number of outstanding shares, January 1	136,189,704	**141,593,773**
Share options exercised	5,404,069	**65,000**
Redemption of own shares by a partnership (MEO1V Incentive Ky)	-	**(300,000)**
Number of outstanding shares, December 31	141,593,773	**141,358,773**
Treasury shares held by the parent company	60,841	**60,841**
Shares administered by a partnership (MEO1V Incentive Ky)	-	**300,000**
Total number of shares, December 31	141,654,614	**141,719,614**

In 2005 the number of shares subscribed with year 2000 and 2001 stock options was 4,538,869 and 865,200, respectively. The subscription price was EUR 13.25 per share. As a result of the share subscriptions, the share capital of Metso Corporation increased by EUR 9,186,917.30. In 2006, a total of 65,000 shares were subscribed with 2003A stock options. The subscription price was EUR 8.70 per share. As a result of these share subscriptions, Metso's share capital increased by EUR 110,500.

As at December 31, 2006, the number of shares included 60,841 treasury shares held by the parent company and 300,000 shares held by a separate partnership company. The Board of Directors have decided to outsource the administration of the share ownership plan to this partnership (MEO1V Incentive Ky) included in Metso's consolidated financial statements. The acquisition price of own shares acquired in 1999 and 2006 was EUR 654,813 and EUR 11,006,389, respectively. The acquisition price of own shares is recognized in the treasury stock.

Metso Corporation's Board of Directors proposes to the Annual General Meeting on April 3, 2007 that a dividend of EUR 1.50 per share be distributed for the year ended December 31, 2006. These financial statements do not reflect this dividend payable of EUR 212 million. The 300,000 shares held by MEO1V Incentive Ky are also entitled to dividend.

Fair value and other reserves

Hedge reserve includes the fair value movements of derivative financial instruments used in cash flow hedging.

Fair value reserve includes the change in fair values of assets classified as available-for-sale. Share options and shares granted are presented in fair value reserve.

Legal reserve consists of restricted equity, which has been transferred from distributable funds under the Articles of Association, local company act or by a decision of the shareholders.

Other reserves consist of a distributable fund held by the Parent Company.

Changes in fair value and other reserves:

EUR million	Treasury stock	Hedge reserve	Fair value reserve	Legal reserve	Other reserves	Total
Balance as at January 1, 2004	**1**	**–**	**–**	**228**	**202**	**431**
Change	–	–	–	–	–	–
Balance as at December 31, 2004	**1**	**–**	**–**	**228**	**202**	**431**
Effects of adopting IAS 32						
Own shares	(2)	–	–	–	–	(2)
Effects of adopting IAS 39						
Cash flow hedges, net of taxes	–	4	–	–	–	4
Available-for-sale equity investments, net of taxes	–	–	2	–	–	2
Share options granted	–	–	0	–	–	0
Balance as at January 1, 2005	**(1)**	**4**	**2**	**228**	**202**	**435**
Cash flow hedges						
Fair value gains, net of taxes	–	(4)	–	–	–	(4)
Transferred to profit and loss, net of taxes	–	(7)	–	–	–	(7)
Available-for-sale equity investments						
Fair value gains, net of taxes	–	–	2	–	–	2
Transferred to profit and loss, net of taxes	–	–	(2)	–	–	(2)
Share options granted	–	–	0	–	–	0
Balance as at December 31, 2005	**(1)**	**(7)**	**2**	**228**	**202**	**424**
Cash flow hedges						
Fair value gains, net of taxes	–	24	–	–	–	24
Transferred to profit and loss, net of taxes	–	(8)	–	–	–	(8)
Available-for-sale equity investments						
Fair value gains, net of taxes	–	–	2	–	–	2
Transferred to profit and loss, net of taxes	–	–	(1)	–	–	(1)
Redemption of own shares	(11)	–	–	–	–	(11)
Share options and shares granted	–	–	1	–	–	1
Other	–	–	–	1	–	1
Balance as at December 31, 2006	**(12)**	**9**	**4**	**229**	**202**	**432**

Foreign currency translation included in the shareholders' equity:

EUR million	2005	**2006**
Cumulative translation adjustment as at January 1	(48)	**(9)**
Change in foreign currency translation	60	**(59)**
Hedging of net investment denominated in foreign currency	(30)	**28**
Tax effect	9	**(6)**
Transfer of translation differences	–	**1**
Cumulative translation adjustment as at December 31	(9)	**(45)**

23 Share-based payments

In 2006 Metso had one share ownership plan and one options program. The share-based payment expense amounted to EUR 0.2 million, EUR 0.2 million and EUR 4.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Share ownership plan

As part of the remuneration and commitment program of the management, the Board of Directors decided in December 2005 upon a share ownership plan covering a maximum of 360,000 treasury shares to be granted during 2006–2008 strategy period. The shares granted during 2006 will include a maximum of 94,985 Metso treasury shares subject to a cap price of EUR 38. It limits the maximum number of shares, which can be awarded, to the number of shares granted multiplied by the cap price and divided by the prevailing share price should latter exceed EUR 38. If share price exceeds EUR 38, the number of shares awarded shall be reduced on pro rata basis. The final number of shares distributed will be based on the average share price during the first two full weeks of March 2007. The earning criteria is set each year separately, for the plan in 2006, the main earnings triggers are the operating profit targets and four years of service subsequent to grant date. The incentives consist of both shares and cash, the latter to cover income taxes and tax-related payments of the beneficiaries.

The compensation expense for the shares, which is accounted for as equity-settled, is recognized as an employee benefit expense with corresponding entry in equity. The cost of the equity-settled portion, which will be evenly recognized during the required service period, is based on the market value of Metso treasury shares on the grant date in February 2006. The average share price for the grant date was EUR 29.23. The compensation expense for the cash is accounted as a cash-settled plan and is recognized as an employee benefit expense with a corresponding entry in short-term liabilities as the cash portion will be settled in the end of March 2007 once the shares have been awarded. The cash settled portion of the plan is fair valued at each balance sheet date based on the prevailing share price. The management makes an assessment at each balance sheet date of the probability for the conditions to vest. At the year ended December 31, 2006, the compensation expense for the shares amounted to EUR 1 million and the compensation expense for the cash EUR 4 million.

2003 options program

As at December 31, 2006, Metso had one options program: the 2003 options program. The remaining options give the right to subscribe for a maximum of 235,000 new shares. In 2004, 100,000 year 2003A options were granted to President and CEO Jorma Eloranta. In 2006 he sold 50,000 options and subscribed Metso shares with 15,000 options. 2003A options have been listed on the main list of the Helsinki Stock Exchange since May 2, 2006. Metso's Board of Directors has reserved for potential further use 100,000 year 2003A options and 100,000 year 2003C options.

The share subscription prices for the 2003A options are EUR 8.70, and for the 2003C options EUR 27.50. Annually paid dividends are deducted from the subscription prices. The share subscription period for the 2003A options is April 1, 2006–April 30, 2009, and for the 2003C options April 1, 2008–April 30, 2011.

Changes and average exercise prices related to the year 2003 options program are as follows:

	As at December 31,					
	2004		2005		**2006**	
	Average exercise price EUR/share	Amount of options	Average exercise price EUR/share	Amount of options	**Average exercise price EUR/share**	**Amount of options**
Beginning of year	–	–	10.45	100,000	**10.10**	**100,000**
Granted	10.65	100,000	–	–	–	–
Forfeited	–	–	–	–	–	–
Exercised	–	–	–	–	**8.70**	**(65,000)**
Expired	–	–	–	–	–	–
End of year	10.45	100,000	10.10	100,000	**8.70**	**35,000**
Exercisable at end of year		–		–		**35,000**

The fair value of 2003A options granted in 2004 was EUR 4.47 each determined using the Black-Scholes valuation model. The variables applied in the Black-Scholes model were as follows:

	2004
Share price, EUR	10.85
Exercise price, EUR	10.65
Volatility, %	39.93
Risk-free interest rate, %	3.29
Expected annual dividends, EUR	–
Expected life in years	5.17

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily historical share prices over last five years.

2001 options program

The share subscription period for 2001 options program expired on April 30, 2005. A total of 865,200 shares was subscribed through the program and the subscription price per share was EUR 13.25.

Metso has applied IFRS 2 to 30,000 options, which were granted to Jorma Eloranta on March 1, 2004. No other options under the 2001 options program were granted during 2004 or 2005.

24 Long-term debt

Long-term debt consists of the following at December 31:

	Book values		Fair values	
EUR million	2005	**2006**	2005	**2006**
Bonds	688	**526**	725	**543**
Loans from financial institutions	40	**151**	40	**151**
Pension loans	0	**0**	0	**0**
Finance lease obligations	21	**18**	21	**18**
Other long-term debt	4	**3**	4	**3**
	753	**698**	790	**715**
Less current maturities	160	**93**	160	**83**
Total	593	**605**	630	**632**

Bonds:

EUR million	Nominal interest rate Dec. 31, 2006	Effective interest rate Dec. 31, 2006	Original loan amount in currency	Outstanding book value at December 31, 2005	**2006**
1997–2007	6.88%	6.88%	USD 200	92	**83**
2001–2006	–	–	EUR 500	156	–
2004–2011	5.10%	6.50%	EUR 274	257	**259**
				505	**342**
Private placements issued under EMTN program, maturing 2009–2012		4.45–5.61%	EUR 186	183	**184**
Bonds total				688	**526**
Less current maturities				156	**83**
Bonds, long-term portion				532	**443**

Metso has a Euro Medium Term Note Program of EUR 1 billion, under which bonds and private placements in the amount of EUR 596 million were outstanding at the end of 2005. Under the EMTN program, EUR 156 million worth of bonds matured according to their terms in 2006 and the outstanding book values at year-end amounted to EUR 443 million. In addition, Metso has a USD denominated bond registered with the U.S. Securities and Exchange Commission which amounted to USD 109 million (EUR 83 million) as at December 31, 2006. At the end of 2006 the outstanding book values of public bonds were EUR 342 million and private placements EUR 184 million.

Loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is either EUR, USD or SEK denominated. The interest rates vary from 1.0% (EUR) to 6.9% (USD). The loans are payable from year 2007 to 2016.

In December 2006 Metso drew a EUR 100 million loan from the European Investment Bank (EIB) under an agreement made in 2004. The purpose of the loan is to finance research and development activities carried out within Metso. The loan has a floating interest rate, a tenure of ten years and amortization will begin in 2010.

In May 2005 Metso agreed to decrease the amount of the five-year syndicated revolving credit facility agreement signed in 2003 from EUR 450 million to EUR 300 million. In December 2006, this facility was replaced by a new EUR 500 million revolving five-year loan facility with a syndicate of 14 banks. The respective revolving facilities were undrawn at the end of 2005 and 2006. Metso had no other undrawn committed long-term facilities as of December 31, 2006.

Interest rates of the finance lease obligations vary from 4.0% to 10.0% and other long-term debt carry interest in the range of 1.0% to 6.2%.

Maturities of long-term debt as at December 31, 2006 are as follows:

EUR million	Bonds	Loans from financial institutions	Finance lease obligations	Other long-term debt	**Total**
2007	83	7	3	0	**93**
2008	–	21	3	1	**25**
2009	82	15	3	0	**100**
2010	15	14	2	0	**31**
2011	326	18	1	2	**347**
Later	20	76	6	–	**102**

25 Allowances

Allowances have changed as follows during the financial year 2006:

EUR million	Balance at beginning of year	Impact of exchange rates	Additions charged to expense	Increase from business acquisitions	Realized reserve	Deductions/ other additions	Balance at end of year
Allowance for doubtful notes and receivables	35	(2)	10	1	(6)	(3)	35
Allowance for inventory obsolescence	53	(3)	15	0	(9)	(2)	54
Total	**88**	**(5)**	**25**	1	**(15)**	**(5)**	**89**

For additional information on allowances, see also note 3.

26 Provisions

	As at December 31,					
	2005			**2006**		
EUR million	Non-current	Current	Total	**Non-current**	**Current**	**Total**
Warranty and guarantee liabilities	4	158	162	**25**	**169**	**194**
Accrued restructuring expenses [1]	15	10	25	**9**	**23**	**32**
Environmental and product liabilities	–	5	5	**–**	**6**	**6**
Other provisions	14	18	32	**19**	**15**	**34**
Total	33	191	224	**53**	**213**	**266**

[1] For additional information on significant restructuring programs, see also note 6.

The provisions, including both non-current and current ones, have changed as follows during the financial year 2006:

EUR million	Balance at beginning of year	Impact of exchange rates	Additions charged to expense	Increase from business acquisitions	Realized reserve	Reversal of reserve/ other changes	Balance at end of year
Accrued restructuring expenses [1]	25	0	5	13	(10)	(1)	32
Environmental and product liabilities	5	0	3	0	(1)	(1)	6
Total	**30**	**0**	**8**	**13**	**(11)**	**(2)**	**38**

[1] For additional information on significant restructuring programs, see also note 6.

Provisions, where the expected settlement date exceeds one year from the moment of their recognition, are discounted to their present value and adjusted in subsequent closings for the time effect.

Accrued restructuring expenses

The costs included in a provision for restructuring are those costs that are either incremental and incurred as a direct result of the formal plan approved and committed by management, or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. Provision also includes other costs incurred as a result of the plan, such as environmental liabilities and costs to transfer operations to new locations.

Accrued restructuring expenses include EUR 13 million of costs, which were recognized following the disposal of the remedy-package on which the approval for the acquisition of Pulping and Power businesses was conditional.

Environmental and product liabilities

Metso accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. The amounts of accruals are adjusted later as further information develops or circumstances change. As at December 31, 2006, environmental liabilities amounted to EUR 3 million. It included clean-up costs for soil and water contamination at various sites in the Unites States previously operated by Metso Minerals and clean-up costs for groundwater contamination at a site in Belgium previously owned by Metso Panelboard, part of Metso Ventures Business Area.

Metso is occasionally involved in product liablity claims typical for companies in comparable industries. As at December 31, 2006, product liabilities amounted to EUR 3 million.

Warranty and guarantee provisions

The provisions for warranty and guarantee liabilities have changed as follows during the financial year 2006:

EUR million	Balance at beginning of year	Impact of exchange rates	Increase for current year's deliveries	Increase for previous year's deliveries	Increase from business acquisitions	Deductions	Balance at end of year
Warranty and guarantee provisions	162	(2)	62	27	29	(84)	194

Metso issues various types of contractual product warranties under which it generally guarantees the performance levels agreed in the sales contract, the performance of products delivered during the agreed warranty period and services rendered for a certain period or term. The warranty liability is based on historical realized warranty costs for deliveries of standard products and services. The usual warranty is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For more complex contracts, including long-term projects sold by Metso Paper and Metso Minerals, the warranty reserve is calculated contract by contract and updated regularly to take into consideration any changes in the potential warranty liability.

27 Short-term debt

Other interest bearing short-term debt consists of the following at December 31:

EUR million	2005	**2006**
Loans from financial institutions	35	**43**
Domestic commercial paper financing	–	**89**
Total	35	**132**

The weighted average interest rate applicable to short-term borrowing at December 31, 2005 and 2006 was 4.8% and 4.0%, respectively.

Metso has established a short-term Euro Commercial Paper program of EUR 150 million and a domestic commercial paper program amounting to EUR 300 million. Both programs were unused as of December 31, 2005 and as of December 31, 2006 domestic commercial papers worth EUR 89 million were outstanding.

28 Trade and other payables

Trade and other payables consist of the following at December 31:

EUR million	2005	2006
Trade payables	575	**802**
Accrued interests	6	**6**
Accrued personnel costs	177	**189**
Accrued project costs	34	**73**
Short-term derivatives	39	**1**
Other	94	**167**
Total	925	**1,238**

29 Post-employment benefit obligations

The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Some of these programs are defined benefit schemes with retirement, healthcare, death, jubilee and termination income benefits. The benefits are generally a function of years of employment and salary with Metso. The schemes are mostly funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso uses December 31 as measurement date for its defined benefit arrangements. The discount rates applied are based on yields available on high quality ("AA" rated) corporate bonds. If such reference is not available, the rates are based on government bond yields as of the balance sheet date. The terms of corporate and government bonds are consistent with the currency and the estimated term of the pension obligations.

The amounts recognized as of December 31 in the balance sheet are following:

	Pension benefits, domestic		Pension benefits, foreign		Other post-employment benefits	
EUR million	2005	2006	2005	2006	2005	2006
Present value of funded obligations	11	**9**	291	**285**	–	**–**
Fair value of plan assets	(8)	**(7)**	(226)	**(239)**	–	**–**
	3	**2**	65	**46**	–	**–**
Present value of unfunded obligations	–	**–**	82	**96**	44	**41**
Unrecognized asset	–	**–**	3	**3**	–	**–**
Unrecognized actuarial gains (losses)	(2)	**(1)**	(36)	**(31)**	(4)	**(4)**
Unrecognized past service costs (credit)	2	**2**	–	**–**	–	**–**
Net liability recognized	3	**3**	114	**114**	40	**37**
Amounts in the balance sheet:						
Liabilities	3	**3**	115	**117**	40	**37**
Assets	–	**0**	(1)	**(3)**	–	**–**
Net liability recognized	3	**3**	114	**114**	40	**37**

Movements in the net liability recognized in the balance sheet are as follows:

EUR million	Pension benefits, domestic 2005	2006	Foreign pension and other post-employment benefits 2005	2006
Net liability at beginning of year	10	**3**	158	**154**
Liability for new plans covered	(1)	**–**	0	**1**
Acquisitions	–	**–**	–	**14**
Net expense recognised in the income statement	(2)	**1**	10	**12**
Contributions	(4)	**(1)**	(22)	**(23)**
Translation differences	–	**–**	8	**(7)**
Net liability at end of year	3	**3**	154	**151**

The major categories of plan assets as a percentage of total plan assets as at December 31 are as follows:

	2005	2006
Equity securities	50%	**50%**
Bonds	45%	**43%**
Other	5%	**7%**

The expected return on plan assets is set by reference to historical returns on each of the main asset classes, current market indictors such as long term bond yields and the expected long term strategic asset allocation of each plan.

The amounts recognized in the income statement were as follows:

	Year ended December 31,								
	Pension benefits, domestic			Pension benefits, foreign			Other post-employment benefits		
EUR million	2004	2005	**2006**	2004	2005	**2006**	2004	2005	**2006**
Service cost	9	2	**1**	5	5	**5**	1	1	**1**
Interest cost	5	1	**0**	17	18	**18**	2	2	**3**
Expected return on plan assets	0	(1)	**0**	(13)	(15)	**(15)**	–	–	**–**
Amortization – Past service costs	(7)	(1)	**0**	0	0	**0**	–	–	**–**
Net actuarial (gain) loss recognized in year	(1)	–	**0**	2	0	**0**	0	0	**0**
Immediate recognition due to asset ceiling	–	–	**–**	–	1	**0**	–	–	**–**
(Gains) losses on immediate settlements	(81)	(3)	**0**	(11)	(2)	**0**	–	–	**–**
Expense (income) recognized in income statement	(75)	(2)	**1**	0	7	**8**	3	3	**4**
Actual return (loss) on plan assets	1	(2)	**0**	16	20	**23**	–	–	**–**

The changes in the value of the defined benefit obligation are as follows:

	Pension benefits, domestic		Pension benefits, foreign		Other post-employment benefits	
EUR million	2005	**2006**	2005	**2006**	2005	**2006**
Defined benefit obligation at beginning of year	19	**11**	301	**373**	34	**44**
Service cost	2	**1**	5	**5**	1	**1**
Interest cost	1	**0**	18	**18**	2	**3**
Actuarial (gains) losses	(1)	**0**	30	**4**	5	**0**
Losses (gains) on curtailment	(3)	**0**	(2)	**0**	–	**–**
Plan participant contributions	–	**–**	1	**1**	0	**0**
Past service cost	(3)	**0**	0	**0**	–	**–**
Acquisitions	–	**–**	–	**15**	–	**–**
Increase in coverage	–	**–**	7	**1**	–	**0**
Settlements	0	**(3)**	0	**–**	–	**–**
Translation differences	–	**–**	30	**(19)**	5	**(4)**
Benefits paid	(4)	**–**	(17)	**(17)**	(3)	**(3)**
Defined benefit obligation at end of year	11	**9**	373	**381**	44	**41**

The changes in the fair value of the plan assets during the year are as follows:

	Pension benefits, domestic		Foreign pension and other post-employment benefits	
EUR million	2005	**2006**	2005	**2006**
Fair value of assets at beginning of year	10	**8**	171	**226**
Adjustments for new plans covered	–	**–**	7	**2**
Settlements	–	**(2)**	–	**–**
Acquisitions	–	**–**	–	**1**
Actual return on plan assets	(2)	**0**	20	**23**
Plan participant contributions	–	**–**	1	**1**
Employer contributions	4	**1**	22	**23**
Benefits paid	(4)	**–**	(20)	**(20)**
Translation differences	–	**–**	25	**(17)**
Fair value of assets at end of year	8	**7**	226	**239**

Summarized information on pension liabilities, plan assets for the three periods is as follows:

EUR million	2004	2005	**2006**
Present value of defined benefit obligations at December 31	354	428	**431**
Fair value of plan assets at December 31	181	234	**246**
Unrecognized asset	2	3	**3**
Unrecognized actuarial gains (losses)	(8)	(42)	**(36)**
Unrecognized past service costs	1	2	**2**

The principal actuarial assumptions at December 31 (expressed as weighted averages):

	Domestic		Foreign	
	2005	**2006**	2005	**2006**
Benefit obligation: discount rate	4.50%	**4.50%**	5.05%	**5.28%**
Benefit obligation: rate of compensation increase	3.77%	**3.70%**	3.39%	**3.65%**
Benefit obligation: rate of pension increase	2.10%	**2.10%**	0.89%	**1.08%**
Expense in income statement: discount rate	5.00%	**4.50%**	5.74%	**5.34%**
Expense in income statement: rate of compensation increase	3.07%	**3.77%**	3.68%	**3.66%**
Expense in income statement: expected return on plan assets	5.40%	**5.40%**	7.64%	**7.81%**
Expense in income statement: rate of pension increase	2.30%	**2.10%**	0.91%	**0.89%**

The expected contributions in 2007 shall amount to EUR 1 million to domestic plans and EUR 25 million to foreign plans.

The life expectancy of the participants is based on regularly updated mortality tables, which reflect the life expectancy of the local population. The mortality tables used for the major defined benefit plans are following:

Finland	Gompertz' model with Finnish TEL parameters
Germany	Heubeck RT 2005 G
United Kingdom	PXA92 year of birth
Canada	UP94 projected to 2010/2015
United States of America	RP2000 projected to 2015

An increase of one percentage point in the assumed health care cost trend would increase the accumulated post-employment benefit obligation by EUR 3 million at December 31, 2006. It would increase the sum of the service and interest cost by EUR 0.2 million for 2006. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated post-employment benefit obligation by EUR 2 million at December 31, 2006. It would decrease the sum of the service and interest cost by EUR 0.1 million for 2006. The health care cost trend during the next five years is expected to fall from 10% to 5% by one percentage point per annum.

30 Mortgages and contingent liabilities

Mortgages and contingent liabilities consist of the following at December 31:

EUR million	2005	**2006**
On own behalf		
Mortgages	5	**16**
Pledged assets	0	**0**
On behalf of associated companies		
Guarantees	–	**–**
On behalf of others		
Guarantees	5	**6**
Other commitments		
Repurchase commitments	6	**5**
Other contingencies	6	**5**
Total	22	**32**

The mortgages given as security for own commitments relate to industrial real estate and other company assets. The mortgage amount on corporate debt has been calculated as the amount of corresponding loans. The nominal value of the mortgages at December 31, 2006 was EUR 2 million higher than the amount of the corresponding loans.

The repurchase commitments represent engagements whereby Metso guarantees specified trade-in values for products sold to customers and third parties. The amounts in the above schedule comprise the agreed value in full of each repurchase commitment.

Metso Corporation has guaranteed obligations arising in the ordinary course of business of many of its subsidiaries up to a maximum of EUR 569 million and EUR 1,100 million as of December 31, 2005 and 2006, respectively.

31 Lease contracts

Metso leases offices, manufacturing and warehouse space under various noncancellable leases. Certain contracts contain renewal options for various periods of time.

Minimum annual rentals for leases in effect at December 31 are shown in the table below:

	Operating leases		Finance leases	
EUR million	2005	**2006**	2005	**2006**
Less than 1 year	37	**46**	4	**4**
1–2 years	28	**35**	4	**4**
2–3 years	19	**27**	4	**3**
3–4 years	14	**21**	3	**2**
4–5 years	12	**13**	3	**2**
Over 5 years	15	**24**	8	**7**
Total minimum lease payments	125	**166**	26	**22**
Future financial expenses			(5)	**(4)**
Total net present value of finance leases			21	**18**

Net present value of annual rentals for finance leases in effect at December 31 are shown in the table below:

EUR million	2005	**2006**
Less than 1 year	3	**3**
1–2 years	3	**3**
2–3 years	3	**3**
3–4 years	3	**2**
4–5 years	2	**1**
Over 5 years	7	**6**
Total net present value of finance leases	21	**18**

Total rental expenses amounted to EUR 42 million, EUR 30 million and EUR 34 million in the years ended December 31, 2004, 2005 and 2006, respectively.

Annual repayments of principal are presented in the maturities of long-term debt, see note 24.

Future lease payments for empty premises

Due to reorganization of production and sales activities, Metso has, from time to time, empty leased premises with non-cancellable rental engagements. A cost reserve for the remaining lease period is made when it is probable that economically realistic sub-lease or early termination arrangements cannot be negotiated. The cost accrual is based on discounted future lease payments. Metso has recognized an accrual for duplicate lease costs, and the remaining reserve amounted to EUR 3 million as of December 31, 2005 and 2006.

32 Derivative financial instruments

Notional amounts and fair values of derivative financial instruments as at December 31 were as follows:

	2005			
EUR million	Notional amount	Fair value, assets	Fair value, liabilities	Fair value, net
Forward exchange contracts	1,159	7	39	(32)
Cross-currency swaps	2	0	0	0
Currency swaps	1	0	0	0
Interest rate swaps	183	0	4	(4)
Interest rate futures contracts	20	0	0	0
Option agreements				
Bought	29	0	0	0
Sold	55	0	0	0
Electricity forward contracts [1]	354	2	0	2
Total		9	43	(34)

	2006			
EUR million	**Notional amount**	**Fair value, assets**	**Fair value, liabilities**	**Fair value, net**
Forward exchange contracts	**1,357**	**17**	**1**	**16**
Cross-currency swaps	**1**	**0**	**–**	**0**
Currency swaps	**1**	**–**	**0**	**0**
Interest rate swaps	**143**	**1**	**1**	**0**
Interest rate futures contracts	**–**	**–**	**–**	**–**
Option agreements				
Bought	**7**	**0**	**0**	**0**
Sold	**6**	**0**	**0**	**0**
Electricity forward contracts [1]	**475**	**1**	**0**	**1**
Total		**19**	**2**	**17**

[1] Notional amount GWh

The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.

Derivative financial instruments recognized in balance sheet as at December 31 are presented below:

EUR million	2005 Assets	2005 Liabilities	**2006 Assets**	**2006 Liabilities**
Interest rate swaps – cash flow hedges	–	4	**1**	**–**
Interest rate swaps – fair value hedges	–	–	**–**	**–**
Interest rate swaps – non-qualifying hedges	–	–	**–**	**1**
	–	4	**1**	**1**
Forward exchange contracts – cash flow hedges	2	21	**9**	**0**
Forward exchange contracts – net investment hedges	1	11	**10**	**1**
Forward exchange contracts – non-qualifying hedges	4	7	**1**	**3**
	7	39	**20**	**4**
Currency swaps – non-qualifying hedges	–	–	**–**	**–**
Electricity forward contracts – non-qualifying hedges	2	–	**1**	**0**
Options – non-qualifying hedges	–	–	**–**	**–**
Total derivatives	9	43	**22**	**5**

In the years ended December 31, 2005 and 2006, respectively, there was no ineffectiveness related to the cash flow hedges, which would have resulted in an immediate recognition of an ineffective portion in the income statement.

As at December 31, 2006, the fixed interest rates of swaps varied from 4.8% to 6.1%. The main floating rates were Euribor and Libor.

As at December 31, 2006, the maturities of financial derivatives are the following (expressed as notional amounts):

EUR million	2007	2008	2009	2010	2011 and after
Forward exchange contracts	1,261	89	7	–	–
Cross-currency swaps	1	–	–	–	–
Currency swaps	–	1	–	–	–
Interest rate swaps	–	–	45	15	83
Interest rate futures contracts	–	–	–	–	–
Option agreements	1	–	–	–	–
Electricity forward contracts [1]	255	159	61	–	–

[1] Notional amount GWh

33 The adoption of IAS 32 and IAS 39

Metso adopted IAS 32 and IAS 39 prospectively as of January 1, 2005. The effects of the adoption to the balance sheet are shown below:

Assets

EUR million	Dec 31, 2004	Effect of adoption of IAS 32 and IAS 39	**Jan 1, 2005**
Non-current assets			
Intangible assets	585	–	**585**
Property, plant and equipment	649	–	**649**
Financial assets	239	(19)	**220**
Total non-current assets	1,473	(19)	**1,454**
Current assets			
Inventories	692	–	**692**
Receivables	1,033	13	**1,046**
Cash and cash equivalents	372	–	**372**
Total current assets	2,097	13	**2,110**
Assets held for sale	–	–	**–**
Total assets	3,570	(6)	**3,564**

Shareholders' equity and liabilities

EUR million	Dec 31, 2004	Effect of adoption of IAS 32 and IAS 39	**Jan 1, 2005**
Equity			
Share capital	232	–	**232**
Other shareholders' equity	758	7	**765**
Minority interests	5	–	**5**
Total equity	995	7	**1,002**
Liabilities			
Non-current liabilities	1,109	(22)	**1,087**
Current liabilities	1,466	9	**1,475**
Liabilities held for sale	–	–	**–**
Total liabilities	2,575	(13)	**2,562**
Total shareholders' equity and liabilities	3,570	(6)	**3,564**

Financial assets, -liabilities and derivative financial instruments that are used to hedge foreign currency, commodity prices and interest rate risks have been classified, measured and recorded in accordance with IAS 39 in the opening balance sheet as of January 1, 2005. As a result of the application of IAS 39, the shareholders' equity increased by EUR 7 million, net of taxes, due to recognition of derivative financial instruments at fair value.

In 2004, Metso entered into several transactions with existing lenders to exchange EUR 344 million under its EUR 1 billion Euro Medium Term Note Program for new bonds with lower interest rate and a longer term. As at December 31, 2004 Metso had capitalized EUR 24 million of costs related to these transactions, of which non-current EUR 23 million and current EUR 1 million. In accordance with IAS 39 and IAS 32, part of these exchanges were considered as extinguishment of the original debt resulting in EUR 1 million reduction of unamortized transaction costs expensed directly through equity as of January 1, 2005. Under IFRS, interest bearing liabilities are initially recognized as proceeds received, net of transaction costs incurred. In subsequent periods, they are measured at amortized cost using the effective yield method. Transaction costs and all other premiums or discounts included in the effective interest rate calculation are amortized over the life of the bond.

Shares, classified as equity investments available-for-sale, were fair valued to the balance sheet as of January 1, 2005. Consequently, the value of listed shares increased by EUR 2 million.

Treasury stock of EUR 1 million held by Metso was deducted from the assets and shareholders' equity as of January 1, 2005.

34 Principal subsidiaries

The following is a list of Metso's principal subsidiaries ranked by external net sales. These companies accounted for 88 percent and 90 percent of total external net sales for the years ended December 31, 2005 and 2006, respectively.

		% of external net sales	Production	Sales	Research and development
Metso Paper Oy	Finland	15.9	×	×	×
Metso Minerals Industries Inc.	USA	8.1	×	×	
Metso Brazil Indústria e Comércio Ltda	Brazil	6.3	×	×	×
Metso Paper USA Inc.	USA	5.5	×	×	×
Metso Minerals (Australia) Ltd	Australia	3.9	×	×	
Metso Paper Sundsvall AB	Sweden	3.1	×	×	×
Metso Automation USA Inc.	USA	3.0	×	×	×
Metso Minerals (France) SA	France	2.5	×	×	×
Metso Lindemann GmbH	Germany	2.4	×	×	×
Metso Minerals (Tampere) Oy	Finland	2.4	×	×	×
Valmet Automotive Oy	Finland	2.2	×	×	×
Metso Minerals (Canada) Inc	Canada	2.2	×	×	
Metso Paper Pori Oy	Finland	2.2	×	×	×
Metso - SHI Co. Ltd.	Japan	2.0	×	×	
Metso Minerals (Johannesburg) (Pty) Ltd	South Africa	1.6	×	×	
Metso Automation Oy	Finland	1.6	×	×	×
Metso Paper Karlstad AB	Sweden	1.4	×	×	×
Metso Texas Shredder Inc.	USA	1.4	×	×	
Metso Paper Ltd	Canada	1.4	×	×	×
Metso Minerals (UK) Ltd	Great Britain	1.1	×	×	×
Metso Minerals Espana SA	Spain	1.1		×	
Metso Panelboard AB	Sweden	1.1		×	×
Metso Minerals (Chile) SA	Chile	1.0	×	×	
Metso Minerals (Mexico) SA de CV	Mexico	0.9	×	×	
Metso Minerals (Norway) A/S	Norway	0.8	×	×	
Metso Paper Valkeakoski Oy	Finland	0.8	×	×	×
Metso Minerals (Germany) GmbH	Germany	0.8		×	
Metso Minerals (Austria) GmbH	Austria	0.7		×	
Metso Minerals (Kiruna) AB	Sweden	0.7		×	
Metso Automation Pte Ltd	Singapore	0.7		×	
Metso Minerals (India) Private Ltd	India	0.7	×	×	
Metso Endress+Hauser Oy	Finland	0.7		×	
Metso Paper GmbH	Germany	0.6	×	×	
Metso Minerals (Sweden) AB	Sweden	0.6	×	×	
Metso Automation GmbH	Germany	0.6	×	×	
Metso Panelboard Oy	Finland	0.6		×	×
Metso Minerals Systems AB	Sweden	0.6	×	×	
Metso Automation S.A.S.	France	0.5	×	×	
Metso Paper (China) Co. Ltd	China	0.5	×	×	
Metso Minerals (Sala) AB	Sweden	0.5	×	×	×
Metso Minerals (Singapore) Pte Ltd	Singapore	0.5	×	×	
Metso Paper Como S.p.A.	Italy	0.5		×	
Metso Foundries Jyväskylä Oy	Finland	0.5	×	×	
Metso Minerals (Italy) SpA	Italy	0.5		×	
Metso Paper (Thailand) Co. Ltd	Thailand	0.4	×	×	
Metso Minerals (Belux) SA	Belgium	0.4	×	×	
Metso Minerals Japan Co. Ltd	Japan	0.4		×	
Metso Minerals Peru SA	Peru	0.4	×	×	
Metso Minerals (Hong Kong) Ltd	China	0.4		×	
Metso Automation do Brasil Ltda	Brazil	0.4	×	×	
Metso Automation KK	Japan	0.4		×	
Metso Automation Max Controls Inc.	USA	0.4	×	×	×
Metso Minerals (Finland) Oy	Finland	0.3	×	×	

35 Business Area and geographic information

Corporate structure

Metso is a supplier of process industry machinery and systems, as well as know-how and aftermarket services. Metso's Business Areas are global in scope with operations in over 50 countries. The principal production plants are located in Finland, Sweden, France, Germany, the United Kingdom, Canada, the United States, China, India, South Africa and Brazil.

Up to the end of 2006 the operations were organized into the following four Business Areas:

Metso Paper designs, develops and delivers pulp and paper machinery and equipment and complete production lines for the pulp and paper industry. Metso Paper also has substantial aftermarket operations. Metso Paper operated under five Business Lines in 2006: Fiber, Paper and Board, Finishing, Tissue and Service.

Metso acquired Aker Kvaerner's Pulping and Power businesses as of December 29, 2006 and they were consolidated into Metso Paper Business Area. The balance sheet of Pulping and Power operations is included in Metso Paper as of December 31, 2006. The acquisition had no effect on the 2006 income statement.

Metso Minerals designs, develops and manufactures equipment and total solutions, as well as aftermarket solutions for rock and minerals processing industries. Up to the end of the year 2006, its operations were managed through four Business Lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying as well as Recycling.

Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries through its two Business Lines: Process Automation Systems and Flow Control.

Metso Ventures comprised Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Foundries manufacture castings for various engineering industry needs. Metso Powdermet develops machine parts based on powder metallurgy and other corresponding manufacturing techniques and advises Metso's businesses in issues relating to materials technology. Valmet Automotive is an independent contract manufacturer of specialty cars.

Corporate Office and other is comprised of the parent company and holding companies located in the United States and in Sweden as well as financial shared service centers in Finland and in Canada.

Transfer pricing in intra-Metso transactions is primarily based on market prices. In some cases, cost-based prices are used, thereby including the margin (cost plus method).

The financial performance of the segments is measured through the ability to generate operating profit both in absolute figures and as percentage of net sales. Financial income and expenses, net, and income taxes are not divided to segments but included in the profit (loss) of Corporate Office and other. The treasury activities of Metso are coordinated and managed by the Corporate Treasury in order to utilize the cost efficiency benefits retained from pooling arrangements, financial risk management, bargaining power, cash management, and other measures. Tax planning aims at the minimization of Metso's overall tax cost and it is based on the legal structure and the utilization of holding company structure as applicable.

Segment assets comprise intangible assets, property, plant and equipment, investments in associated companies, joint ventures, available-for-sale equity investments, inventories and non-interest bearing operating assets and receivables. They exclude interest-bearing assets, including also cash and cash equivalents, income tax receivables and deferred tax assets, which are included in the assets of Corporate Office and other.

Segment liabilities comprise non-interest bearing operating liabilities and exclude income tax liabilities and deferred tax liabilities, which are included in the assets of Corporate Office and other.

Non-cash write-downs include write-offs made to the value of notes, receivables, and inventories and impairment and other write-offs recognized to reduce the value of intangible assets, property, plant and equipment and other assets.

Gross capital expenditure comprises investments in intangible assets, property, plant and equipment, associated companies, joint ventures and available-for-sale equity investments including additions through business acquisitions.

Information about Metso's reportable segments as of and for the years ended December 31, 2004, 2005 and 2006 is presented in the following tables.

EUR million	Metso Paper	Metso Minerals	Metso Automation	Metso Ventures	Corporate Office and other	Discontinued operations [4]	Eliminations	**Metso total**
2004								
External net sales	1,550	1,365	493	194	–	–	–	**3,602**
Intra-Metso net sales	9	1	42	36	–	–	(88)	**–**
Net sales	1,559	1,366	535	230	–	–	(88)	**3,602**
Other operating income and expenses, net	(20.4)	0.4	(3.8)	(1.4)	14.6	–	–	**(10.6)**
Share in profits and losses of associated companies	3.7	0.3	0.5	(0.7)	–	–	–	**3.8**
Reversal of Finnish pension liability [1]	39.8	4.9	13.7	14.6	2.3	–	–	**75.3**
Operating profit (loss)	48.0	105.2	69.6	(6.2)	(17.1)	–	–	**199.5**
% of net sales	3.1	7.7	13.0	(2.7)	–	–	–	**5.5**
Depreciation and amortization	53	26	11	11	4	10	–	**115**
Gross capital expenditure (including business acquisitions)	33	24	6	16	14	6	–	**99**
Non-cash write-downs [2]	43	15	7	1	–	–	–	**66**
Intangible assets and property, plant and equipment	403	564	62	94	50	61	–	**1,234**
Investments in associated companies	12	1	3	1	–	–	–	**17**
Available-for-sale equity investments [3]	1	–	1	–	9	–	–	**11**
Inventories and other non-interest bearing assets	703	667	203	51	33	52	–	**1,709**
Interest bearing assets	–	–	–	–	440	–	–	**440**
Deferred tax assets	–	–	–	–	159	–	–	**159**
Total assets	1,119	1,232	269	146	691	113	–	**3,570**
Non-interest bearing liabilities	796	520	134	107	33	33	–	**1,623**
Interest bearing debt	–	–	–	–	935	–	–	**935**
Deferred tax liability	–	–	–	–	16	–	–	**16**
Total liabilities	796	520	134	107	984	33	–	**2,574**
Capital employed	323	712	135	39	642	80	–	**1,931**
Orders received	1,726	1,566	570	213	–	–	(86)	**3,989**
Order backlog	946	560	176	66	–	53	(43)	**1,758**

[1] Reversal of Finnish pension liability (TEL) is included in operating profit. See note 7 for further information.
[2] Other non-cash items recorded in Metso Paper include EUR 15 million of bad debt expense related to Papiers Gaspésia and EUR 10 million related to the 2004 restructuring program.
[3] Corporate Office and other includes treasury stock of EUR 1 million.
[4] For more information on discontinued operations see note 13.

EUR million	Metso Paper	Metso Minerals	Metso Automation	Metso Ventures	Corporate Office and other	Discontinued operations[4)]	Eliminations	**Metso total**
2005								
External net sales	1,692	1,733	545	251	–	–	–	**4,221**
Intra-Metso net sales	10	2	39	33	–	–	(84)	**–**
Net sales	1,702	1,735	584	284	–	–	(84)	**4,221**
Other operating income and expenses, net	(4.6)	6.7	(0.9)	3.4	7.4	–	–	**12.0**
Share in profits and losses of associated companies	2.3	0.2	0.5	(1.7)	–	–	–	**1.3**
Reversal of Finnish pension liability	3.2	0.4	0.8	0.6	0.1	–	–	**5.1**
Operating profit (loss)	90.9	177.6	80.7	10.8	(25.0)	–	–	**335.0**
% of net sales	5.3	10.2	13.8	3.8	–	–	–	**7.9**
Depreciation and amortization	47	28	10	12	5	–	–	**102**
Gross capital expenditure (including business acquisitions)	34	55	11	15	6	–	–	**121**
Non-cash write-downs	10	5	3	0	2	–	–	**20**
Intangible assets and property, plant and equipment	379	592	66	97	44	–	–	**1,178**
Investments in associated companies	14	1	4	0	1	–	–	**20**
Available-for-sale equity investments	1	1	0	0	10	–	–	**12**
Inventories and other non-interest bearing assets	758	962	197	91	24	–	–	**2,032**
Interest bearing assets	–	–	–	–	499	–	–	**499**
Deferred tax assets	–	–	–	–	163	–	–	**163**
Total assets	1,152	1,556	267	188	741	–	–	**3,904**
Non-interest bearing liabilities	823	661	142	110	68	–	–	**1,804**
Interest bearing debt	–	–	–	–	788	–	–	**788**
Deferred tax liability	–	–	–	–	20	–	–	**20**
Total liabilities	823	661	142	110	876	–	–	**2,612**
Capital employed	329	895	125	78	653	–	–	**2,080**
Orders received	1,993	1,936	580	324	–	–	(88)	**4,745**
Order backlog	1,267	852	179	104	–	–	(52)	**2,350**

EUR million	Metso Paper	Metso Minerals	Metso Automation	Metso Ventures	Corporate Office and other	Discontinued operations [4]	Eliminations	**Metso total**
2006								
External net sales	1,934	2,172	556	293	–	–	–	**4,955**
Intra-Metso net sales	13	2	57	39	–	–	(111)	**–**
Net sales	1,947	2,174	613	332	–	–	(111)	**4,955**
Other operating income and expenses, net	(1.2)	5.9	0.3	0.4	0.4	–	–	**5.8**
Share in profits and losses of associated companies	1.6	0.1	0.8	(1.6)	–	–	–	**0.9**
Reversal of Finnish pension liability	–	–	–	–	–	–	–	**–**
Operating profit (loss)	110.2	286.0	86.7	1.7	(27.4)	–	–	**457.2**
% of net sales	5.7	13.2	14.1	0.5	–	–	–	**9.2**
Depreciation and amortization	47	30	10	14	4	–	–	**105**
Gross capital expenditure (including business acquisitions)	321	70	9	7	1	–	–	**408**
Non-cash write-downs	8	12	2	7	0	–	–	**29**
Intangible assets and property, plant and equipment	859	615	62	83	38	–	–	**1,657**
Investments in associated companies	14	1	4	0	0	–	–	**19**
Available-for-sale equity investments	1	2	1	0	11	–	–	**15**
Inventories and other non-interest bearing assets	1,156	1,164	240	90	13	–	–	**2,663**
Interest bearing assets	–	–	–	–	376	–	–	**376**
Deferred tax assets	–	–	–	–	228	–	–	**228**
Total assets	2,030	1,782	307	173	666	–	–	**4,958**
Non-interest bearing liabilities	1,413	833	158	118	75	–	–	**2,597**
Interest bearing debt	–	–	–	–	830	–	–	**830**
Deferred tax liability	–	–	–	–	57	–	–	**57**
Total liabilities	1,413	833	158	118	962	–	–	**3,484**
Capital employed	617	949	149	55	534	–	–	**2,304**
Orders received	2,139	2,630	717	332	–	–	(113)	**5,705**
Order backlog	2,165	1,254	276	96	–	–	(54)	**3,737**

Net sales to unaffiliated customers by destination:

EUR million	Finland	Other Nordic countries	Other European countries	North America	South and Central America	Asia-Pacific	Rest of the world	Elimi-nations	Metso total
2004	312	301	888	757	286	829	229	–	3,602
2005	352	484	1,064	889	485	735	212	–	4,221
2006	**341**	**283**	**1,378**	**1,012**	**685**	**991**	**265**	**–**	**4,955**

Metso's exports, including sales to unaffiliated customers and intra-group sales from Finland, by destination:

EUR million	Other Nordic countries	Other European countries	North America	South and Central America	Asia-Pacific	Rest of the world	Total
2004	210	420	141	75	526	23	1,395
2005	353	523	158	96	331	31	1,492
2006	**148**	**738**	**144**	**123**	**470**	**51**	**1,674**

Intangible assets and property, plant and equipment by location:

EUR million	Finland	Other Nordic countries	Other European countries	North America	South and Central America	Asia-Pacific	Rest of the world	Elimi-nations	Metso total
2004	429	529	36	169	22	40	9	–	1,234
2005	357	523	15	192	38	44	9	–	1,178
2006	**704**	**615**	**43**	**148**	**67**	**73**	**7**	**–**	**1,657**

Gross capital expenditure (excluding business acquisitions) by location:

EUR million	Finland	Other Nordic countries	Other European countries	North America	South and Central America	Asia-Pacific	Rest of the world	Elimi-nations	Metso total
2004	54	10	11	9	8	4	1	–	97
2005	49	9	13	15	14	5	2	–	107
2006	**65**	**9**	**15**	**15**	**17**	**8**	**2**	**–**	**131**

36 Lawsuits and claims

Several lawsuits and claims based on various grounds, including product liability suits and product liability claims in the United States as well as normal risks of legal disputes concerning deliveries, are pending against Metso in various countries. However, management does not believe that the outcome of these actions, claims and disputes will have a material adverse effect on Metso's consolidated financial statements in view of the grounds presented for the claims, provisions made, insurance coverage in force and the extent of Metso's total business activities.

Pending asbestos litigation

As of December 31, 2006, there had been a total of 536 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 188 are still pending and 348 cases have been closed. Of the closed cases, 41 were by summary judgment, 234 were dismissed, and 73 were settled. For the 73 cases settled the average compensation per case was USD 495. The outcome of the pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that the risk caused by the pending asbestos lawsuits and claims in the United States is not material in view of the extent of Metso's total business operations. Costs accrued for asbestos claims amount to less than USD 0.1 million and have been reported under Accrued expenses and deferred income.

Other claims

Metso Panelboard Oy is the defendant in arbitration proceedings being carried out in accordance with the ICC rules of arbitration in Singapore in which Metso's Chinese customer by the name of Sichuan Guodong Construction Co. Ltd. is claiming compensation on account of an alleged delay and alleged defects in the delivery of equipment for a chipboard line. The plaintiff's total claim amounts to approximately EUR 54 million, of which about EUR 43 million concern consequential damages. The delivery agreement also contains a clause excluding liability for consequential damages. Metso Panelboard has presented a counterclaim amounting to about EUR 2.8 million in order to collect the last installment according to the agreement and to pay for additional works related to the delivery. A provision of EUR 1.5 million has been established in consequence of the claim.

Subpoena from U.S. Department of Justice requiring Metso to produce documents

In November, Metso Minerals Industries, Inc., which is Metso Minerals' U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is co-operating fully with the Department of Justice. Metso has not made any provision related to this investigation in the year ended December 31, 2006.

37 New accounting standards

IFRS 7

In August 2005, IASB issued IFRS 7 'Financial Instruments: Disclosures', which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments for its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact to its financial statements.

Metso will apply the standard as well as related amendments of IAS 1 for the financial year beginning on January 1, 2007.

IFRS 8

In November 2006, IASB issued IFRS 8 'Operating Segments', which requires the company to adopt the 'management approach' to reporting on the financial performance of its operating segments. Thus, the information to be reported would be what management uses internally for evaluating segment performance. Metso is currently evaluating the effects to its financial statements.

IFRS 8 is effective for annual financial statements for periods beginning on or after January 1, 2009. Earlier adoption is permitted.

38 Events after balance sheet date

Metso's Business Areas

Metso Ventures Business Area was dismantled as of January 1, 2007. Metso Panelboard as well as Jyväskylä and Karlstad foundries were transferred to Metso Paper. The Tampere foundry and Metso Powdermet Oy were transferred to Metso Minerals Business Area. Metso Powdermet AB was sold as of December 29, 2006. Valmet Automotive is reported as a separate financial holding under Corporate Office and other.

Metso Paper is organized to seven Business Lines from the beginning of 2007: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard.

Metso Minerals' operations are from January 1, 2007 managed through three Business Lines: Construction, Mining and Recycling.

The segment information is presented according to the new organization structure in the quarterly information after the financial statements. The quarterly information has not been audited.

Financial Indicators 2002–2006

EUR million	FAS 2002	FAS 2003	IFRS 2004	IFRS 2005	**IFRS 2006**
Net sales	4,691	4,250	3,602	4,221	**4,955**
Net sales change, %	8.0	(9.4)	n/a	17.2	**17.4**
Operating profit (loss)	167	(229)	199	335	**457**
% of net sales	3.6	(5.4)	5.5	7.9	**9.2**
Profit on continuing operations before tax	n/a	n/a	140	292	**421**
% of net sales	n/a	n/a	3.9	6.9	**8.5**
Profit on continuing operations	n/a	n/a	158	220	**410**
% of net sales	n/a	n/a	4.4	5.2	**8.3**
Profit (loss)	n/a	n/a	144	237	**410**
Profit (loss) attributable to equity shareholders	65	(258)	143	236	**409**
Exports and international operations	4,320	3,724	3,302	3,879	**4,652**
% of net sales	92.1	87.6	91.7	91.9	**93.9**
Depreciation and amortization	140	132	115	102	**105**
% of net sales	3.0	3.1	3.2	2.4	**2.1**
Goodwill amortization and impairment	57	256	–	–	**7**
EBITDA	364	159	314	437	**569**
% of net sales	7.8	3.7	8.7	10.4	**11.5**
Financial income and expenses, net	74	74	59	43	**36**
% of net sales	1.6	1.7	1.6	1.0	**0.7**
Interest expenses, net	76	66	53	39	**27**
% of net sales	1.6	1.6	1.5	0.9	**0.5**
Interest cover (EBITDA)	4.9x	2.1x	5.3x	10.2x	**15.8x**
Gross capital expenditure (excl. business acquisitions)	193	128	97	107	**131**
% of net sales	4.1	3.0	2.7	2.5	**2.6**
Business acquisitions, net of cash acquired	1	2	2	14	**277**
Net capital expenditure (excl. business acquisitions and disposals)	56	80	30	58	**115**
% of net sales	1.2	1.9	0.8	1.4	**2.3**
Cash flow from operations	252	146	261	164	**442**
Free cash flow	94	32	211	106	**327**
Research and development	156	129	96	96	**109**
% of net sales	3.3	3.0	2.7	2.3	**2.2**

EUR million	FAS 2002	FAS 2003	IFRS 2004	IFRS 2005	**IFRS 2006**
Balance sheet total	4,399	3,823	3,570	3,904	**4,958**
Equity attributable to shareholders	1,379	1,024	990	1,285	**1,468**
Total equity	1,389	1,030	995	1,292	**1,474**
Interest bearing liabilities	1,353	1,269	935	788	**830**
Net interest bearing liabilities	1,118	1,109	495	289	**454**
Capital employed	2,742	2,299	1,931	2,080	**2,304**
Return on equity (ROE), %	4.8	(21.3)	15.9	20.9	**30.3**
Return on capital employed (ROCE), %	6.4	(8.7)	10.7	18.8	**22.2**
Equity to assets ratio, %	33.3	28.3	30.9	37.5	**36.1**
Gearing, %	80.6	107.7	49.7	22.4	**30.8**
Debt to capital, %	49.3	55.2	48.4	37.9	**36.1**
Orders received	4,646	4,256	3,989	4,745	**5,705**
Order backlog, December 31	1,589	1,505	1,705	2,350	**3,737**
Average number of personnel	29,258	27,400	24,363	22,405	**23,364**
Personnel, December 31	28,489	26,240	22,802	22,178	**25,678**

Formulas for calculation of financial indicators are presented on the following page.

Formulas for Calculation of Indicators

Formulas for calculation of financial indicators

EBITDA:

Operating profit + depreciation and amortization + goodwill amortization and impairment

Return on equity (ROE), %:

$$\frac{\text{Profit (loss)}}{\text{Total equity (average for period)}} \times 100$$

Return on capital employed (ROCE), %:

$$\frac{\text{Profit (loss) before tax + interest and other financial expenses}}{\text{Balance sheet total – non-interest bearing liabilities (average for period)}} \times 100$$

Gearing, %:

$$\frac{\text{Net interest bearing liabilities}}{\text{Total equity}} \times 100$$

Equity to assets ratio, %:

$$\frac{\text{Total equity}}{\text{Balance sheet total – advances received}} \times 100$$

Capital employed:

Balance sheet total – non-interest bearing liabilities

Free cash flow:

Operating cash flow – capital expenditures on fixed assets + proceeds from sale of fixed assets

Debt to capital, %:

$$\frac{\text{Interest bearing liabilities}}{\text{Total equity + interest bearing liabilities}} \times 100$$

Interest cover (EBITDA):

$$\frac{\text{EBITDA}}{\text{Financial income and expenses, net}}$$

Formulas for calculation of share-related indicators

Earnings/share:

$$\frac{\text{Profit (loss)}}{\text{Average number of shares during period}}$$

Free cash flow/share:

$$\frac{\text{Free cash flow}}{\text{Average number of shares during period}}$$

Equity/share:

$$\frac{\text{Equity attributable to shareholders}}{\text{Number of shares at end of period}}$$

Dividend/share:

$$\frac{\text{Dividend distribution}}{\text{Number of shares at end of period}}$$

Dividend/earnings, %:

$$\frac{\text{Dividend per share}}{\text{Earnings per share}} \times 100$$

Effective dividend yield, %:

$$\frac{\text{Dividend per share}}{\text{Share price on December 31}} \times 100$$

P/E ratio:

$$\frac{\text{Share price on December 31}}{\text{Earnings per share}}$$

Average share price:

$$\frac{\text{Total value of shares traded in euro}}{\text{Number of shares traded during period}}$$

Market capitalization:

Total number of shares × share price at end of period

Exchange rates used

		Average rates			Year-end rates		
		2004	2005	**2006**	2004	2005	**2006**
USD	(US dollar)	1.2433	1.2448	**1.2630**	1.3621	1.1797	**1.3170**
SEK	(Swedish krona)	9.1250	9.2801	**9.2533**	9.0206	9.3885	**9.0404**
GBP	(Pound sterling)	0.6786	0.6839	**0.6819**	0.7051	0.6853	**0.6715**
CAD	(Canadian dollar)	1.6170	1.5097	**1.4267**	1.6416	1.3725	**1.5281**
BRL	(Brazilian real)	3.6350	3.0459	**2.7375**	3.6177	2.7446	**2.8105**

Parent Company Statement of Income, FAS

EUR million	Year ended December 31, 2005	2006
Net sales	–	–
Other operating income	24	**2**
Personnel expenses	(17)	**(9)**
Depreciation and value adjustments	(1)	**(1)**
Other operating expenses	(14)	**(21)**
Operating loss	(8)	**(29)**
Financial income and expenses, net	(65)	**149**
Profit (loss) before extraordinary items	(73)	**120**
Group contributions	7	**14**
Profit (loss) before appropriations and taxes	(66)	**134**
Appropriations	–	–
Income taxes	0	**0**
Change in deferred taxes	20	**7**
Profit (loss)	(46)	**141**

Parent Company Balance Sheet, FAS

Assets

EUR million	As at December 31, 2005	2006
Non-current assets		
Intangible assets	2	**1**
Tangible assets	1	**1**
Shares in Group companies	1,404	**2,106**
Shares in associated companies	3	**0**
Other shareholdings	7	**7**
Long-term receivables	470	**215**
Other long-term investments	34	**5**
Total non-current assets	1,921	**2,335**
Current assets		
Short-term receivables	305	**287**
Securities	311	**55**
Cash and cash equivalents	11	**12**
Total current assets	627	**354**
Total assets	2,548	**2,689**

Shareholders' equity and liabilities

EUR million	As at December 31, 2005	2006
Shareholders' equity		
Share capital	241	**241**
Share premium reserve	151	**152**
Legal reserve	215	**215**
Other reserves	202	**202**
Retained earnings	261	**204**
Total shareholders' equity	1,070	**1,014**
Liabilities		
Long-term liabilities	566	**571**
Current liabilities	912	**1,104**
Total liabilities	1,478	**1,675**
Total shareholders' equity and liabilities	2,548	**2,689**

Parent Company Statement of Changes in Shareholders' Equity, FAS

EUR million	Share capital	Share premium reserve	Legal reserve	Reserve for own shares	Other reserves	Retained earnings	Total
Balance at December 31, 2003	**232**	**89**	**215**	**1**	**202**	**414**	**1,153**
Dividends	–	–	–	–	–	(27)	(27)
Deferred tax asset [1]	–	–	–	–	–	15	15
Net income	–	–	–	–	–	(47)	(47)
Balance at December 31, 2004	**232**	**89**	**215**	**1**	**202**	**355**	**1,094**
Dividends	–	–	–	–	–	(48)	(48)
Share options exercised	9	62	–	–	–	–	71
Net income	–	–	–	(1)	–	(46)	(47)
Balance at December 31, 2005	**241**	**151**	**215**	**–**	**202**	**261**	**1,070**
Dividends	–	–	–	–	–	(198)	(198)
Share options exercised	0	1	–	–	–	–	1
Net income	–	–	–	–	–	141	141
Balance at December 31, 2006	**241**	**152**	**215**	**–**	**202**	**204**	**1,014**

[1] Deferred tax asset for 2004 has been recognized in 2005 due to a change in accounting principles. Net income for 2004 has not been restated.

Shares and Shareholders

Shares and share capital

On December 31, 2006, Metso Corporation's fully paid share capital entered in the trade register was EUR 240,923,343.80 and it was divided into 141,719,614 shares. Metso has a single series of shares. Each share has a par value of EUR 1.70 and entitles its holder to one vote at the Annual General Meeting. Metso's shares are registered in the Finnish Book-Entry Register.

According to Metso's Articles of Association, the minimum share capital is EUR 170 million and the maximum share capital is EUR 680 million, within which limits the share capital may be increased or decreased without amending the Articles of Association.

The share capital increase resulting from share subscriptions with Metso's year 2003 options, totaling EUR 110,500.00, was entered in the trade register on December 21, 2006. If all remaining 235,000 year 2003A and C options are used to subscribe shares, Metso's share capital will increase to EUR 241,322,843.80 and the number of shares to 141,954,614. Shares that can be subscribed for with stock options correspond to 0.17 percent of the Corporation's shares and of the voting rights produced by these shares.

Own shares

Based on the authorization received from the Annual General Meeting, Metso's Board of Directors decided on April 28, 2006 to repurchase the maximum of 300,000 of its own shares on the Helsinki Stock Exchange for use as incentives for key personnel.

Metso Corporation's Board of Directors decided to outsource the administration of the share ownership plan to a partnership (MEO1V Incentive Ky) included in Metso's consolidated financial statements, which purchased the 300,000 Metso shares required to implement the share ownership plan. These shares were purchased on the Helsinki Stock Exchange during the period December 8–13, 2006 at an average price of EUR 36.63 per share. The parent company holds 60,841 treasury shares, which were repurchased in 1999 with a total purchase price of EUR 654,813. The total amount of the above mentioned shares is 360,841, or 0.25 percent of the share capital.

Redemption obligation

According to Metso's Articles of Association, any shareholder whose ownership of the Corporation's shares or the voting rights produced by these shares reaches or exceeds 33 1/3 percent or 50 percent is obliged to redeem the shares of the other shareholders upon demand and in the manner defined in the Articles of Association.

Board authorizations

On April 4, 2006, the Annual General Meeting authorized Metso's Board of Directors to resolve to repurchase and dispose of the Corporation's own shares and increase the share capital by issuing new shares, convertible bonds and/or stock options. The authorizations expire one year from the Annual General Meeting.


Monthly turnover and average share price on the Helsinki Stock Exchange 2002–2006
EUR million
EUR
1200
1000
800
600
400
200
0
48
40
32
24
16
8
0
02
03
04
05
06
Monthly turnover
OMXH Portfolio index, scaled
Average monthly share price


Metso's and competitors'* share price performance 2004–2006, EUR
40
30
20
10
0
04
05
06
— Metso's average monthly share price, EUR
— Share price development of the competitors, scaled
* ABB, Andritz, Astec, Atlas Copco, Emerson, Sandvik, Terex

Authorization to repurchase own shares

The Board of Directors is authorized to resolve to repurchase the Corporation's own shares using funds available for the distribution of profits. The shares may be repurchased for use as consideration in acquisitions or in financing investments, as incentives for key persons, or to be disposed of in other ways or to be cancelled. Shares may be acquired to an amount where the combined par value of these shares and the combined par value of the Corporation's existing treasury shares together corresponds to no more than five percent of the Corporation's share capital at the moment of repurchasing.

Authorization to dispose of treasury shares

The Board of Directors is authorized to resolve to dispose of treasury shares. The authorization covers the disposal of all shares repurchased on the basis of the authorizations. The Board resolves to whom and in which order the shares are disposed. The Board may dispose of treasury shares as consideration in acquisitions or in financing investments and as incentive for key persons or dispose of the shares through public trading.

Authorization to increase the share capital

The Board of Directors is authorized to resolve on increasing the share capital by issuing new shares, convertible bonds and/or stock options. The issuance of new shares, convertible bonds or stock options entitles holders to subscribe for a maximum of 12,500,000 new shares with a par value of EUR 1.70. On the basis of the authorization, the Corporation's share capital may be raised in total by a maximum of EUR 21,250,000, which represents 8.82 percent of the share capital and votes. The authorization allows a deviation from the shareholders' pre-emptive subscription rights, provided that the Corporation has important financial grounds for doing so, such as financing or execution of acquisitions or other development of the Corporation's business operations.

Market capitalization and trading

Metso Corporation's shares have been listed on the Helsinki Stock Exchange (OMXH: MEO1V) and the New York Stock Exchange (NYSE: MX) since July 1, 1999. The listing of the 2003A options on the Helsinki Stock Exchange began on May 2, 2006 (MEO1VEW103).

Metso Corporation's share price on the Helsinki Stock Exchange increased 65 percent in 2006 from EUR 23.12 to EUR 38.24. At the same time, the Helsinki Stock Exchange portfolio index rose 25 percent.

The highest quotation of Metso's share on the Helsinki Stock Exchange was EUR 38.65, and the lowest EUR 23.21. The share price on December 31, 2006 was EUR 38.24 and the average trading price for the year was EUR 30.45. The Corporation's end-of-year market capitalization was EUR 5,406 million, excluding treasury shares held by the Corporation.

In 2006, 266,774,359 Metso shares were traded on the Helsinki Stock Exchange. The total turnover was EUR 8,123 million. The average daily trading volume was 1,062,846 shares, or 12 percent higher than in 2005. 192.0 percent of shares were traded during the year (relative turnover; 2005: 174.6 percent) including the ADS turnover.

The highest price of Metso's American depository share (ADS) on the New York Stock Exchange was USD 50.82, and the lowest USD 27.84. The ADS price on December 31, 2006 was USD 50.50, and the average trading price for the year was USD 37.43.

In 2006, 4,682,700 Metso American depository shares were traded on the New York Stock Exchange. The value of the shares trades was USD 175,284,110. Each ADS represents one share.

The highest quotation for Metso's year 2003A options on the Helsinki Stock Exchange was EUR 27.77 and the lowest EUR 26.17. In 2006, a total of 50,000 of Metso's year 2003A options were traded on the Helsinki Stock Exchange. The value of the year 2003A options traded was EUR 1,350,900. By


Earnings/share and dividend/share, EUR
3
2
1
0
(1)
(2)
02 03 04 05 06*
Earnings/share
Dividend/share
* Proposal by the Board of Directors
Years 2002–2003 presented in accordance with Finnish GAAP


Equity/share, EUR
12
10
8
6
4
2
0
02 03 04 05 06
Years 2002–2003 presented in accordance with Finnish GAAP


Market capitalization on December 31, EUR million
6000
5000
4000
3000
2000
1000
0
02 03 04 05 06

December 31, 2006, a total of 65,000 shares were subscribed with year 2003A options. The subscription price per share was EUR 8.70.

Incentive systems

Options programs

Metso Corporation currently has one options program: the 2003 options program. The remaining options give the right to subscribe for a maximum of 235,000 new shares. In 2004, 100,000 year 2003A options were granted to President and CEO Jorma Eloranta. In 2006 he sold 50,000 options and subscribed Metso shares with 15,000 options. Thus at the end of 2006 he had 35,000 year 2003A options. Metso's Board of Directors has reserved for potential further use 100,000 year 2003A options and 100,000 year 2003C options

The share subscription prices for the 2003A options are EUR 8.70 and for the 2003C options EUR 27.50. Annually paid dividends are deducted from the subscription prices.

The share subscription period for the 2003A options is April 1, 2006–April 30, 2009, and for the 2003C options April 1, 2008–April 30, 2011.

Share ownership plan

Metso has a share ownership plan for the strategy period 2006–2008, and it is part of the remuneration and commitment program for the management of Metso and its Business Areas. The plan covers three earning periods, each of which lasts one calendar year, i.e. 2006, 2007 and 2008. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. The share ownership plan covers a maximum total of 360,000 shares from Metso's treasury shares.

The 2006 share ownership plan was originally directed to 55 Metso managers to whom a maximum total of 94,985 shares will be distributed. After the financial year 2006 was closed, the plan was extended to cover an additional six Metso managers. Including these six managers, a maximum total of 100,601 shares will be distributed based on the 2006 earnings period. The entire Metso Executive Team is included in the sphere of the incentive plan, and they can be rewarded with a maximum of 25,955 shares. The reward from the plan is based on the 2006 operating profit of Metso Corporation and its Business Areas. If the value of Metso's share, determined as the average price of Metso's share during the first two full weeks of March 2007, exceeds EUR 38, the number of grantable shares for the 2006 earnings period will be decreased by a corresponding ratio. Metso's Board of Directors will decide on the proposal of the Compensation Committee on the payment of the potential rewards during the first quarter of 2007.

The 2007 share ownership plan is directed to a total of 84 Metso managers, and the entire Metso Executive Team is included in the incentive plan. The potential bonus from the plan is based on the 2007 operating profit of Metso Corporation and its Business Areas. The share ownership plan in 2007 covers a maximum total of 125,500 shares from Metso's treasury shares. The Metso Executive Team's share of this total is a maximum of 26,500 shares. If the value of Metso's share, determined as the average price of Metso's share during the first two full weeks of March 2008, exceeds EUR 48, the number of grantable shares for the 2007 earnings period will be decreased by a corresponding ratio. Metso's Board of Directors will decide on the proposal of the Compensation Committee on the payment of the potential rewards during the first quarter of 2008.

Holdings of Metso's Board of Directors and executive management on December 31, 2006

At the end of 2006, the members of Metso's Board of Directors, Jorma Eloranta, President and CEO, and Olli Vaartimo, Executive Vice President and CFO and people in their immediate circle held a total of 29,143 Metso Corporation shares. These shares represent 0.02 percent of the Corporation's share capital and voting rights. At the end of 2006, the only option holder was Jorma Eloranta, who held 35,000 year 2003A options. On the basis of these options, the share capital of Metso Corporation may increase by EUR 59,500 and the number of shares by 35,000, which on December 31, 2006 would have represented 0.02 percent of the Corporation's share capital and voting rights.

Metso's statutory insiders with their holdings are presented on Metso's web site.

Dividend policy

Metso's Board of Directors confirmed a new dividend policy in October 2006. Metso will distribute at least 50 percent (previously 40 percent) of earnings per share in annual dividends to its shareholders. The Board of Directors will propose to the Annual General Meeting to be held on April 3, 2007 that a dividend of EUR 1.50 per share be paid for 2006. The proposed dividend corresponds to 52 percent of the profit attributable to the equity shareholders for the year. Therefore, the effective dividend yield is 3.9 percent.

Shareholders

At the end of 2006, Metso's biggest shareholder was the State of Finland with an 11.1 percent holding. Nominee-registered shares and shares in direct foreign ownership accounted for 69.4 percent (2005: 68.7%) of the total stock. 14.4 percent (14.9%) of the total stock was held by Finnish institutions, companies and foundations and 5.1 percent (5.3%) was held by Finnish private individuals. Further information regarding the biggest shareholders is available on Metso's web site.

« Up-to-date information on Metso's share price, ownership structure and the shareholdings of statutory insiders can be found at www.metso.com/investors »

Share capital and share data 2002–2006

EUR million (except for per share data and share prices)	FAS 2002	FAS 2003	IFRS 2004	IFRS 2005	**IFRS 2006**
Share capital, December 31	232	232	232	241	**241**
Number of shares, December 31:					
Number of outstanding shares	136,189,704	136,189,704	136,189,704	141,593,773	**141,358,773**
Treasury shares held by the parent company	60,841	60,841	60,841	60,841	**60,841**
Shares administered by a partnership (MEO1V Incentive Ky)	–	–	–	–	**300,000**
Total number of shares	136,250,545	136,250,545	136,250,545	141,654,614	**141,719,614**
Average number of outstanding shares	136,189,704	136,189,704	136,189,704	139,639,425	**141,580,759**
Average number of diluted shares	136,189,704	136,189,704	136,192,037	139,665,197	**141,600,424**
Trading volume, Helsinki Exchange	76,737,801	97,816,594	108,469,701	239,282,695	**266,774,359**
Trading volume, NYSE	914,715	2,042,018	6,057,500	7,931,000	**4,682,700**
% of shares**	77.2	73.3	84.1	174.6	**192.0**
Earnings/share from continuing operations, basic	n/a	n/a	1.16	1.57	**2.89**
Earnings/share from discontinued operations, basic	n/a	n/a	(0.11)	0.12	**–**
Earnings/share from continuing and discontinued operations, basic	n/a	n/a	1.05	1.69	**2.89**
Free cash flow/share	0.69	0.23	1.55	0.76	**2.31**
Dividend/share	0.60	0.20	0.35	1.40	**1.50***
Dividend	82	27	48	198	**212***
Dividend/earnings, %	126	neg.	33	83	**52***
Effective dividend yield, %	5.8	2.1	3.0	6.0	**3.9***
P/E ratio	21.54	neg.	11.13	13.81	**13.23**
Equity/share	10.12	7.51	7.27	9.08	**10.38**
Highest share price	15.15	11.41	12.89	24.46	**38.65**
Lowest share price	7.73	7.52	9.12	11.31	**23.21**
Average share price	12.13	9.21	10.85	16.85	**30.45**
Share price, December 31	10.30	9.68	11.66	23.12	**38.24**
Market capitalization, December 31 ***	1,403	1,318	1,588	3,274	**5,406**

*) Proposal by the Board of Directors

**) Of the total amount of shares for public trading

***) Excluding own shares held by the parent company and shares administered by a partnership

Formulas for calculation of share-related indicators are on page 116.

Metso's biggest shareholders on December 31, 2006

		Number of shares and votes	% of share capital and voting rights
1	**State of Finland**	**15,695,287**	**11.1**
2	**Ilmarinen Mutual Pension Insurance Company**	**3,381,385**	**2.4**
3	**Varma Mutual Pension Insurance Company**	**2,746,269**	**1.9**
4	**Odin Funds**	**1,497,913**	**1.0**
	Odin Norden	1,121,400	0.8
	Odin Forvaltnings AS	315,037	0.2
	Odin Norden II	61,476	0.0
5	**OP Funds**	**947,655**	**0.7**
	OP-Delta Fund	834,758	0.6
	OP-Finland Index Fund	60,497	0.1
	OP-Forte Fund	27,400	0.0
	OP-Sustainability Fund	25,000	0.0
6	**Svenska litteratursällskapet i Finland r.f.**	**922,000**	**0.7**
7	**The State Pension Fund**	**820,000**	**0.6**
8	**Sampo Funds**	**795,311**	**0.5**
	Sampo Finnish Equity Fund	477,960	0.3
	Sampo Finnish Institutional Equity Fund	147,711	0.1
	Sampo European Balanced Fund	116,640	0.1
	Sampo Pohjoisen Parhaat Fund	53,000	0.0
9	**Etera Mutual Pension Insurance Company**	**650,627**	**0.5**
10	**Eläke-Fennia Mutual Insurance Company**	**597,765**	**0.4**
	10 largest owner groups in total	28,054,212	19.8
	Nominee-registered shares*)	96,715,681	68.2
	Other shareholders	16,588,780	11.7
	Treasury shares held by the parent company	60,841	0.1
	Shares administered by a partnership (MEO1V Incentive Ky)	300,000	0.2
	Total	**141,719,614**	**100.0**

*) Below is a list of flagging notifications for Metso's shareholders whose holdings have reached or exceeded 5 percent of Metso's voting rights or share capital. The list indicated the situation at December 31, 2006. An up-to-date list of all flagging notifications made can be found at www.metso.com/investors.

J.P. Morgan Chase & Co. announced that the funds they managed held 7,348,896 Metso shares on November 29, 2006 corresponding to 5.19 percent of the paid up share capital of Metso Corporation.

Changes in number of shares and share capital, July 1, 1999–December 31, 2006

		Number of shares	Change in number of shares	Share capital, EUR	Change in share capital, EUR
1999	July 1, 1999, Metso Corporation. Share capital FIM 1,358,172 750.00	135,817,275		228,428,258.60	
2000	April 25, 2000 Conversion of share capital into euros. In addition to a transfer from the share premium reserve, treasury shares were declared void	135,317,275	(500,000)	230,039,367.50	1,611,108.90
	New shares subscribed with the Metso 1994 options, which were *transferred* from Valmet Corporation	135,457,275	140,000	230,277,367.50	238,000.00
2001	New shares subscribed with the Metso 1994 options, which were transferred from Valmet Corporation	136,250,545	793,270	231,625,926.50	1,348,559.00
2005	New shares subscribed with the Metso 2000A/B and 2001A/B options	141,654,614	5,404,069	240,812,843.80	9,186,917.30
2006	New shares subscribed with the Metso 2003A options	141,719,614	65,000	240,923,343.80	110,500.00

Breakdown of share ownership on December 31, 2006

Number of shares	Number of shareholders	% of shareholders	Total number of shares and votes	% of share capital and voting rights
1–100	10,339	46.4	494,021	0.4
101–1,000	10,027	45.0	3,443,901	2.4
1,001–10,000	1,697	7.6	4,284,037	3.0
10,001–100,000	176	0.8	5,005,108	3.5
Over 100,000	31	0.1	31,404,845	22.2
	22,270	99.9	44,631,912	31.5
Nominee-registered shares	14	0.1	96,715,681	68.2
Treasury shares held by the parent company	1	0.0	60,841	0.1
Shares administered by a partnership (MEO1V Incentive Ky)	1	0.0	300,000	0.2
On shared account			11,180	0.0
Total	**22,286**	**100.0**	**141,719,614**	**100.0**

Breakdown by shareholder category on December 31, 2006


State of Finland 11.1% (2005: 11.1%)
Finnish private investors 5.1% (2005: 5.3%)
Finnish institutions, companies and foundations 14.4% (2005: 14.9%)
Nominee-registered and non-Finnish holders 69.4% (2005: 68.7%)

American depository shares

(Each ADS represents one share)	2005	**2006**
Earnings / ADS from continuing operations, USD	1.95	**3.65**
Earnings / ADS from continuing and discontinued operations, USD	2.10	**3.65**
Highest ADS price, USD	28.44	**50.82**
Lowest ADS price, USD	14.70	**27.84**
ADS price, Dec. 31, USD	27.33	**50.50**

« Additional information available at www.metso.com/Investors »

Auditor's Report

To the shareholders of Metso Corporation

We have audited the accounting records, the report of the Board of Directors, the financial statements and the administration of Metso Corporation for the period January 1-December 31, 2006. The Board of Directors and the President and CEO have prepared the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, as well as the report of the Board of Directors and the parent company's financial statements, prepared in accordance with prevailing regulations in Finland, containing the parent company's balance sheet, income statement, cash flow statement and notes to the financial statements. Based on our audit, we express an opinion on the consolidated financial statements, as well as on the report of the Board of Directors, the parent company's financial statements and the administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the report of the Board of Directors and the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the report of the Board of Directors and in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration is to examine whether the members of the Board of Directors and the President and CEO of the parent company have complied with the rules of the Companies' Act.

Consolidated financial statements

In our opinion the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, give a true and fair view, as defined in those standards and in the Finnish Accounting Act, of the consolidated results of operations as well as of the financial position.

Parent company's financial statements, report of the Board of Directors and administration

In our opinion the parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The parent company's financial statements give a true and fair view of the parent company's result of operations and of the financial position.

In our opinion the report of the Board of Directors has been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The report of the Board of Directors is consistent with the consolidated financial statements and the parent company's financial statements and gives a true and fair view, as defined in the Finnish Accounting Act, of the result of operations and of the financial position.

The consolidated financial statements and the parent company's financial statements can be adopted and the members of the Board of Directors and the President and CEO of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the disposal of distributable funds is in compliance with the Companies' Act.

Helsinki, February 23, 2007

PricewaterhouseCoopers Oy
Authorised Public Accountants

Johan Kronberg
Authorised Public Accountant

Quarterly Information

Consolidated statements of income

EUR million	1–3/05	4–6/05	7–9/05	10–12/05	**2005**	1–3/06	4–6/06	7–9/06	10–12/06	**2006**
Net sales	894	1,028	1,045	1,254	**4,221**	1,078	1,170	1,169	1,538	**4,955**
Cost of goods sold	(656)	(748)	(767)	(939)	**(3,110)**	(778)	(845)	(857)	(1,179)	**(3,659)**
Gross profit	238	280	278	315	**1,111**	300	325	312	359	**1,296**
Selling, general and administrative expenses	(189)	(200)	(187)	(218)	**(794)**	(206)	(216)	(189)	(235)	**(846)**
Other operating income and expenses, net	5	2	3	2	**12**	1	8	(3)	0	**6**
Share in profits and losses of associated companies	1	0	0	0	**1**	0	0	0	1	**1**
Reversal of Finnish pension liability	–	1	1	3	**5**	–	–	–	–	**–**
Operating profit (loss)	55	83	95	102	**335**	95	117	120	125	**457**
% of net sales	6.1%	8.1%	9.1%	8.1%	**7.9%**	8.8%	10.0%	10.3%	8.1%	**9.2%**
Financial income and expenses, net	(10)	(14)	(9)	(10)	**(43)**	(7)	(11)	(10)	(8)	**(36)**
Profit on continuing operations before tax	45	69	86	92	**292**	88	106	110	117	**421**
Income taxes on continuing operations	(11)	(16)	(21)	(24)	**(72)**	(21)	31	(26)	5	**(11)**
Profit (loss) on continuing operations	34	53	65	68	**220**	67	137	84	122	**410**
Profit (loss) on discontinued operations, net of taxes	1	16	–	–	**17**	–	–	–	–	**–**
Profit (loss)	35	69	65	68	**237**	67	137	84	122	**410**
Profit (loss) attributable to minority interests	0	0	0	0	**1**	0	0	1	0	**1**
Profit (loss) attributable to equity shareholders	35	69	65	68	**236**	67	137	83	122	**409**
Profit (loss)	35	69	65	68	**237**	67	137	84	122	**410**
Earnings per share from continuing operations										
Basic, EUR	0.26	0.37	0.47	0.47	**1.57**	0.47	0.97	0.59	0.86	**2.89**
Diluted, EUR	0.26	0.37	0.47	0.47	**1.57**	0.47	0.97	0.59	0.86	**2.89**
Earnings per share from discontinued operations										
Basic, EUR	0.00	0.12	–	–	**0.12**	–	–	–	–	**–**
Diluted, EUR	0.00	0.12	–	–	**0.12**	–	–	–	–	**–**
Earnings per share from continuing and discontinued operations										
Basic, EUR	0.26	0.49	0.47	0.47	**1.69**	0.47	0.97	0.59	0.86	**2.89**
Diluted, EUR	0.26	0.49	0.47	0.47	**1.69**	0.47	0.97	0.59	0.86	**2.89**

Consolidated balance sheets

EUR million	Mar 31, 2005	June 30, 2005	Sep 30, 2005	**Dec 31, 2005**	Mar 31, 2006	June 30, 2006	Sep 30, 2006	**Dec 31, 2006**
Non-current assets								
Intangible assets	583	586	592	**597**	596	592	606	**1,042**
Property, plant and equipment	590	584	583	**581**	570	566	592	**615**
Financial and other assets	214	262	224	**273**	274	333	284	**306**
Total non-current assets	1,387	1,432	1,399	**1,451**	1,440	1,491	1,482	**1,963**
Current assets								
Inventories	813	888	928	**888**	963	1,031	1,135	**1,112**
Receivables	912	1,066	1,118	**1,242**	1,163	1,228	1,176	**1,530**
Cash and cash equivalents	468	374	340	**323**	494	382	493	**353**
Total current assets	2,193	2,328	2,386	**2,453**	2,620	2,641	2,804	**2,995**
Assets held for sale	107	–	–	–	–	–	–	–
Total assets	3,687	3,760	3,785	**3,904**	4,060	4,132	4,286	**4,958**
Equity								
Share capital	232	241	241	**241**	241	241	241	**241**
Other shareholders' equity	796	889	971	**1,044**	1,112	1,039	1,120	**1,227**
Minority interests	6	6	6	**7**	6	6	7	**6**
Total equity	1,034	1,136	1,218	**1,292**	1,359	1,286	1,368	**1,474**
Liabilities								
Non-current liabilities	1,050	968	961	**810**	799	790	790	**874**
Current liabilities	1,572	1,656	1,606	**1,802**	1,902	2,056	2,128	**2,610**
Liabilities held for sale	31	–	–	–	–	–	–	–
Total liabilities	2,653	2,624	2,567	**2,612**	2,701	2,846	2,918	**3,484**
Total shareholders' equity and liabilities	3,687	3,760	3,785	**3,904**	4,060	4,132	4,286	**4,958**
Net interest bearing liabilities								
Long-term interest bearing debt	832	747	748	**593**	589	583	588	**605**
Short-term interest bearing debt	43	39	34	**195**	189	186	198	**225**
Cash and cash equivalents	(468)	(374)	(340)	**(323)**	(494)	(382)	(493)	**(353)**
Other interest bearing assets	(33)	(119)	(135)	**(176)**	(141)	(76)	(65)	**(23)**
Total	374	293	307	**289**	143	311	228	**454**
Equity to assets ratio, %	31.8	34.3	36.3	**37.5**	38.9	37.2	38.0	**36.1**
Gearing, %	36.2	25.8	25.3	**22.4**	10.5	24.2	16.6	**30.8**

Net sales by Business Area

EUR million	1–3/05	4–6/05	7–9/05	10–12/05	**2005**	1–3/06	4–6/06	7–9/06	10–12/06	**2006**
Metso Paper	386	410	396	510	**1,702**	390	433	446	678	**1,947**
Metso Minerals	338	426	454	517	**1,735**	498	534	519	623	**2,174**
Metso Automation	129	144	148	163	**584**	134	140	146	193	**613**
Metso Ventures	62	71	63	88	**284**	78	84	78	92	**332**
Intra Metso net sales	(21)	(23)	(16)	(24)	**(84)**	(22)	(21)	(20)	(48)	**(111)**
Metso total	894	1,028	1,045	1,254	**4,221**	1,078	1,170	1,169	1,538	**4,955**

Operating profit (loss) by Business Area

EUR million	1–3/05	4–6/05	7–9/05	10–12/05	**2005**	1–3/06	4–6/06	7–9/06	10–12/06	**2006**
Metso Paper	17.7	19.8	25.7	27.7	**90.9**	20.9	27.2	32.2	29.9	**110.2**
Metso Minerals	31.2	40.2	53.6	52.6	**177.6**	59.9	70.8	75.9	79.4	**286.0**
Metso Automation	13.6	17.9	25.8	23.4	**80.7**	15.3	19.6	20.0	31.8	**86.7**
Metso Ventures	(1.2)	7.8	(0.5)	4.7	**10.8**	5.7	2.5	(0.9)	(5.6)	**1.7**
Corporate Office and other	(6.6)	(2.4)	(9.1)	(6.9)	**(25.0)**	(6.4)	(3.7)	(6.8)	(10.5)	**(27.4)**
Metso total	54.7	83.3	95.5	101.5	**335.0**	95.4	116.4	120.4	125.0	**457.2**

Orders received by Business Area

EUR million	1–3/05	4–6/05	7–9/05	10–12/05	**2005**	1–3/06	4–6/06	7–9/06	10–12/06	**2006**
Metso Paper	354	564	322	753	**1,993**	496	527	472	644	**2,139**
Metso Minerals	505	458	405	568	**1,936**	681	620	632	697	**2,630**
Metso Automation	145	145	140	150	**580**	191	181	183	162	**717**
Metso Ventures	101	57	66	100	**324**	103	84	62	83	**332**
Intra Metso orders received	(16)	(21)	(17)	(34)	**(88)**	(34)	(22)	(28)	(29)	**(113)**
Metso total	1,089	1,203	916	1,537	**4,745**	1,437	1,390	1,321	1,557	**5,705**

Order backlog by Business Area

EUR million	Mar 31, 2005	June 30, 2005	Sep 30, 2005	**Dec 31, 2005**	Mar 31, 2006	June 30, 2006	Sep 30, 2006	**Dec 31, 2006**
Metso Paper	918	1,082	1,012	**1,267**	1,372	1,453	1,482	**2,165**
Metso Minerals	742	826	801	**852**	1,021	1,078	1,189	**1,254**
Metso Automation	194	199	191	**179**	234	272	309	**276**
Metso Ventures	105	88	92	**104**	129	128	115	**96**
Intra Metso order backlog	(40)	(38)	(37)	**(52)**	(64)	(67)	(73)	**(54)**
Continuing operations	1,919	2,157	2,059	**2,350**	2,692	2,864	3,022	**3,737**
Discontinued operations	70	–	–	**–**	–	–	–	**–**
Metso total	1,989	2,157	2,059	**2,350**	2,692	2,864	3,022	**3,737**

Personnel by Business Area

	Mar 31, 2005	June 30, 2005	Sep 30, 2005	**Dec 31, 2005**	Mar 31, 2006	June 30, 2006	Sep 30, 2006	**Dec 31, 2006**
Metso Paper	8,458	8,637	8,300	**8,201**	8,233	8,640	8,766	**10,867**
Metso Minerals	8,133	8,331	8,379	**8,521**	8,650	8,847	8,892	**9,170**
Metso Automation	3,256	3,338	3,206	**3,169**	3,170	3,341	3,315	**3,352**
Metso Ventures	1,680	1,774	1,755	**1,993**	2,031	2,054	2,040	**1,967**
Corporate office and Shared services	297	300	301	**294**	319	339	329	**322**
Continuing operations	21,824	22,380	21,941	**22,178**	22,403	23,221	23,342	**25,678**
Discontinued operations	899	–	–	**–**	–	–	–	**–**
Metso total	22,723	22,380	21,941	**22,178**	22,403	23,221	23,342	**25,678**

Quarterly information by new organization structure (January 1, 2007)

Net sales by Business Area

EUR million	1-3/05	4-6/05	7-9/05	10-12/05	**2005**	1-3/06	4-6/06	7-9/06	10-12/06	**2006**
Metso Paper	415	443	430	554	**1,842**	417	469	489	717	**2,092**
Metso Minerals	343	431	459	523	**1,756**	503	541	525	630	**2,199**
Metso Automation	129	144	148	163	**584**	134	140	146	193	**613**
Valmet Automotive	17	19	16	25	**77**	31	28	22	28	**109**
Corporate office and other	2	2	2	3	**9**	3	2	2	3	**10**
Corporate office and others total	19	21	18	28	**86**	34	30	24	31	**119**
Intra Metso net sales	(12)	(11)	(10)	(14)	**(47)**	(10)	(10)	(15)	(33)	**(68)**
Metso total	894	1,028	1,045	1,254	**4,221**	1,078	1,170	1,169	1,538	**4,955**

Operating profit (loss) by Business Area

EUR million	1-3/05	4-6/05	7-9/05	10-12/05	**2005**	1-3/06	4-6/06	7-9/06	10-12/06	**2006**
Metso Paper	17.7	22.8	24.1	26.9	**91.5**	21.5	25.1	30.0	13.2	**89.8**
Metso Minerals	31.7	40.5	54.3	52.9	**179.4**	60.2	71.6	75.9	90.0	**297.7**
Metso Automation	13.6	17.9	25.8	23.4	**80.7**	15.3	19.6	20.0	31.8	**86.7**
Valmet Automotive	(1.4)	1.2	0.4	5.8	**6.0**	5.0	4.0	1.7	1.0	**11.7**
Corporate office and other	(6.9)	0.9	(9.1)	(7.5)	**(22.6)**	(6.6)	(3.9)	(7.2)	(11.0)	**(28.7)**
Corporate office and others total	(8.3)	2.1	(8.7)	(1.7)	**(16.6)**	(1.6)	0.1	(5.5)	(10.0)	**(17.0)**
Metso total	54.7	83.3	95.5	101.5	**335.0**	95.4	116.4	120.4	125.0	**457.2**

Orders received by Business Area

EUR million	1-3/05	4-6/05	7-9/05	10-12/05	**2005**	1-3/06	4-6/06	7-9/06	10-12/06	**2006**
Metso Paper	420	582	355	807	**2,164**	544	564	491	677	**2,276**
Metso Minerals	513	466	411	573	**1,963**	686	628	636	705	**2,655**
Metso Automation	145	145	140	150	**580**	191	181	183	162	**717**
Valmet Automotive	17	19	16	26	**78**	31	28	22	28	**109**
Corporate office and other	3	3	2	4	**12**	2	3	6	4	**15**
Corporate office and others total	20	22	18	30	**90**	33	31	28	32	**124**
Intra Metso orders received	(9)	(12)	(8)	(23)	**(52)**	(17)	(14)	(17)	(19)	**(67)**
Metso total	1,089	1,203	916	1,537	**4,745**	1,437	1,390	1,321	1,557	**5,705**

Order backlog by Business Area

EUR million	Mar 31, 2005	June 30, 2005	Sep 30, 2005	**Dec 31, 2005**	Mar 31, 2006	June 30, 2006	Sep 30, 2006	**Dec 31, 2006**
Metso Paper	991	1,140	1,070	**1,335**	1,459	1,540	1,547	**2,225**
Metso Minerals	761	846	824	**874**	1,043	1,101	1,213	**1,277**
Metso Automation	194	199	191	**179**	234	272	309	**276**
Valmet Automotive	–	–	–	–	–	–	–	–
Corporate office and other	3	3	3	**4**	3	3	7	**0**
Corporate office and others total	3	3	3	**4**	3	3	7	**0**
Intra Metso order backlog	(30)	(31)	(29)	**(42)**	(47)	(52)	(54)	**(41)**
Continuing operations	1,919	2,157	2,059	**2,350**	2,692	2,864	3,022	**3,737**
Discontinued operations	70	–	–	–	–	–	–	–
Metso total	1,989	2,157	2,059	**2,350**	2,692	2,864	3,022	**3,737**

Personnel by Business Area

	Mar 31, 2005	June 30, 2005	Sep 30, 2005	**Dec 31, 2005**	Mar 31, 2006	June 30, 2006	Sep 30, 2006	**Dec 31, 2006**
Metso Paper	9,070	9,267	8,935	**8,852**	8,902	9,328	9,445	**11,558**
Metso Minerals	8,394	8,614	8,642	**8,785**	8,914	9,124	9,158	**9,433**
Metso Automation	3,256	3,338	3,206	**3,169**	3,170	3,341	3,315	**3,352**
Valmet Automotive	798	851	847	**1,068**	1,088	1,077	1,082	**1,013**
Corporate office and other	306	310	311	**304**	329	351	342	**322**
Corporate office and others total	1,104	1,161	1,158	**1,372**	1,417	1,428	1,424	**1,335**
Continuing operations	21,824	22,380	21,941	**22,178**	22,403	23,221	23,342	**25,678**
Discontinued operations	899	–	–	–	–	–	–	–
Metso total	22,723	22,380	21,941	**22,178**	22,403	23,221	23,342	**25,678**


THIS WAY ONLY

Corporate governance principles

Metso's general governance principles

The duties of Metso Corporation and its subsidiaries' bodies are determined by Finnish law and by Metso's corporate governance principles.

Metso follows the guidelines issued by the Helsinki Stock Exchange, the Finnish Central Chamber of Commerce and the Confederation of Finnish Industry and Employers relating to the governance of publicly quoted companies with the exception that Metso does not have a nomination committee established by the Board of Directors, but one established by shareholders at Metso's Annual General Meeting. Metso also complies with the guidelines for insiders published by the Helsinki Stock Exchange.

In addition to being listed on the Helsinki Stock Exchange, Metso is also listed on the New York Stock Exchange and is an SEC-registered (Securities Exchange Commission) company. The company follows the requirements of the NYSE and U.S. securities market legislation concerning foreign private issuers, when these do not conflict with Finnish law.

The Annual General Meeting (AGM) is the supreme decision-making body of Metso Corporation and it meets at least once a year. The AGM decides on the matters stipulated in the Companies Act such as the acceptance of the financial statements and the proposed dividend, the release from liability of members of the Board of Directors and the President and CEO. The AGM also elects the members of the Board of Directors and the Auditors, and decides on the compensation paid to them.

The Board of Directors (Board) and the President and Chief Executive Officer (CEO) are responsible for the management of Metso. Other executives have an assisting and supporting role. The Board ensures good corporate governance principles within Metso.

« The Board ensures good corporate governance principles within Metso. »

Board of Directors

The Board supervises the operations and management of Metso and decides on significant matters relating to our strategy, investments, organization and finance. The main duties of the Board are:

- To approve the long-term goals and strategy.
- To approve the annual business and other major action plans.
- To approve the organizational structure and the main principles for the incentive systems, and to nominate the President and CEO, the Presidents of the Business Areas and the members of the Metso Executive Team.
- To approve Metso's corporate policies, such as corporate governance, risk management, financial control, financing, internal audit, information security, corporate communications and human resources, and to approve Metso's ethical principles, values and environmental principles.
- To decide on which matters the Board will delegate to the President and CEO for decision.
- To ensure that the supervision of accounting and financial matters is properly organized, and to ensure proper preparation of the interim and annual financial statements.
- To ensure the adequacy of planning, information and control systems for monitoring the bookkeeping and financial matters and for risk management.
- To monitor and evaluate the performance of the President and CEO and to decide upon his remuneration and benefits.
- To make proposals for and convene the Annual General Meeting.
- To decide upon other matters that are not part of the day-to-day operations or that are of major importance, such as major investments, acquisitions and divestitures, and major joint ventures and loan agreements. The Board also decides upon guarantees granted by Metso Corporation.
- To decide upon other matters in accordance with the provisions in the Finnish Companies Act.

The committees of the Board of Directors

Our Board has two permanent committees: an Audit Committee and a Compensation Committee. The Board supervises the activities of these committees.

The Audit Committee consists of the committee's chairman and a minimum of two members, all of whom are elected by the Board from among its independent members.

The duties of the Audit Committee include a review of our financial reporting by assessing Metso's draft financial statements, draft interim reports, accounting policies, significant or exceptional business transactions and management's estimates. The Audit Committee assesses compliance with laws and provisions and with internal instructions. It assesses the adequacy of internal control and risk management, approves the internal audit plan and follows up on internal audit reporting. The Audit Committee is also responsible for matters related to preparing for the election of auditors, assessing and supervision of the audit plan and costs, assessing and reviewing the auditor's reports with the auditors, and assessing the quality and scope of the audit.

The Compensation Committee consists of the committee's chairman and a minimum of two members, all of whom are elected by the Board from among its members.

The Compensation Committee reviews and monitors the competitiveness of the remuneration and incentive systems within Metso, prepares proposals to the Board for management incentive systems and remuneration and benefits of the President and CEO, and decides upon the remuneration and benefits of the officers reporting to the President and CEO. The committee may authorize its chairman to decide upon the remuneration and benefits of these officers.

« See the composition of the Board Committees and their charters at www.metso.com/investors>governance >board of directors>board committees »


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President and CEO

The Board nominates the President and CEO, who is in charge of the management of the Corporation's businesses in accordance with the Finnish Companies Act and the instructions given by the Board. The President and CEO reports to the Board and keeps the Board sufficiently informed about our business environment, such as our customers, our competition and our markets, as well as our financial position and other significant matters. The President and CEO prepares the matters on the agenda of the Board and its committees and implements the decisions made by the Board and its committees, unless decided otherwise on a case-specific basis by the Board. The President and CEO guides and supervises the operations of Metso and its Business Areas. The President and CEO also acts as Chairman of the Metso Executive Team and Chairman of the Business Area Boards.

Metso Executive Team

The President and CEO and other members designated by the Board constitute Metso's Executive Team. The Metso Executive Team assists the President and CEO in the preparation of matters, such as business plans, strategy, policies and other matters of joint importance within Metso's Business Areas and the Corporation. Metso Executive Team meets when convened by the President and CEO.

Business Area Presidents

Our Business Area Presidents report to Metso's President and CEO and keep him sufficiently informed about their respective Business Area's operating environment, such as customers, competition and markets, as well as about the Business Area's financial position and development. The Business Area Presidents are in charge of the operative management of the Business Areas according to Metso's operating principles and set targets.

Business Area Boards and other Boards

Metso's President and CEO, as Chairman, and two to four other members constitute the Business Area Boards. The Business Area Boards ascertain that operations in all companies within the Business Area are managed in accordance with prevailing laws, regulations and Metso's policies. The specific responsibilities of the Boards of holding and other similar companies within Metso are defined by Metso's President and CEO.

Compliance with laws and ethical principles

In our business operations we comply with all applicable laws and the company's ethical principles. All of our Business Areas comply with our ethical principles and ensure compliance with applicable laws. The task of Metso's Human Resources function is to train employees and to provide information about laws and ethical principles. In conjunction with internal audits, it is also ensured that employees are familiar with and comply with the laws, regulations and principles relating to their own work.

Nomination Committee

The Nomination Committee established by Metso's Annual General Meeting on April 4, 2006 prepared the proposals on the composition of the Board and the Board of Directors' remuneration for the next General Meeting.

The right to appoint Committee members was held by the four shareholders who on November 1, 2006 held the most votes in Metso. The Chairman of the Board acted as the expert member for the Nomination Committee. If a shareholder chose not to exercise his right to appoint, the right was transferred to the next biggest shareholder. The Nomination Committee was convened by the Chairman of the Board of Directors, and the Committee elected a Chairman from among its members. The Nomination Committee had to present its proposal to the Board no later than February 1, 2007.

« See the Nomination Committee representatives and additional information at www.metso.com/investors> governance>nomination committee »

Auditors

The auditor's statutory obligation is to audit the company's accounting, Board of Directors' Report, financial statements and corporate governance for the financial year. The parent company's auditor must also audit the consolidated financial statements and other mutual relationships between Group companies.

According to the Articles of Association, Metso has no fewer than one and no more than three auditors. In addition, the Annual General Meeting may elect no more than two deputy auditors. The auditor and deputy auditor must be public accountants or a firm of public accountants certified by the Central Chamber of Commerce. The Annual General Meeting elects the auditors for a term of one year.

Internal Audit

The goal of Metso's internal audit is to verify the efficiency and effectiveness of Metso's operations, the reliability of financial and operational reporting and compliance with applicable laws and regulations. It also ensures that

« A comparison of Metso's corporate governance practices and the requirements of Section 303A of the NYSE Listing Rules currently applicable to U.S. domestic companies is available at www.metso.com/investors>governance »



Metso's property is managed properly. Internal audit supervises all units and operations of Metso.

Internal audit reviews the efficiency and appropriateness of the policies and procedures in use and examines the functioning of internal control. In addition, internal audit proactively encourages the development of risk management in Metso's various operations.

Internal audit reports to the management of Metso and the Board's Audit Committee. The head of internal audit reports administratively to the Executive Vice President and CFO, but also has direct reporting responsibility to the President and CEO and to the Chairman of the Audit Committee.

Insiders

Under the Finnish Securities Markets Act, statutory insiders in Metso Corporation are the Chairman, Vice Chairman and members of the Board of Directors, the President and CEO and his deputy, the auditor and his deputy or the principally responsible auditor of a firm of public accountants. In addition, Metso's statutory insiders include the members of the Executive Team. The Metso securities owned by statutory insiders and people in their immediate circle is public information. Metso also has other permanent insiders and project-specific insiders whose securities ownership is not public.

Metso complies with the Helsinki Stock Exchange's Guidelines for Insiders that entered into force on January 1, 2006. The guidelines recommend that insiders trade in the company's securities only when the markets have as complete information as possible on issues influencing the value of the securities. Metso's permanent insiders are not permitted to trade in the company's issued securities during the 21 days immediately prior to the publication of the company's interim reviews or financial statements release.

Metso Corporation's registers of permanent insiders are maintained by the Corporate Legal Department. Metso updates the register of statutory insiders in the Finnish Central Securities Depository Ltd's Sire system, in which information on the ownership of securities can be obtained directly from the book-entry system.

« An up-to-date list of the holdings of Metso's statutory insiders is available at www.metso.com/investors>governance>insiders »

Information

Metso has Finnish and English Internet sites at www.metso.com. In addition to comprehensive investor information, the sites present the company's corporate governance system and all other information published pursuant to the disclosure obligations of listed companies.

Corporate governance in 2006

Annual General Meeting

Metso's Annual General Meeting was held in Helsinki, Finland on April 4, 2006.

Nomination Committee

The Annual General Meeting established a Nomination Committee to prepare proposals concerning Board members and Board remuneration for the next Annual General Meeting. In November 2006, the composition of the Nomination Committee was: Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland); Harri Sailas, Deputy CEO (Ilmarinen Mutual Pension Insurance Company); Mikko Koivusalo, Director, Investments (Varma Mutual Pension Insurance Company); and Henry Wiklund, Managing Director (Svenska litteratursällskapet i Finland r.f.). Matti Kavetvuo, Chairman of Metso's Board of Directors, is the Committee's expert member. The Nomination Committee presented its proposal on January 22, 2007.

Board of Directors and Board Committees

The Annual General Meeting elected seven members to Metso's Board of Directors. Matti Kavetvuo was re-elected as Chairman and Jaakko Rauramo as Vice Chairman. Christer Gardell and Yrjö Neuvo were elected as new Board members. The Board members re-elected were Svante Adde, Maija-Liisa Friman and Satu Huber.

Pursuant to the Finnish Act on Personnel Representation in the Administration of Undertakings, a personnel representative participates in the meetings of Metso's Board of Directors as an invited expert. However, this representative is not entitled to vote and cannot be held legally responsible for any decisions made by the Board. The personnel representative is elected by Metso's personnel groups, and his term of office is the same as the Board members' term. In 2006, Jukka Leppänen participated in the work of Metso's Board as the personnel representative.

In 2006 the Board met 16 times. The average attendance at the meetings was 98.2 percent. In October 2006 the Board carried out a self-assessment of its performance.

Audit Committee

As of April 4, 2006, the Board's Audit Committee consisted of Maija-Liisa Friman (Chairman), Svante Adde and Satu Huber. The Board of Directors assigned Svante Adde as the financial expert of the Audit Committee.

In 2006 the Audit Committee met six times. In addition to its regulatory tasks, among other things, the Audit Committee monitored the progress of the reporting of internal controls in accordance with paragraph 404 of the Sarbanes-Oxley Act (SOX 404) and evaluated the calculations related to the impairment testing of Metso's goodwill.

Compensation Committee

As of April 4, 2006, the Compensation Committee consisted of Matti Kavetvuo (Chairman), Christer Gardell, Yrjö Neuvo and Jaakko Rauramo. In 2006 the Compensation Committee met four times, and its main tasks were the development of management compensation and incentives and Metso's 2006–2008 share ownership plan.

Metso Executive Team

Our organization, Executive Team and the areas of responsibility of its members were changed on August 1, 2006.

Risto Hautamäki continued as President of Metso Paper. Bertel Langenskiöld, previously President of Metso Minerals, was appointed to head the integration of the Fiber business line and the Pulping and Power businesses. As of April 1, 2007, Langenskiöld will become President of Metso Paper. Risto Hautamäki will retire at the beginning of 2008. As of April 2007 he will be responsible for key account projects in the pulp and paper industry.

Matti Kähkönen was appointed President of Metso Minerals. He was previously President of Metso Automation.

Pasi Laine was appointed President of Metso Automation. He was previously President of Metso Automation's Field Systems Business Line.

The Metso Ventures Business Area was dismantled on January 1, 2007, and the President of Metso Ventures, Vesa Kainu, retired on February 28, 2007.

Jorma Eloranta, Metso's President and CEO, and Olli Vaartimo, Metso's Executive Vice President and CFO, continued in their areas of responsibility. In addition to them, Matti Kähkönen, Pasi Laine and Bertel Langenskiöld are the members of the Executive Team since April 1, 2007.

Metso Executive Team activities in 2006

In 2006 our Executive Team met 14 times.

During 2006 the main task of the Executive Team was the implementation of our profitable growth strategy and the compilation of a proposal for the Board on the company's new financial targets. Our business results, market situation, biggest acquisitions, management processes, development of our human resources, compensation systems and the SOX 404 project were also among the matters reviewed by the Executive Team. Other important matters dealt with during the year were related to monitoring the development of the Business Areas' joint IT administration and business infrastructure projects and back office operations.



The Sarbanes-Oxley Act and fulfilling SOX 404 regulations

The U.S. Sarbanes-Oxley Act (SOX) contains several control and governance systems and their control-related regulations, which affect all publicly listed companies in the USA.

In order to fulfill the SOX 404 regulations, we have been developing our internal governance and control processes for the past two years. Under the supervision of Metso's Internal Audit, 35 our most significant units were audited during 2006. The auditing consisted of assessment and auditing processes of internal control procedures and assessment of the central administrative functions. During testing, corrective and supplemental measures were made to the processes.

During 2006 our external auditor PricewaterhouseCoopers also made its own independent assessment of the internal control of our financial reporting. Our management has provided their assessment of the effectiveness of internal control of our financial reporting, as required by SOX 404. The auditors' and management's statements are included in the Form 20-f Report published in March.

Reporting suspected financial misconduct

In compliance with the regulations of SOX, we have a confidential channel maintained by an external party for the reporting of suspected financial misconduct. During 2006 a few alerts were received via the channel, but, upon more careful investigation, none of them was classifiable as financial misconduct. A few cases of misconduct were revealed through direct contacts and in conjunction with internal audits. These cases were referred to the Board's Audit Committee for handling, in line with our guidelines on reporting misconduct. The cases of misconduct did not have a significant impact on the financial results we reported.

To support our ethical principles and our values, in 2006 we implemented organization-wide training on these topics.

Auditors

Our auditor since 1999 has been PricewaterhouseCoopers, Authorized Public Accountants. The chart below shows the fees paid to PricewaterhouseCoopers in 2005–2006.

Audit fees, EUR million	2005	2006
Audit services	2.9	5.2
Tax services	2.1	1.7
Other audit-related services	1.3	1.7
Total	**6.3**	**8.6**

Insider guidelines

Metso's revised insider guidelines became effective on January 1, 2006.

Board remuneration

According to a decision of the Annual General Meeting on April 4, 2006, the annual fees were as follows: Chairman of the Board EUR 80,000, Vice Chairman of the Board and Chairman of the Audit Committee EUR 50,000, and other Board members EUR 40,000. In addition, a fee of EUR 500 per meeting is paid to all members for meetings of the Board and its Committees they attend. Compensation for travel expenses and daily allowances is paid in accordance with our general travel policy. The chart below presents the remuneration paid to the Board of Directors in 2005–2006.

Board remuneration, EUR thousand	2005	2006
Serving board members as of December 31, 2006:		
Matti Kavetvuo	73	87
Jaakko Rauramo	50	57
Svante Adde	31	49
Maija-Liisa Friman	47	58
Christer Gardell	–	38
Satu Huber	40	49
Yrjö Neuvo	–	38
Jukka Leppänen [1]	–	6
Former board members:		
Juhani Kuusi	40	9
Risto Hautamäki	8	-
Pentti Mäkinen [1]	18	2
Total	**307**	**393**

[1] Has attended meetings as a personnel representative, no voting rights.

Management remuneration

The salaries of our Executive Team comprise a fixed basic salary and a bonus based on the financial result of the Group and/or of the Business Area in question. The bonus may also be based on other development objectives. Metso's Board has approved a share ownership plan for 2006–2008. In 2006 President and CEO *Jorma Eloranta* was the only member of Metso's Executive Team to hold options.

The retirement age of the most of the members of our Executive Team is 60 years.

Salaries and bonuses

In 2006 salaries and bonuses totaling EUR 2,160,956 were paid to the seven members of the Executive Team for the actual period they were members. In addition, the share of the performance bonus for 2005 was EUR 928,523. 2006 performance bonuses to be paid to the current Executive Team members amount maximum to EUR 1,099,491. In addition, in March 2007, the Executive Team members can receive a maximum of total 25,955 Metso shares based on the 2006 share ownership plan. President and CEO Jorma Eloranta's salary in 2006 was EUR 486,580. In addition, he received in 2006 a performance bonus of EUR 236,291 from 2005. The salary increase in 2006 was 5.76%. According to Jorma Eloranta's performance bonus agreement, the maximum amount of his performance bonus is half of his taxable annual income, and the performance bonus is tied to Metso's operating profit. In addition to his salary, he received benefits in the form of a company car and a telephone. He has also been granted a total of 100,000 Metso 2003A options. 2006 performance bonus paid to the President and CEO was EUR 249,530. In addition, in March 2007, he can receive a maximum of 5,000 Metso shares based on the 2006 share ownership plan. According to his contract, Jorma Eloranta's retirement age is 60 years, and his retirement pension is 60% of his average monthly salary during the past four or ten earning years, whichever results in a greater amount. If his contract is terminated, he is entitled to compensation equivalent to 24 months' salary.

More detailed information about President and CEO and management remuneration is presented in Note 8 of the Notes to the Financial Statements.


POWER ON

Share ownership plan

We have a share ownership plan for 2006–2008. The plan is part of the remuneration and commitment program for the management of Metso and our Business Areas. The plan incentives are based on the operating profit of Metso and the Business Areas. The incentive consists of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments.

The total maximum of shares to be allocated to the incentive program is 360,000 Metso Corporation's shares. If there is a need to deviate from the total maximum due to a significant corporate acquisition or for any other reason, a Board resolution about a new, separate share ownership plan is required.

The 2006 share ownership plan covers a total of 61 of our managers, and our entire Metso Executive Team is included in the sphere of the plan. A maximum of 100,601 shares, or about 0.07 percent of all company shares, will be distributed by the end of March 2007. The Metso Executive Team's share of this is a maximum of 25,955 shares. If the average value of Metso's share during the first two full weeks of March 2007 exceeds EUR 38, the number of grantable shares for the 2006 plan will be decreased by a corresponding ratio.

The 2007 share ownership plan covers a total of 84 of our managers. Our entire Metso Executive Team is included in the sphere of the plan. The plan covers a maximum total of 125,500 shares. The Metso Executive Team's share of this total is a maximum of 26,500 shares. If the value of Metso's share, determined as the average price of Metso's share during the first two full weeks of March 2008, exceeds EUR 48, the number of grantable shares for the 2007 plan will be decreased by a corresponding ratio. Payment of the potential rewards will be decided during the first quarter of 2008.

The 2008 share ownership plan: The maximum number of shares to be allocated for the 2008 earnings period as well as the share value limit will be decided by Metso's Board of Directors in the beginning of 2008.

Options programs

Metso currently has one options program: the 2003 options program. The options give the right to subscribe to a maximum of 235,000 new shares. Of these, Metso's Board of Directors has reserved 200,000 options, and President and CEO Jorma Eloranta had 35,000 2003A options on December 31, 2006. In 2006 Eloranta sold 50,000 2003A options and subscribed Metso shares with 15,000 options.

More detailed information about our options program and share ownership plan is presented in the Shares and shareholders section of the Financial Statements, on page 120.

On December 31, 2006, no members of the Executive Team or of the Board of Directors had any outstanding loans from the Corporation or its subsidiaries.

Board of Directors

Matti Kavetvuo, born 1944



Metso Board member and Chairman of the Board since 2003. Chairman of Metso's Compensation Committee and expert member of the Nomination Committee. Independent Board member. Finnish citizen. M.Sc. in Engineering and M.Sc. in Economics.

Metso shares Dec. 31, 2006 –

Matti Kavetvuo was President and CEO of Pohjola Insurance Group until 2001, when he retired. Previously, he was President and CEO of Valio Ltd. in 1992–1999, and President and CEO of Orion Corporation in 1985–1991. Kavetvuo was employed by Instrumentarium Corporation in 1971–1984, serving as President in 1979–1984.

Chairman of the Board Orion Corporation.

Board member Alma Media Corporation, KCI Konecranes International Plc, Marimekko Corporation.

Jaakko Rauramo, born 1941



Metso Board member since 1999. Vice Chairman of the Board since 2004. Member of Metso's Compensation Committee. Independent Board member. Finnish citizen. M.Sc. in Engineering. Honorary Doctorate in Engineering, Helsinki University of Technology, 2005.

Metso shares Dec. 31, 2006 4,205

Jaakko Rauramo was President and CEO of SanomaWSOY in 1999–2001 and President of Sanoma Corporation in 1984–1999.

Chairman of the Board SanomaWSOY Corporation.

Board member The Foundation of the Confederation of Finnish Industry and Employers, Stiftelsen Svenska Dagbladet, Reuters Founders' Share Company Limited, Helsingin Sanomat Foundation, Jane and Aatos Erkko Foundation, The Scandinavian International Management Institute Foundation.

Chairman National Board of Economic Defense.

Delegation member The Research Institute of the Finnish Economy (ETLA), Finnish Business and Policy Forum (EVA), The Helsinki Region Chamber of Commerce, The Central Chamber of Commerce, The Honorary Delegation of Student's Union of the Helsinki University of Techonology.



Svante Adde, born 1956

Metso Board member since 2005. Member and financial expert of Metso's Audit Committee. Independent Board member. Swedish citizen. B.Sc. in Economics and Business Administration. Managing Director, Compass Advisers, London.

Metso shares Dec. 31, 2006 –

Svante Adde has been Managing Director of the London office at Compass Advisers, since May 2005. Previously, he worked as CFO of Ahlstrom Corporation in Helsinki, 2003–2005, and as Managing Director and Head of Nordic Corporate Finance at Lazard, a global investment bank. Before Lazard, Adde worked at Citigroup. He has lived in London since 1983.

Board member KCI Konecranes International Plc, Brammer Plc, MeeToo Ab.

Maija-Liisa Friman, born 1952



Metso Board member since 2003. Chairman of Metso's Audit Committee.

Independent Board member. Finnish citizen. M. Sc. in Engineering. President and CEO, Aspocomp Group Oyj.

Metso shares Dec. 31, 2006 1,500

Maija-Liisa Friman has been President and CEO of Aspocomp Group Oyj since April 2004. Prior to that she was Managing Director of Vattenfall Oy in 2000–2004 and President of Gyproc Oy in 1993–2000.

Board member Sponda Plc, The Finnish Medical Foundation.

Member of Supervisory Board Ilmarinen Mutual Pension Insurance Company.

Christer Gardell, born 1960



Metso Board member since 2006. Member of Metso's Compensation Committee. Independent Board member. Swedish citizen. MBA. Founder and Managing Partner, Cevian Capital.

Metso shares Dec. 31, 2006 –

Gardell founded Cevian Capital, a Swedish asset management company, in 2002 and has since worked as Managing Partner in the company. In 1996–2002 he was CEO of AB Custos. Previously he was Partner at Nordic Capital and McKinsey & Company. Gardell lives in Stockholm, Sweden.

Board member Ab Lindex.

Satu Huber, born 1958



Metso Board member since 2004. Member of Metso's Audit Committee.

Independent Board member. Finnish citizen. M.Sc. in Economics and Business Administration. Managing Director, Federation of Finnish Financial Services.

Metso shares Dec. 31, 2006 500

Satu Huber has been Managing Director of the Federation of Finnish Financial Services since 2007. In 1997–2006, she was Director of Finance and Head of the Finance Division of the State Treasury. In 1995–1997 she was First Vice President in Merita Investment Banking, her most resent responsibilities being Scandinavian money and bond markets and Global Sales. Prior to that, she was Vice President of Treasury Sales in the Union Bank of Finland in 1992–1995.

Board member Ekonomiska Samfundet i Finland r.f., Finnair Plc.

Yrjö Neuvo, born 1943



Metso Board member since 2006. Member of Metso's Compensation Committee. Independent Board member. Finnish citizen. Professor, Ph.D. (EE).

Metso shares Dec. 31, 2006 3,400

Yrjö Neuvo was Chief Technology Officer and a member of the Group Executive Board in Nokia in 1993–2005. He retired from Nokia on January 1, 2006. Before joining Nokia, he was Professor at Tampere University of Technology, National Research Professor at the Academy of Finland and a visiting professor at Santa Barbara University in California, USA. Neuvo has published more than 400 technical articles. He lives in Espoo, Finland.

Chairman of the Board Foundation of Technology.

Board member Vaisala Group.

Jukka Leppänen, born 1949



Jukka Leppänen participates in the meetings of Metso's Board of Directors as an invited expert, and his *term of office* is the same as the Board members' term. Finnish citizen. Employee of Metso since 1976. Testing Engineer.

Metso shares Dec. 31, 2006 520

Jukka Leppänen works as a Testing Engineer of Metso Automation's metsoDNA Control System in Tampere, Finland. He is the shop steward for senior clerical employees and an industrial safety delegate.

Metso's definition of Board members' independence complies with the guidelines of the Helsinki Stock Exchange, the Central Chamber of Commerce and the Confederation of Finnish Industry and Employers on the governance of publicly listed companies. The definition of independence also complies with the regulations of the New York Stock Exchange and the Sarbanes-Oxley Act concerning foreign companies.

The Board members' updated holdings of Metso shares and options are presented at www.metso.com/investors > Governance > Insiders
The positions of trust of the Board members are at December 31, 2006. Current information and more detailed CVs are presented at www.metso.com/about us > Management > Board of Directors.

Executive Team

Jorma Eloranta, born 1951

President and CEO.

Chairman of the Executive Team. Finnish citizen. M.Sc. in Engineering. Joined the company in 2004.

Metso shares Dec. 31, 2006 8,300

Metso's 2003A options Dec. 31, 2006 35,000

Jorma Eloranta has been President and CEO of Metso since March, 2004. He was President and CEO of Kvaerner Masa-Yards Inc. in 2001–2004. Previously, he was President and CEO of Patria Industries Group in 1997–2001, Deputy Chief Executive of Finvest Group and Jaakko Pöyry Group in 1996–1997, and President of Finvest Ltd in 1985–1995.

Chairman of the Board Oy Center-Inn Ab.

Board member Uponor Corporation, Research Foundation of Helsinki University of Technology, Technology Industries of Finland.

Member of Supervisory Board Ilmarinen Mutual Pension Insurance Company.



Olli Vaartimo, born 1950

Executive Vice President and CFO. Deputy to the President and CEO.

Vice Chairman of the Executive Team. Member of the Executive Team since 1999. Finnish citizen. M.Sc. in Economics and Business Administration. Joined the company in 1974.

Metso shares Dec. 31, 2006 1,144

Olli Vaartimo has been Executive Vice President and CFO since 2003. He was President and CEO of Metso and Chairman of Metso's Business Area Boards from September 2003 to March 2004, after which he returned to his duties as Metso's Executive Vice President and CFO and Deputy to the President. In 1999–2003 Vaartimo was President of Metso Minerals and in 1993–1999 President of Nordberg in the Rauma Corporation. In 1991–1998 he was also Executive Vice President of Rauma Corporation.



Risto Hautamäki, born 1945

President, Metso Paper. As of April 1, 2007 responsible for key account projects in the pulp and paper industry; will retire at the beginning of 2008.

Member of the Executive Team since 2005. Finnish citizen. M.Sc. in Engineering. Joined the company in 2005.

Metso shares Dec. 31, 2006 2,000

Risto Hautamäki has been President of Metso Paper since April 1, 2005. Previously, he was President and CEO of Tamfelt Corporation in 1995–2005. In 1990–1994 he was President and CEO of Valmet Paper Machinery Inc. and Executive Vice President and Chief Operating Officer in 1989–1990. Hautamäki was a member of Metso's Board of Directors and Compensation Committee in 2004–2005 when he started in his current position.

Board member Wärtsilä Corporation.



Vesa Kainu, born 1947

President, Metso Ventures.

Member of the Executive Team since 2003. Finnish citizen. B.Sc. in Engineering. Joined the company in 1971.

Metso shares Dec. 31, 2006 60

Vesa Kainu has been President of Metso Ventures since 2003. In 2001–2003 he served as Executive Vice President of Metso Minerals, while in 1999–2001 he was President of Metso Paper Service. Prior to that, he headed Valmet's Service Business Line from 1994.

Board member Exel Oyj, Tamfelt Oyj Abp, Avantone Oy.



Matti Kähkönen, born 1956

President, Metso Minerals.

Member of the Executive Team since 2001. Finnish citizen. M. Sc. in Engineering. Joined the company in 1980.

Metso shares Dec. 31, 2006 –

Matti Kähkönen has been President of Metso Minerals since 2006. He was President of Metso Automation in 2001–2006. Prior to that, Kähkönen headed the Metso Automation Field Systems Business Line in 1999–2001, and served as Division President of Neles Controls in Rauma Corporation from 1993.



Pasi Laine, born 1963

President, Metso Automation.

Member of the Executive Team since 2006. Finnish citizen. M.Sc. in Engineering. Joined the company in 1998.

Metso shares Dec. 31, 2006 –

Pasi Laine has been President of Metso Automation since 2006. Laine was President of Metso Automation's Field Systems Business Line in 2003–2006. He was Senior Vice President of Metso Automation's Paper and Pulp Automation Solutions Business Unit in 2002–2003 and Vice President of Process & Energy Business Unit in 1998–2002. In 1996–1998 he was Managing Director of Elsag Bailey Hartmann & Braun, and prior to that, in 1988–1996, he held various positions at Valmet Automation in Finland, Canada, Germany and the UK.



Bertel Langenskiöld, born 1950

Head of the Metso Paper's Fiber Business Line and integration of Pulping and Power units acquired from Aker Kvaerner; as of April 1, 2007 President of Metso Paper.

Member of the Executive Team since 2003. Finnish citizen. M.Sc. in Engineering. Joined the company in 2003.

Metso shares Dec. 31, 2006 1,500

Bertel Langenskiöld has been heading the Metso Paper's Fiber Business Line since 2006. He is also responsible for the integration of Aker Kvaerner's Pulping and Power –units since the acquisition has been closed. Langenskiöld will become President of Metso Paper as of April 1, 2007. Prior to his current position, he was President of Metso Minerals in 2003–2006. Previously, he was President and CEO of Fiskars Corporation in 2001–2003, and President of Tampella Power/Kvaerner Pulping, Power Division in 1994–2000.

Board member Wärtsilä Corporation, Luvata International Oy.



The Executive Team members' updated holdings of Metso's shares and options are presented at www.metso.com/investors > Governance > Insiders. More detailed CVs of the Executive Team members are presented at www.metso.com/about us > Management > Executive Team.

Corporate Office

President and CEO – Jorma Eloranta
Corporate Communications – Kati Renvall
Human Resources – Taina Sopenlehto
Legal Matters – Aleksanteri Lebedeff
Strategy – Kalle Reponen
Stakeholder Relations – Jukka Seppälä
Technology, Quality and Environment – Marko Hakovirta

Executive Vice President and CFO – Olli Vaartimo
Finance – Reijo Kostiainen
Information Technology – Pauli Nuutinen
Internal Audit – Jarmo Kääriäinen
Investor Relations – *Johanna* Sintonen
Treasury – Pekka Hölttä

Stock exchange releases and announcements in 2006

January

Jan 2 Change in Deutsche Bank AG's holdings in Metso
Jan 4 J.P. Morgan Chase & Co.'s holdings in Metso to 4.76 percent
Jan 9 Metso to supply Grate Kiln System to LKAB in Sweden
Jan 10 J.P. Morgan Chase & Co.'s holdings in Metso to 5.08 percent
Jan 11 Change in Deutsche Bank AG's holdings in Metso
Jan 12 Metso to supply a conveying system to Dawson mine in Australia
Jan 12 Change in Deutsche Bank AG's holdings in Metso
Jan 16 Change in Deutsche Bank AG's holdings in Metso
Jan 26 J.P. Morgan Chase & Co.'s holdings in Metso to 4.98 percent
Jan 31 The Nomination Committee proposes seven members to Metso Board of Directors

February

Feb 8 Metso's 2006 share ownership plan covers 55 individuals
Feb 8 Metso's growth continues; The Board proposes an extra dividend
Feb 8 Metso to acquire Aker Kvaerner's Pulping and Power business
Feb 8 Metso to continue as one entity to implement the profitable growth strategy
Feb 8 Notice of Annual General Meeting
Feb 9 Deutsche Bank AG's holdings in Metso increased to 5.15 percent
Feb 13 Metso acquires paper machine manufacturer in China
Feb 23 Deutsche Bank AG's holdings decreased to 4.79 percent

March

Mar 15 Metso Annual Report on Form 20-F
Mar 20 Fidelity International Limited's holding decreased to 4.98%
Mar 22 Metso to supply pulping line to Bahia Pulp in Brazil
Mar 22 Fidelity International Limited's holding in Metso increased to 5.11 percent
Mar 31 Fidelity International Limited's holding in Metso decreased to 3.98 percent

April

Apr 4 Metso's Annual General Meeting, April 4, 2006: Review by President and CEO Jorma Eloranta
Apr 4 The Annual General Meeting of Metso Corporation: dividend of EUR 1.40 per share
Apr 6 Metso applies for listing of stock options 2003A on the main list of the Helsinki Stock Exchange
Apr 7 Standard & Poor's changed the outlook to positive on Metso's ratings
Apr 12 Metso supplies equipment to Pfleiderer's fiberboard line in Poland
Apr 25 Fidelity International Limited's holding in Metso increased to 5.12 percent
Apr 28 Metso Corporation's Interim Review, January 1–March 31, 2006: Strong order backlog and profit performance continued in first quarter
Apr 28 Metso and Aker Kvaerner sign the purchase agreement regarding the Pulping and Power business

May

May 2 Metso repurchases its own shares
May 9 Metso to supply another kraftliner board machine to Lee & Man in China
May 10 Main equipment for Nippon Paper's new papermaking line in Japan
May 15 Paper machine delivery to Anhui Shanying, China
May 30 Fidelity International Limited's holding in Metso decreased to 4.84 percent

June

Jun 6 Changes in the Metso Executive Team
Jun 7 Metso to rebuild UPM's paper machine in Jämsänkoski, Finland
Jun 12 Metso to supply a fiber line to ITC Bhadrachalam, India
Jun 14 Metso records a EUR 57 million one-time deferred tax asset in the second quarter of 2006
Jun 26 Crushing and grinding equipment to Boddington Gold Mine

July

Jul 26 Metso to supply grinding and flotation equipment to Gaisky Copper Mine in Russia
Jul 27 Metso's Interim Review, January 1 – June 30, 2006: Metso's strong performance continues

August

Aug 1 J.P. Morgan Chase & Co.'s holdings to 5.03 percent in Metso
Aug 10 Metso to supply mining equipment to Mt Isa Mine in Australia
Aug 14 Metso's acquisition of Aker Kvaerner's Pulping and Power businesses into the second phase in the European regulatory clearance process
Aug 31 Shanghai-Chenming Paper Machinery transferred to Metso as of August 31, 2006
Aug 31 Metso to supply new wood handling and bleaching lines, and a washing rebuild for Klabin S.A., Brazil
Aug 31 Metso's financial information in 2007

September

Sep 4 Marathon Asset Management LLP's holdings in Metso decreased to 3.45 percent
Sep 12 Metso supplies Guangzhou Paper with large printing paper line in China
Sep 28 Metso to dismantle its Ventures Business Area
Sep 28 Moody's upgraded rating on Metso Corporation to Baa3

October

Oct 4 Fidelity Management Research Corporation's holdings in Metso decreased to 4.95 percent
Oct 9 Standard & Poor's upgraded corporate rating on Metso to BBB–
Oct 25 Metso's Interim Review, January 1–September 30, 2006: Strong order intake and profitability improvement continue; Confident outlook for 2007
Oct 25 Metso updates its financial targets and dividend policy
Oct 31 J.P. Morgan Chase & Co.'s holdings in Metso to 4.99 percent

November

Nov 2 Metso Corporation's largest shareholders according to the shareholder register on November 1, 2006
Nov 3 Metso Minerals Industries, Inc. receives subpoena from Antitrust Division of the United States Department of Justice
Nov 16 Nomination Committee representatives of Metso Corporation
Nov 21 A fiber line delivery to West Coast Paper, India
Nov 23 Metso divests Metso Powdermet AB in Sweden to Sandvik
Nov 29 J.P. Morgan Chase & Co.'s holdings to 5.19 percent

December

Dec 8 Metso draws EUR 100 million EIB loan
Dec 12 Metso's acquisition of Aker Kvaerner's Pulping and Power businesses cleared by the European Commission
Dec 14 Metso repurchased its own shares for use as incentives for key personnel
Dec 15 Metso signs EUR 500 million revolver
Dec 29 Metso completes the acquisition of Aker Kvaerner's Pulping and Power businesses

Investor relations

Principles

Mission and goals

The main mission of Metso's Investor Relations is to support the correct valuation of Metso's share by providing information related to Metso's operations and operating environment, strategy, objectives and financial situation so that capital market participants can form a balanced view of Metso as an investment.

We are also responsible for gathering and analyzing market information and investor feedback for use by Metso's management and Board of Directors.

Our goal is to provide correct, adequate and up-to-date information regularly and impartially to all market participants. We aim for promptness, transparency and good service in our work.

Mode of operation

Metso's Investor Relations function is responsible for investor communications as well as for daily contacts in cooperation with Corporate Communications. All investor requests are processed centrally through Metso's Investor Relations.

In addition to financial reports, Internet pages and the investor magazine, Metso's investor communications include investor meetings and seminars in which Metso's top executives actively participate. We also organize a yearly Capital Markets Day for investors and analysts.



Silent period

We are not in contact with capital market representatives during the three-week period prior to publication of the annual or interim financial results.

Contact information

Johanna Sintonen, Vice President
Tel: +358 20 484 3253
Email: johanna.sintonen@metso.com

Marja Kortesalo, Financial Communicator
Tel: +358 20 484 3211
Email: marja.kortesalo@metso.com

Elina Lehtinen, Financial Communicator
Tel: +358 20 484 3215
Email: elina.lehtinen@metso.com

Anne-Mari Ylikulppi, Assistant
Tel: +358 20 484 3117
Email: anne-mari.ylikulppi@metso.com

North America:
Mike Phillips, Senior Vice President
Finance and Administration, Metso USA Inc.
Tel: +1 770 246 7237
Email: mike.phillips@metso.com

Investor Relations email: metso.ir@metso.com

Change of address

If your address changes, we request that you send written notification of this to the bank where your book-entry account is held. If your account is held at the Finnish Central Securities Depository Ltd's account operator, please send the written notification to:
Finnish Central Securities Depository Ltd.
PO Box 1110
FI-00101 Helsinki
Fax: +358 20 770 6656
(Free customer helpline Monday to Friday 9 a.m.–4 p.m. EET, tel. +358 800 180 500, only in Finnish and Swedish)

The notification must include the shareholder's name, book-entry account number or date of birth, and the old and new address.

Metso ADS holders are requested to contact the Bank of New York:
The Bank of New York
Investor Services
PO Box 11258

Church Street Station
New York, NY 10286-1258
Tel. (nat.): 1-888-BNY-ADRs or 1-888-269-2377
Tel. (intl): +1-212-815-3700
Email: shareowners@bankofny.com
Internet: www.adrbny.com or www.stockbny.com

Other than shareholders are requested to notify the Metso Corporate Office of address changes.

Investment analysis

To our knowledge, the following banks and brokerage firms evaluate Metso Corporation as an investment. This is not necessarily a complete list. Those listed here follow Metso on their own initiative, and we are not responsible for any statements they make.

Helsinki
ABN AMRO Securities
D. Carnegie
Deutsche Bank
Enskilda Securities
EQ Bank
Evli
E. Öhman J:or Fondkommission
FIM Securities
Handelsbanken Capital Markets
Kaupthing Bank
Mandatum Stockbrokers
OKO Bank

Rest of Europe
ABG Sundal Collier
Citigroup Global Markets
Credit Suisse
Danske Equities
Goldman Sachs
JP Morgan Securities
Lehman Brothers
Merrill Lynch
Standard & Poor's
UBS

Credit research

Barclays Capital
Danske Bank
Deutsche Bank
Dresdner Kleinwort Wasserstein
JP Morgan Securities
Nordea Debt Capital Markets
OKO
The Royal Bank of Scotland
SEB Merchant Banking
Société Générale

« Updated contact information on analysts following Metso is available at www.metso.com »

Forward-looking statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by "expects," "estimates," "forecasts" or similar expressions are forward-looking statements.

These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties that may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

1. General economic conditions, including fluctuations in exchange rates and interest levels, which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins;
2. The competitive situation, especially significant technological solutions developed by competitors;
3. The company's own operating conditions, such as the success of production, product development and project management, and their continuous development and improvement;
4. The success of pending and future acquisitions and restructuring.

« Additional information on Metso as an investment is available at www.metso.com/investors »

Information for shareholders

Annual general meeting

The Annual General Meeting of Metso Corporation will be held at 2.00 p.m. on Tuesday, April 3, 2007 at The Helsinki Fair Centre (Messukeskus) in Helsinki, Finland. Shareholders who are entered as shareholders in the Corporation's shareholder register maintained by the Finnish Central Securities Depository Ltd. by March 23, 2007 shall have the right to participate in the Annual General Meeting.

Shareholders who wish to participate in the meeting should notify the Corporation of their intention to participate by no later than 4:00 p.m. on March 29, 2007. A notice of participation can be submitted at www.metso.com, by phone at +358 10 80 8300, by fax at +358 20 484 3125, or by mail to Metso Corporation, PO Box 1220, FI-00101 Helsinki. Notices of participation must be received by the above-mentioned deadline. Any powers of attorney should also be sent to the above address during the same registration period.

Payment of dividends

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 1.50 per share be paid for 2006. Dividends will be paid to those shareholders who are entered in the Corporation's shareholder register maintained by the Finnish Central Securities Depository Ltd. on the record date, i.e. on April 10, 2007. The Board will propose to the Annual General Meeting that dividends would be paid on April 17, 2007.

Symbols and units used in trading

Metso Corporation has one share series. Metso's shares are listed on the Helsinki Stock Exchange and are registered in the Finnish Book Entry Register maintained by the Finnish Central Securities Depository. On the New York Stock Exchange Metso's shares are listed as American Depository Shares (ADS). Each Metso ADS represents one Metso share. The Bank of New York acts as the depository for Metso ADSs.

Helsinki Stock Exchange

Share
Trading code: MEO1V
Trading currency: EUR

New York Stock Exchange

ADS
Trading code: MX
Trading currency: USD

Indexes

Metso's shares are included in at least the following indexes:

OMX Helsinki
OMX Helsinki Benchmark
OMXH25
OMX Helsinki Cap
OMX Helsinki Industrials
OMX Nordic
OMX Nordic 40
OMX Nordic Large Cap
VINX EUR PI
VINX Benchmark
VINX Industrials
Bloomberg World Index
Bloomberg World Industrials Index
Bloomberg European 500 Index
Bloomberg European Industrials Index
Bloomberg Europe 500 Economic Sectors Index
Bloomberg Europe 500 Industrials Index
Bloomberg Europe-World Index
Dow Jones STOXX Index
Dow Jones STOXX Industrial Index
Dow Jones STOXX 600 Index
Dow Jones STOXX 600 Industrial Index
Dow Jones World Industrials Index
FTSE Intl – World Europe ex-UK Index
FTSE World Industrials Index
FTSE World Industrial Engineering Index
S&P Global 1200 Index
S&P Europe 350 Index
S&P Euro Index
S&P Euro Plus Index
S&P ADR Index

Sustainability indexes

ASPI Eurozone Index
Dow Jones STOXX Sustainability Index
FTSE4GOOD Index
Ethibel Sustainability Index
SIX/GES Ethical Index
Kempen/SNS Smaller Europe SRI Index
Nordic Sustainability Index



Our investor magazine Metso Index is meant for shareholders and analysts following our company.

Credit ratings

Metso's credit ratings are:

Standard & Poor's (October 9, 2006–)
Long-term credit rating: BBB–
Outlook: Stable
Ratings for bonds and EMTN program: BB+
Short-term rating: A–3

Moody's (September 28, 2006–)
Long-term rating: Baa3
Outlook: Stable

Publication dates of reviews and reports in 2007

- Financial statements release 2006 February 7, 2007
- Annual Report and Sustainability Report, Week starting March 12
- Annual Report in accordance with U.S. securities regulations (Form 20-F) March 2007
- Interim review for January–March, April 27, 2007
- Interim review for January–June, July 26, 2007
- Interim review for January–September, October 25, 2007

Distribution of financial information

We publish Metso's Annual Report 2006 and Sustainability Report in Finnish and English. They can also be read on Metso's Internet pages. We mail the Annual Report 2006 to all Metso shareholders. We will mail the 2007 reports only to those who have ordered it. It can be ordered with the card accompanying this report.

We will mail Form 20-F, the annual report in accordance with U.S. securities regulations, upon request. We also publish it on Metso's Internet pages and on the web pages of the U.S. Securities and Exchange Commission (SEC) at www.sec.gov.

We publish interim reviews in Finnish and English on Metso's Internet pages. Webcasts of the related news conferences are held in English and can also be viewed on Metso's Internet pages.

We publish Metso's releases in Finnish and English, and they can also be viewed on Metso's Internet pages. The releases can be ordered by email through Metso's Internet pages.

Ordering financial publications

www.metso.com/news & info > order publications

or

Metso Corporation
Corporate Communications
P.O. BOX 1220
FI-00101 Helsinki
Tel. +358 20 484 100
Fax: +358 20 484 3123
Email: metso.info@metso.com

METSO
U.S. GAAP RECONCILIATION
(unaudited)

Differences between International Financial Reporting Standards and U.S. GAAP

Metso's consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from the accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IFRS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income and total shareholders' equity as of and for the periods indicated. As detailed further below, the significant business combination of Valmet and Rauma, which took place in 1999, is accounted for as the pooling of interests under IFRS, but is accounted for using the purchase method under U.S. GAAP. This difference impacts the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the following reconciliation, the "Business combination, net" item solely includes the impact of differences that arose using the purchase method under U.S. GAAP, except for the employee benefit liability related to the transaction, which is presented under g) Employee benefit plans. The other items reflect the post-combination differences between IFRS and U.S. GAAP.

	Year ended December 31,		
	2004	2005	2006
Reconciliation of net income			
Profit attributable to equity shareholders in accordance with IFRS	143	236	409
U.S. GAAP adjustments:			
a) Business combination, net	(21)	(18)	(18)
b) Svedala: purchase accounting, net	(7)	(7)	(6)
d) Reversal of liabilities recognized in connection with a business combination	(3)	–	–
e) Capitalized development costs	(1)	(1)	(3)
f) Fair value of financial derivatives	3	(1)	3
g) Employee benefit plans	(91)	(17)	(5)
h) Early retirement plans	–	–	1
i) Restructuring costs	(7)	1	–
j) Net investment hedge	1	–	–
k) Fees on bond exchange	(2)	0	0
l) Goodwill impairment	–	–	(1)
m) Amortization of goodwill	–	–	(1)
p) Discontinued operations	(41)	2	–
q) Miscellaneous items	1	0	–
r) Stock compensation	0	(1)	(0)
Deferred tax effect of U.S. GAAP adjustments	27	3	1
Net income in accordance with U.S. GAAP	2	197	380
Income from continuing operations	57	178	380
Discontinued operations:			
Income from Discontinued operations, net of income tax expense tax expense of €5 million and tax expense of €0 million for the years ended December 31, 2004 and 2005, respectively	17	1	–
Income (Loss) on disposal of Discontinued operations, net of income tax expense of €9 million and tax benefit of €0 million for the years ended December 31, 2004 and 2005, respectively	(72)	18	–
Net income (loss) on Discontinued operations	(55)	19	–
Net income in accordance with U.S. GAAP	2	197	380
Basic and diluted earnings (loss) per share:			
Continuing operations	0.42	1.27	2.68
Discontinued operations	(0.41)	0.14	–
Total basic and diluted earnings (loss) per share	0.01	1.41	2.68

company is recognized as a reduction of the acquisition cost. The goodwill arising from the acquisition is adjusted once the ultimate costs of the exit measures are realized.

In 2004, Metso reversed a restructuring provision of €3 million, which was recognized as part of the Svedala acquisition.

e) Capitalized development costs

Under IFRS, in accordance with IAS 38 "Intangible assets" certain internal development costs are capitalized when it can be demonstrated that they will generate probable future economic benefits to the company. In addition, it is required that the company has the intention and the resources to complete, use and obtain the benefits from an intangible asset. The internally generated intangible asset is amortized over its expected economic life.

Under U.S. GAAP, research and development costs are expensed except when it can be demonstrated that they have an alternative use.

Under IFRS, in connection with the Aker Kvaerner Pulping and Power acquisition consummated on December 29, 2006 Metso recognized capitalized development costs of €2 million, which will be amortized based on its economic life. Under U.S. GAAP, in-process-research-and-development acquired in a business combination, which has no future alternative use, qualifies as an intangible asset as of consummation date but is charged to income immediately afterwards. The €2 million of acquired development costs have been subsequently expensed for US GAAP.

f) Fair value of financial derivatives

As permitted by IFRS 1 "First-time adoption of International Financial Reporting Standards", Metso applied the transitional rules, which allowed prospective application of IAS 39 "Financial instruments: recognition and measurement" to financial statements beginning January 1, 2005.

Under U.S. GAAP, all derivative financial instruments are recognized on the balance sheet at fair value with changes in fair values recognized through earnings unless strict hedge accounting criteria for cash flow hedges or hedges of net investments have been met. In addition, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires the Company to bifurcate certain hybrid contracts (i.e. contracts with embedded derivatives) and to fair value the derivative components through earnings.

2004

Prior to the application of IAS 39, Metso entered into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues denominated in foreign currencies other than the functional currencies. As permitted, Metso deferred the unrealized gains and losses (balance sheet date fair values) on such hedges until the underlying transaction had been recorded in the financial statements. Under U.S. GAAP, as Metso had not elected to apply hedge accounting, such unrealized gains and losses were included in the determination of net income.

Prior to the application of IAS 39, the Company was not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments. Under U.S. GAAP, firm commitments, in which the currency is not the functional currency of either counter-party, must be fair valued on the balance sheet with changes in fair values recorded through earnings.

Metso has entered into long-term swap contracts to hedge its interest rate exposure. The Company accounted for the swap contracts using the accrual method. Under U.S. GAAP, swap contracts were fair valued and changes in fair values were included in the determination of net income. In 2005, deferred fair value changes, which were previously recognized in U.S. GAAP earnings, were classified either as fair value or cash flow hedges under IFRS.

2005 -2006

Metso opted, in its transition to IFRS, to apply IAS 39 "Financial instruments: recognition and measurements" as of January 1, 2005. The hedge accounting criteria related to designation and documentation of derivatives as effective hedging instruments of underlying risk positions qualifying for hedge accounting under IFRS, qualified for hedge accounting also under U.S. GAAP. However, Metso has decided to not apply hedge accounting to the recognition of interest rate risk under U.S. GAAP.

The cumulative effect of the adjustments in Metso's U.S. GAAP net income and shareholders' equity for the years ended December 31, 2004, 2005 and 2006, respectively, is as follows:

	Gross	Tax	Net
	(€ in millions)		
Changes in fair values recognized through 2004 U.S. GAAP earnings:			
Continuing Operations	3	(1)	2
Discontinued Operations	(4)	1	(3)
Shareholders' equity difference as at December 31, 2004	2	(1)	1
Recognition of forwards at fair value in retained earnings under IFRS:	(3)	1	(2)
Changes in fair values recognized through 2005 U.S. GAAP earnings:			
Continuing Operations	(1)	(0)	(1)
Reversal of hedge reserves	7	(2)	5
Shareholders' equity difference as at December 31, 2005	5	(2)	3
Changes in fair values recognized through 2006 U.S. GAAP earnings:			
Continuing Operations	3	(1)	2
Cumulative reversal of hedge reserves	(15)	5	(10)
Shareholders' equity difference as at December 31, 2006	(7)	2	(5)

g) Employee benefit plans

Pensions and other postretirement benefits

The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and of salary with Metso, and are usually coordinated with local national pensions. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso provides certain health care and life insurance benefits for retired employees. Substantially all the U.S. and Canadian employees are provided these benefits. Under U.S. GAAP, SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" requires Metso to accrue the estimated cost of postretirement benefit payments during the years the employee provides services.

Metso uses December 31 as the measurement date for its pension plans.

At the transition to IFRS, the disability portion of the Finnish TEL (Employees' pension plan) was considered as a defined benefit plan requiring an actuarial valuation of the liability. Under U.S. GAAP, the disability portion qualified equally as a defined benefit plan. Due to certain changes introduced in 2004, the disability portion of Finnish TEL was no longer regarded as a defined benefit plan under IFRS. This change in classification resulted in a reversal of TEL disability liability during the years ended December 31, 2004 and 2005, respectively. Under U.S. GAAP, the changes to Finnish TEL did not impact the classification.

impairments. The testing is performed at the reporting unit level, which can be either an operating segment or one level below operating segment. In the discounted cash flow method, Metso discounts forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit's total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.

U.S. GAAP requires the impairment test to be performed in two stages. If the first stage does not indicate that the carrying values of the reporting units exceed the fair values, the second stage is not required. When the first stage indicates potential impairment, the company has to complete the second stage of the impairment test and compare the implied fair value of the reporting units' goodwill to the corresponding carrying value of goodwill.

In the years ended December 31, 2004, 2005 and 2006, respectively, Metso performed its annual impairment test and concluded that there were no indications of impairment.

Subsequent to the annual impairment test, Metso Panelboard undertook a review of its current strategy and determined that there was both a decrease in its future projected income based on the current environment and a need for a new management strategy. As such, Panelboard concluded there was a risk of impairment. Upon conducting the impairment test under IFRS, Metso recognized an impairment charge of €7 million.

Under U.S. GAAP, the impairment test resulted in recognition of an impairment charge of €8 million. The difference in impairment charge under the two standards was caused by the non amortization of goodwill under U.S. GAAP in the years ended December 31, 2002 and 2003, respectively, see note m) on amortization of goodwill.

m) Amortization of goodwill

Under IFRS, goodwill was previously amortized over its estimated useful life. The amended IAS 38 "Intangible assets", which became effective for Metso as of January 1, 2004, reclassified goodwill and certain other intangible assets, such as brand names, as intangible assets having indefinite economic lives.

Under U.S. GAAP, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization after January 1, 2002, with the exception of goodwill related to acquisitions between June 30, and December 31, 2001, which was never amortized.

In the year ended December 31, 2006 Metso Paper wound up a business, which was unrelated to its other ongoing businesses. The related goodwill was written off. Under U.S. GAAP the charge from the liquidation was €1 million more than under IFRS due the non amortization of goodwill in 2002 and 2003.

o) Translation difference

Under IFRS, the Company records certain purchase accounting adjustments related to foreign subsidiaries in euro, which is the functional currency of the Parent Company.

Under U.S. GAAP, purchase accounting adjustments are recorded in the functional currency of the subsidiary to which they relate. As a result, currency translation differences have been recognized with respect to such purchase accounting adjustments.

p) Discontinued operations

In November 2002, Metso announced having signed a memorandum of understanding with a Swiss buyer Bobst Group SA to dispose of the Converting Equipment group, which manufactures equipment for the packaging industry. The transaction was closed on January 30, 2004. On June 30, 2004 Metso completed the disposal of its Compaction and Paving business line within Metso Minerals. Metso announced in November 2004 the sale of Reedrill, specialized in sale and manufacturing of drilling equipment, to Terex Corporation, U.S. based group. The transaction was closed in December 2004.

In April 2005, Metso completed the disposal of its industrial gears unit, Metso Drives, to funds managed by CapMan. Metso Drives was previously reported under Metso Ventures.

Under U.S. GAAP, the Converting Equipment group, Compaction and Paving business line, Reedrill and Drives businesses meet the criteria of a component entity classified as held for sale under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", and accordingly, income from continuing and Discontinued Operations has been presented separately and all prior period information have been restated to reflect such presentation.

q) Miscellaneous items

Miscellaneous items include items, which are individually and in the aggregate immaterial.

r) Stock compensation

2003A options program

As permitted by the transitional rules of IFRS 1 "First time adoption of IFRS", Metso applied IFRS 2 "Share based payment" to the financial statements as of January 1, 2004 to account for its stock option plans prospectively. The Company measured the compensation expense for the outstanding stock options at fair value by applying a Black-Scholes valuation model.

Prior to the January 1, 2006 adoption of Financial Accounting Standards Board ("FASB") Statement No. 123(R), "Share-Based Payment" ("SFAS 123R"), Metso elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123 "Accounting for Stock Based compensation", and adopted only the disclosure provisions of SFAS No. 123.

In 2004, Metso granted 100,000 2003A stock options to the President and chief executive officer of the Company which were variable options as the exercise price is not known until the exercise date. Under APB 25, the compensation expense for variable options had to be remeasured at each balance sheet date. As of December 31, 2004, the compensation expense related to these options was not considered to be material under APB 25. Due to an increase in the stock price and dividends paid in 2005, additional compensation expense relating to the options of €1 million was recognized under U.S. GAAP for the year ended December 31, 2005. The Company is not subject to taxes in Finland for its share compensation and therefore no deferred taxes have been recognized for the awards.

Effective on January 1, 2006, Metso adopted SFAS 123R using the modified prospective transition method, which does not require any retroactive adjustment of prior periods. The stock-based compensation of the 2003A options was based on the grant date fair value estimated in accordance with the original SFAS No. 123. As a result of the adoption of SFAS 123R, Metso recognized €0.1million less compensation expense (€0.1million increase in net income) for the year ended December 31, 2006, as compared to what it would have recognized under APB 25 for the 2003A options (increase of €0.00 on both basic and diluted earnings per share). The options became fully vested at April 1, 2006 and the related compensation cost for the three months up to the vesting date amounted to less than €0.1million both under IFRS and U.S.GAAP.

Share ownership plan for 2006-2008

As part of the remuneration and commitment program of the management, the Board of Directors decided in December 2005 upon a share ownership plan covering a maximum of 360,000 treasury shares to be granted during the 2006–2008 strategy period. The shares granted during 2006 include a maximum of 94,985 Metso treasury shares subject to a cap price of €38. It limits the maximum number of shares, which can be awarded, to the number of shares granted multiplied by the cap price and divided by the prevailing share price should the latter exceed €38. If the share price exceeds €38, the number of shares awarded shall be reduced on a pro rata basis. The final number of shares distributed will be based on the average share price between March 5 and March 16, 2007. The earning criteria is set each year separately, for the plan in 2006, the main earnings factors are the operating profit targets and four years of service subsequent to grant date. The incentives consist of both shares and cash, the latter to cover income taxes and tax-related payments of the beneficiaries.

Accounting for the compensation expense

Under IFRS, the compensation expense for the shares, which is accounted for as equity-settled, is recognized as an employee benefit expense with corresponding entry in equity. The cost of the equity-settled portion, which will be evenly recognized during the required service period, is based on the market value of Metso treasury shares on the grant date in February 2006. The compensation expense for the cash is accounted as a cash-settled plan and is recognized as an employee benefit expense with a corresponding entry in short-term liabilities as the cash portion will be settled in the end of March 2007 once the shares have been awarded. The cash settled portion of the plan is fair valued at each balance sheet date based on the prevailing share price. The management makes an assessment at each balance sheet date of the probability for the conditions to vest.

Under U.S GAAP upon adoption of FAS 123R, the share awards are accounted for as liability awards as the cap price of €38 effectively results in a fixed monetary award that is settled in a variable number of shares. Under FAS 123R, the compensation cost of the share award is fair valued at each balance sheet date and recognized ratably over the shorter of the service period or the period to retirement eligibility with a corresponding entry in long-term liabilities. Upon settlement of the award by issuance of shares, the award will be accounted for as an equity award and compensation cost will be fixed at that date and recognized ratably over the remaining service period. The difference between U.S. GAAP and IFRS was immaterial related to this portion of the award in 2006. Under US GAAP, there is no difference from IFRS in the accounting for the cash award.

No other warrants or convertible bonds were outstanding as of December 31, 2006.

Business areas

Metso Paper

Rautpohjankatu
P.O. Box 587
FI-40101 Jyväskylä, Finland
Tel: +358 20 482 150
Fax: +358 20 482 151
Internet: www.metsopaper.com

Metso Minerals

Fabianinkatu 9 A
P.O. Box 1220
FI-00101 Helsinki, Finland
Tel: +358 20 484 100
Fax: +358 20 484 3216
Internet: www.metsominerals.com

Metso Automation

Tulppatie 1
P.O. Box 310
FI-00811 Helsinki, Finland
Tel: +358 20 483 150
Fax: +358 20 483 151
Internet: www.metsoautomation.com

Corporate Office

Metso Corporation

Corporate Office
Fabianinkatu 9 A
P.O. Box 1220
FI-00101 Helsinki, Finland
Tel: +358 20 484 100
Fax: +358 20 484 101
Internet: www.metso.com

Metso USA, Inc.

2900 Courtyards Drive
Norcross, Georgia, 30071
USA
Tel: +1 770 263 7863
Fax: +1 770 441 9652

« All of Metso's addresses are available on Metso's website at www.metso.com > contact us > Metso Worldwide »

Countries with Metso operations


■ Metso's production, sales and service units
□ Metso's sales and service units, no production

Graphic design Hilanders **Production** Kreab Oy **Printing** Libris
Photos Erik Grönlund, Ragnar Omarsson, Mats Widén and Metso's image bank
Paper cover Galerie Art Silk 250 g/m², inside pages Galerie Art Silk 130 g/m² and Galerie One Silk 80 g/m² Printed in Finland

END

metso

Metso Corporation, Fabianinkatu 9 A, P.O. Box 1220, FI-00101 Helsinki, Tel. +358 (0)20 484 100, Fax +358 (0)20 484 101, **www.metso.com**